UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

_________________

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-37777

_________________

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

_________________

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note

All figures presented throughout this document are expressed in Argentine pesos (AR$) and all financial information has been prepared in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank, which differ in certain material aspects from IFRS as issued by the IASB.

For the Grupo Supervielle 20-F filed with the SEC on May 10, 2019 financial statements should be prepared in accordance with IFRS, as issued by the IASB, or in accordance with US GAAP or provide a reconciliation with US GAAP. As the Argentine Central Bank is in a convergence plan towards the application of IFRS for entities under its supervision, Grupo Supervielle S.A. prepared its financial statements included in its SEC annual report in accordance with IFRS, as issued by the IASB.

The abovementioned convergence plan, effective for fiscal years beginning on or after January 1, 2018, has two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full.

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the financial year ended on December 31, 2019, presented on comparative basis.

Consolidated Financial Statements

For the financial year ended on

December 31, 2019, presented on comparative basis

Consolidated Financial Statements

For the financial year ended on

December 31 2019, presented on comparative basis

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 41 started on January 1, 2019
Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires
Core Business:	Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.
Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 9 to Separate Condensed Interim Financial Statements

Composition of Capital Stock as of December 31, 2019

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2019, 2018

(Expressed in thousands of pesos)

ASSETS	Notes and Schedules	12/31/2019	12/31/2018
Cash and due from banks	1.9 y 4	26,403,099	33,687,553
Cash		8,751,111	4,789,701
Financial institutions and correspondents		17,622,078	28,887,453
Argentine Central Bank		15,927,336	27,388,784
Other local and foreign financial institutions		1,694,742	1,498,669
Others		29,910	10,399
Debt Securities at fair value through profit or loss	1.9, 4, 11.1 y A	568,501	15,112,115
Derivatives	4	257,587	15,924
Other financial assets	1.9, 11.2 y 4	2,092,818	1,715,534
Loans and other financing	4, 11.3 y B	88,922,160	78,791,903
To the non-financial public sector		28,872	32,802
To the financial sector		64,522	398,551
To the Non-Financial Private Sector and Foreign residents		88,828,766	78,360,550
Other debt securities	4, 11.4 y A	10,671,556	4,311,095
Financial assets in guarantee	4 y 11.5	5,333,704	2,007,217
Current income tax assets		120,722	—
Investments in equity instruments	4 y A	14,579	10,404
Property, plant and equipment	F	3,074,769	1,777,403
Investment properties	F	3,877,642	412,822
Intangible assets	G	2,308,394	1,961,817
Deferred income tax assets	3.1	1,841,125	519,231
Other non-financial assets	11.6	978,083	728,068
Inventories	11.7	28,369	61,655
Non-current assets held for sale		—	2,800
TOTAL ASSETS		146,493,108	141,115,541

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Financial Position

As of December 31, 2019, 2018

(Expressed in thousands of pesos)

	Notes and Schedules	12/31/2019	12/31/2018
LIABILITIES
Deposits	4, 11.8 y H	89,008,177	94,906,014
Non-financial public sector		5,470,177	11,105,477
Financial sector		28,098	25,236
Non-financial private sector and foreign residents		83,509,902	83,775,301
Liabilities at fair value through profit or loss	4 y 11.9	189,554	268,086
Derivatives	4	—	94,222
Repo transactions	4	319,817	—
Other financial liabilities	4 y 11.10	9,171,170	4,268,401
Financing received from the Argentine Central Bank and other financial institutions	4 y 11.11	9,017,597	8,033,222
Unsubordinated negotiable Obligations	4 y 16.4	6,086,475	9,307,171
Current income tax liabilities		—	192,999
Subordinated negotiable obligations	4 y 16.4	2,119,888	1,383,817
Provisions	11.12	677,018	86,915
Deferred income tax liabilities	3.1	2,028	172
Other non-financial liabilities	11.13	8,202,737	5,404,345
TOTAL LIABILITIES		124,794,461	123,945,364

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		8,997,297	8,996,882
Reserves		6,800,154	5,447,192
Retained earnings		—	(911,607)
Other comprehensive income		1,167,932	598,797
Net income for the period/year		4,257,932	2,567,569
Shareholders' Equity attributable to owners of the parent company		21,680,037	17,155,555
Shareholders' Equity attributable to non-controlling interests		18,610	14,622
TOTAL SHAREHOLDERS' EQUITY		21,698,647	17,170,177
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		146,493,108	141,115,541

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the financial years ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

	Notes and Schedules	12/31/2019	12/31/2018
Interest income	11.14	36,729,501	25,416,468
Interest expenses	11.15	(28,204,512)	(14,954,100)
Net interest income		8,524,989	10,462,368
Service fee income	11.17	7,016,636	5,121,990
Service fee expenses	11.18	(1,850,006)	(1,140,506)
Income from insurance activities	14.2	946,087	657,554
Net Service Fee Income		6,112,717	4,639,038
Subtotal		14,637,706	15,101,406
Net income from financial instruments (NIFFI) at fair value through profit or loss	11.16	16,653,797	5,584,803
Exchange rate difference on gold and foreign currency		(204,897)	835,758
NIFFI And Exchange Rate Differences		16,448,900	6,420,561
Subtotal		31,086,606	21,521,967
Other operating income	11.19	2,652,337	1,852,306
Loan loss provisions		(6,479,260)	(4,220,645)
Net operating income		27,259,683	19,153,628
Personnel expenses	11.20	11,707,904	7,244,626
Administration expenses	11.21	6,241,408	4,599,163
Depreciations and impairment of non-financial assets	11.22	894,209	354,601
Other operating expenses	11.23	5,188,157	3,547,388
Operating income		3,228,005	3,407,850
Result for associates and joint ventures		—	—
Income before taxes from continuing operations		3,228,005	3,407,850
Income tax		1,033,380	(814,975)
Net income for the year	3	4,261,385	2,592,875
Net income for the year attributable to owners of the parent company		4,257,932	2,567,569
Net income for the year attributable to non-controlling interests		3,453	25,306

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements..

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the years ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018

NUMERATOR
Net income for the period attributable to owners of the parent company	4,257,932	2,567,569
PLUS: Diluting events inherent to potential ordinary shares	—	—
Net income attributable to owners of the parent company adjusted by dilution	4,257,932	2,567,569

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	—	—
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722

Basic Income per share	9,32	5,62
Diluted Income per share	9,32	5,62

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Comprehensive Income

For the years ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018
Net income for the period	4,261,385	2,592,875

Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation surplus of property, plant and equipment	746,640	602,422
Income tax	(183,782)	(150,606)
Net revaluation surplus of property, plant and equipment	562,858	451,816
Income for the year from equity instrument at fair value through other comprehensive income	(18)	883
Income tax	5	(265)
Net income from equity instrument at fair value through changes in other comprehensive income	(13)	618
Total Other Comprehensive Income not to be reclassified to profit or loss	562,845	452,434
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the year from financial instrument at fair value through other comprehensive income	9,651	9,355
Income tax	(2,894)	1,100
Net income from financial instrument at fair value through changes in other comprehensive income	6,757	10,455
Total Other Comprehensive Loss to be reclassified to profit or loss	6,757	10,455
Total Other Comprehensive Income	569,602	462,889
Other comprehensive income attributable to owners of the parent company	569,135	462,413
Other comprehensive income attributable to non-controlling interests	467	476
Total Comprehensive Income	4,830,987	3,055,764
Total comprehensive income attributable to owners of the parent company	4,827,067	3,029,982
Total comprehensive income attributable to non-controlling interests	3,920	25,782

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements..

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders´ Equity

For the financial years ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

						Other comprehensive income
Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Balance at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	582,380	16,417	17,155,555	14,622	17,170,177
Paid in capital in subsidiaries	—	415		—	—	—	—	415	68	483
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
- Other reserves (Note 11)	—	—	—	1,352,962	(1,352,962)	—	—	—	—	—
- Dividend distribution (Note 11)	—	—	—	—	(303,000)	—	—	(303,000)	—	(303,000)
Net Income for the year	—	—	—	—	4,257,932	—	—	4,257,932	3,453	4,261,385
Other comprehensive income for the year	—	—	—	—	—	562.398	6,737	569,135	467	569,602
Balance at December 31, 2019	456,722	8,997,297	91,344	6,708,810	4,257,932	1.144.778	23,154	21,680,037	18,610	21,698,647

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements..

GRUPO SUPERVIELLE S.A.

Consolidated Statement of Changes in Shareholders´ Equity

For the financial years ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

						Other comprehensive income
Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Balance at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	131,040	5,344	14,369,575	150,593	14,520,168
Other movements	—	—	—	—	—	—	—	—	(161,643)	(161,643)
Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves	—	—	18,589	2,174,764	(2,193,353)	—	—	—	—	—
- Dividend distribution	—	—	—	—	(243,706)	—	—	(243,706)	—	(243,706)
Purchase of subsidiaries ‘shares	—	(296)	—	—	—	—	—	(296)	(110)	(406)
Net Income for the year	—	—	—	—	2,567,569	—	—	2,567,569	25,306	2,592,875
Other comprehensive income for the year	—	—	—	—	—	451,340	11,073	462,413	476	462,889
Balance at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	582,380	16,417	17,155,555	14,622	17,170,177

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements..

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial years ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	3,228,005	3,407,850

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	894,209	354,601
Loan loss provisions	6,479,260	4,220,645
Other adjustments
-Exchange rate difference on gold and foreign currency	204,897	(835,758)
- Interests from loans and other financing	(36,729,501)	(25,416,468)
- Interests from deposits and financing	28,204,512	14,954,100
- Net income from financial instruments at fair value through profit or loss	(16,653,797)	(5,584,803)
- Fair value measurement of investment properties	(428,468)	(208,983)
- Interest on liabilities for financial leases	173,964	—
- Allowances reversed	(413,675)	(272,670)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	19,142,107	(746,389)
Derivatives	(241,663)	10,992
Repo transactions	—	3,349,822
Loans and other financing
To the non-financial public sector	3,930	(195)
To the other financial entities	334,029	(72,540)
To the non-financial sector and foreign residents	17,176,007	3,193,369
Other debt securities	(6,360,461)	(3,951,898)
Financial assets in guarantee	(3,326,487)	(705,980)
Investments in equity instruments	(4,175)	36,249
Other assets	844,163	1,018,525

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(5,635,300)	4,933,816
Financial sector	2,862	9,534
Private non-financial sector and foreign residents	(30,770,033)	18,599,879
Liabilities at fair value through profit or loss	(78,532)	268,086
Derivatives	(94,222)	94,222
Repo operations	319,817	—
Other liabilities	6,380,479	1,977,915
Income Tax paid	(787,054)	(1,344,571)

Total operating activities (A)	(18,135,127)	17,289,350

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(871,102)	(2,416,820)
Purchase of liabilities and equity instruments issued by other entities	—	(135,861)
Purchase of investments in subsidiaries	(197,954)	(1,406,361)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial years ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Purchase of PPE, intangible assets and other assets	129,887	144,639

Total investing activities (B)	(939,169)	(3,814,403)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in investments in subsidiaries that do not result in control loss	483	(406)
Intereses sobre pasivos por arrendamientos financieros	(995,901)	—
Financing received from Argentine Financial Institutions	(86,992,885)	(68,373,253)
Unsubordinated negotiable obligations	(10,573,129)	(3,461,110)
Subordinated negotiable obligations	(98,024)	(12,985)
Dividends	(303,000)	(243,706)

Collections:
Financing received from Argentine Financial Institutions	87,980,035	72,882,208
Unsubordinated negotiable obligations	6,630,087	4,179,311
Subordinated negotiable obligations	—	710,929
Total Financing activities (C)	(4,352,334)	5,680,988

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	4,386,557	6,395,255

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	(19,040,073)	25,551,190
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 1.6)	46,976,558	21,425,368
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 1.6)	27,936,485	46,976,558

(*) In the items “Loans and other financing - non-financial sector and foreign residents”, “Other Assets” and “Other liabilities” 3,032,240 and 991,547 corresponding to non-monetary transactions were eliminated.

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These consolidated financial statements have been approved by the Board of Directors of the Company at its meeting held on February 19, 2020.

1.1.a) Differences between the accounting framework established by the BCRA and IFRS

The Central Bank of the Argentine Republic (BCRA), through Communications "A" 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB, for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5.5 "Impairment" of IFRS 9 "Financial Instruments" and of IAS 29 "Financial Information in Hyperinflationary Economies".

(i) Impairment of financial assets

In accordance with Communication “A” 6114, for the recognition of credit losses in these financial statements, the Group has applied the “Minimum provisions for bad debt” provisions set forth in the Liquidity and Solvency standards (LISOL 1) of the BCRA (Note 1.14)

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment, impairment and applies the effective interest method.

Should the impairment model contemplated in point 5.5 of IFRS 9 be applied, the Group’s equity and results would differ significantly from the balances currently reported.

(ii) Restatement for inflation of the financial statements

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

Through Communication "A" 6651, the B.C.R.A. established that the Financial Institutions should begin to apply the provisions on restatement for inflation of the financial statements as of the years beginning on January 1, 2020. Therefore, IAS 29 has not been applied in these unaudited consolidated condensed financial statements.

The application of IAS 29 "Financial information in hyperinflationary economies" has general effects in these unaudited separate condensed financial statements affecting balances significantly, increasing the Group's equity and its comprehensive income as of December 31, 2019 approximately to 24,170 and (1,445) millions, respectively.

1.1.b) Changes in the accounting framework set by the Argentine Central Bank and to be implemented as from 01/01/2020

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank, Financial Entities shall begin to apply regulations related to the re-expression of inflation of financial statements as from fiscal years starting on January 1, 2020. Communication “A” 6849 included the guidelines for the application of the financial statements re-expression procedure set by IAS 29, including the financial statements comparative re-expression procedure. The impact produced by the application of this regulation is set forth in note 1.1.a)(i).

Additionally, pursuant to Communication “A” 6430 provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 01/01/2020 shall be started. Later, Communication “A” 6778 established that Group “B” entities may extend the impact produced by the application of such regulation over 5 years, whereas Group “A” entities will not rely on such possibility. Pursuant to Communication “A” 6847, debt securities of the Non-Financial public sector will be excluded temporarily from IFRS 9 application scope; therefore, such securities will not be affected by provisions on impairment of financial assets. Likewise, financial entities will be allowed to re-categorize, as from 01/01/2020, instruments of the non-financial public sector rated at fair value through profit and loss and at fair value through profit and loss in OCI at an amortized cost criterion, while utilizing the accounting value of such date as addition value. As for instruments affected by this option, interest accrual and accessories shall be interrupted as long as the accounting value is above its fair value.

Upon the application of impairment model included in the accounting framework set by the Argentine Central Bank, a decrease in the shareholders´equity would have been recorded as of December 31, 2019 as well as a decrease in income of approximately $ 57 million.

Likewise, pursuant to Communication “A” 6851, provisions on “Minimum Provisions for uncollectibillity risk” shall keep a “regulatory” scope, regardless of the fact that financial statements of financial entities shall be subject to International Financial Reporting Standards (IFRS). Financial entities shall, temporarily, deduct the positive difference between the “regulatory” provision calculated pursuant regulations on “Minimum provisions for uncollectibillity risk” or the accounting for the last fiscal year closed upon disclosure of said communication, the higher of both, and the new accounting standard recorded as per paragraph 5.5 of IFRS 9 from its computable equity responsibility. In virtue of the re-calculation of the minimum capital position included in Section 3 of standards om “Distribution of income”, Grupo “B” financial entities shall apply paragraph 5.5 of IFRS 9.

1.1.	Basis of preparation

These consolidated financial statements have been prepared in accordance with the Accounting Framework established by the B.C.R.A. described in Note 1.1.(a).

(a)       Going concern

As of the date of these consolidated financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

(b)       Measuring unit

The Group’s consolidated financial statements recognize the changes in the purchasing power of the currency until February 28, 2003, after adjusting for inflation, as of that date, as required by the Communication " A "3921 B.C.R.A., taking considerations on Note 1.1.(a) (ii).

(c)       New accounting standards, amendments and interpretations issued by the IASB that have been adopted by the Group

The Group has applied the following standard for the first time as of January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 "Leases", which establishes the new lease transaction registration model. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires the lessee to recognize the lease liability that reflects future lease payments and a right to use assets, for almost all lease agreements, with the exception of certain short-term leases and leases of asset Low value. The accounts of the lessors are maintained as indicated in IAS 17; however, it is expected that the new accounting model for lessees will impact the negotiations between landlords and tenants. Through the Com, "A" 6560 the B.C.R.A. introduced changes to the chart of accounts and information regimes as a consequence of the entry into force of said IFRS as of January 1, 2019.

As a consequence of IFRS 16 adoption, the Group recognized financial lease liabilities related to those financial leases that had been classified as operating leasing pursuant to the previous regulation (IAC 17). Such liabilities were rated at the current value of remaining payments under leasing contracts, discounted through the utilization of an incremental interest rate average as of January 1, 2019. The utilized rate amounted to the 44.26% for operations in pesos and 14.36% for operations in US dollars.

As for financial lease classified as operating financial lease pursuant to the previous regulation, the Group recognized an asset through use right and liabilities from financial lease equal to the accounting value of the assets and liabilities from financial lease recorded prior to the initial application date. Measurement principles of IFRS 16 are applied after such date. The re-measurement of financial lease liabilities was recognized as an adjustment of assets through use right after the initial application date.

(i)       Practical solutions utilized

In the initial application of IFRS 16, the Group has applied the following practical solutions allowed by the regulation:

•	Application of a single discount rate for one leasing portfolio of similar features
•	Continuation of the previous evaluation prior to the application of the new regulation regarding whether leases were onerous in order not to carry out a devaluation test – the entity did not record any onerous contract as of January 1, 2019
•	Record operating leases with a remaining period of less than 12 months as of January 1, 2019 as short-term leases
•	Remove initial direct costs for the measurement of the assets though use right as of initial application date and,
•	Utilization of any available information as of the evaluation date to determine the term of the leasing contract when such contract offers extension or termination options.

The Group also decided not to re-evaluate whether a contract is or contains a lease as of initial application date. For contracts entered into prior to the transition date, the Group kept the evaluation pursuant to IAC 17 and the interpretation 4.

(ii)       Measurement of leasing liabilities

Leases recorded as of 12/31/2018	1,293,193
Discounted at incremental interest rate as of initial application date	905,945
Leasing liabilities recorded as of 01/01/2019	905,945
Which produces:
Current leasing liabilities	399,238
Non-current leasing liabilities	506,706

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

(iii)       Measurement of leasing assets

The asset through use right was measured by an amount equal to the leasing liabilities.

(iv)       Adjustments recognized in the financial position as of January 1, 2019

The change in the accounting policy affected the following items in the financial position as of January 1, 2019:

•	Property, plant and equipment– increase of $ 905,945
•	Other financial liabilities – increase of $ 905,945

(d)       New accounting standards and amendments issued by the IASB that have not been adopted by the Group

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

New released standards, modifications and interpretations that have not become in force for fiscal years starting on January 1, 2019 and have not been adopted in advance are described below:

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” as replacement for IFRS 4. It requires a current measurement model where estimates are re-measured each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment, and a contractual service margin representing the unearned profit of the contract which is recognized as revenue over the coverage period. This standard is effective for fiscal years beginning on or after November 1, 2021. The Group is evaluating the impact of the adoption of this new standard.

There are no other IFRS or IASB interpretations not yet effective and which are expected to have a significant impact on the Group.

1.2.       Critical accounting policies and estimates

The preparation of financial statements requires the Group to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

a)       Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are measured through the use of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being use in order to make sure that results express current information and comparative market prices. As long as possible, models use only observable information; however, factors such as credit risk (own or counterparty), volatilities and correlations require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

The information on instruments that have not been valuated based on the market information is included in Note 5.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

b)       Allowances for loan losses and advances.

The Group produces forecasts on repayment capacity of clients in order to determine the provisioning level to be applied pursuant to provisions set by the Argentine Central Bank.

Such forecasts are carried out with the regularity set by minimum provisioning standards set by the Argentine Central Bank.

c)       Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

d)       Structured Entities.

Structured entities are designed so that the vote or similar rights do not account for the dominant factor when deciding who controls the entity. Likewise, judgment to determine whether the relation between the Group and a structured entity indicates that the structured entity is controlled by the Group is required. The Group does not consolidate non-controlled structured entities.

Given the fact that it might be difficult to determine whether the Group controls a structured entity, the administration evaluates its risk exposure and rewards, as well as its capacity to take operating decisions for such structured entity. In many cases, there are elements that, considered in an isolated manner, shows the control or lack of control over a structured entity, but when considered as a whole, it is difficult to draw up a clear conclusion. In those cases in which there are more arguments for the existence of control, the structured entity is consolidated. The following elements were utilized to determine the control existence or lack of control existence:

-	Object and design of the financial trust.
-	Identification of relevant activities.
-	Deciding process regarding such activities.
-	Whether the rights the Group holds enable it to run relevant activities of the financial trust.
-	Whether the Group is exposed, or holds rights over variable results of its interest in such financial trust.
-	Whether the Group relies on the capacity to allocate such results in virtue of its power over the financial trust.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

e)       Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

				Percentage of Participation
				12/31/2019		12/31/2018
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.03%	99.89% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	99.99%	87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Real State	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	100.00%	95.00%	100.00%

GRUPO SUPERVIELLE S.A.

				Percentage of Participation
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Clearing and settlement agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.00%	100.00%	—	—
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	100.00%	100.00%	—	—
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Clearing and settlement agent	100.00%	100.00%	—	—
(1)	Grupo Supervielle S,A,’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 12/31/19 and 12/31/2018.
(2)	All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos.

It should be noted that the Group has begun to recognize in its Consolidated Financial Statements, Supervielle Productores Asesores de Seguros S.A. and Bolsillo Digital S.A.U as of the date of the constitution and Futuros del Sur S.A. as of the date of acquisition (See Note 20).

In virtue of the consolidation, the following Financial Statements were utilized as of December 31, 2018 Financial Statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Supervielle Seguros S.A, Sofital S.A. F. e I.I., Supervielle Asset Management S.A., Tarjeta Automática S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., InvertirOnline S.A.U. and InvertirOnline.Com Argentina S.A.U. which cover the same period of time regarding the Group´s Financial Statements. Financial Statements of Banco Supevielle S.A. and Cordial Compañía Financiera S.A. have been prepared based on the accounting framework set by the Argentine Central Bank (See Note 1.2).

Financial Statements of Supervielle Seguros S.A. have been prepared pursuant to accounting standards issued by the National Insurance Superintendence.

Financial Statements of Tarjeta Automática S.A., Supervielle Asset Management S.A., Supervielle Seguros S.A, Sofital S.A. F. e I.I., Espacio Cordial de Servicios S.A., InvertirOnline S.A.U., InvertirOnline.Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U and Futuros del Sur S.A. have been adjusted so that such Financial Statements include criteria similar to those applied by the Group in the preparation of Consolidated Financial Statements.

Assets and liabilities and income from operations among members of the Group that were not transferred to third parties have been removed from the Consolidated Financial Statements.

Non-controlling investment accounts for that portion of net income and shareholders´ equity of a subsidiary attributable to interest which is not owned, directly or indirectly, by the Group. Non-controlling investments are included in a separate item of the shareholders´ equity of the Group.

In accordance with the provisions of IFRS 3, the acquisition method is used to account for the acquisition of subsidiaries. The identifiable assets acquired and the contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The goodwill is measured as the difference between the net of the amounts at the date of acquisition of the identifiable assets acquired, the liabilities assumed, the consideration transferred, the amount of the non-controlling interest in the acquiree and the fair value of a share in the acquiree prior to the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities incurred by it with the previous owners of the acquiree and the equity interests issued by the acquirer. Transaction costs are recognized as expenses in the periods in which costs have been incurred and services have been received, except for transaction costs incurred to issue equity instruments that are deducted from equity and transaction costs incurred to issue debt that are deducted from their book value.

1.4.	Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Regarding the financial statements as of December 31, 2019 the following consolidated structured entities have been consolidated as of the date of these consolidated financial statements:

					Issued Securities
Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized Amount	Type	Amount		Type	Amount
Banco Supervielle S.A.	Serie 97	03/27/2018	03/20/2020	$750,000	VDF TV A	VN$	712,500	CP	VN$	37,500
Cordial Compañía Financiera S.A.	20	04/08/2019	01/15/2022	$600,000	VDF	VN$	480,000	CP	VN$	120,000
Cordial Compañía Financiera S.A.	21	06/24/2019	06/15/2022	$1,000,000	VDF	VN$	220,000	CP	VN$	780,000
Cordial Compañía Financiera	22	11/13/2019	01/15/2021	$571,560	VDF	VN$	469,260	CP	VN$	102,300
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A	VN$	31,823	CP	VN$	1,592
					VDF B	VN$	6,364
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A	VN$	32,522	CP	VN$	1,626
					VDF B	VN$	6,504
Micro Lending S.A.U.	XVIII	12/01/2017	10/15/2022	$119,335	VDF TV A	VN$	89,501	CP	VN$	22,543
					VDF TV B	VN$	7,291

*The Financial Trusts III and IV of Micro Lending S.A.U. are in the process of liquidation.

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

•	The purpose and design of the trust
•	Identification of relevant activities
•	Decision-making process on these activities
•	If the rights that the Group owns allow it to direct the relevant activities of the trust
•	If the Group is exposed, or is entitled to the variable results from its participation in said trust
•	If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of December 31, 2019:

	12/31/2019	12/31/2018
Assets
Loans	1,594,664	1,030,280
Financial assets	108,839	139,869
Other assets	291,691	126,160
Total Assets	1,995,194	1,296,309
Liabilities
Financial liabilities	1,424,480	893,180
Other liabilities	41,630	148,550
Total Liabilities	1,466,110	1,041,730

1.5.	Transactions with non-controlling interest

The Group applies a policy aimed at treating non-controlling interest transaction as if such transactions were carried out with shareholders of the Group. As for non-controlling interest acquisitions, the difference between any paid compensation and the relevant interest at book value of net assets acquired by the subsidiary is recognized in the shareholder´s equity. Earnings and losses for the sale of interest, as long as control is held, are also recognized in the shareholders´ equity.

1.6.       Associates

The associates are entities over which the Group has significant influence (directly or indirectly), but not control, generally accompanying a participation of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method, and are initially recognized at cost. The book value of the associates includes the business key identified in the acquisition less accumulated impairment losses, if applicable. Dividends received from associates reduce the book value of the investment in them. Other changes subsequent to the acquisition of the Group's interest in the net assets of an associate are recognized as follows: (i) the Group's share in the profits or losses of associates is recorded in the income statement as a result by associates and joint ventures and (ii) the Group's participation in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However, when the Group's share in losses in an associate equals or exceeds its interest in the same, the Group will cease to recognize its participation in the additional losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of impairment of the transferred asset.

1.7.        Information by segment

An operating segment accounts for an item of an entity that (a) engages in business activities from which the Group may earn revenues and incur in expenses (including revenues and expenses relating to transactions with other components of the same entity), (b) whose operating results is reviewed on a regular basis by the Senior Management to make decisions about which discrete to be allocated to the segment and performance, and (c) for about which discrete financial information is available.

The information by segments is provided in a consistent manner with those internal reports delivered to:

(i)	Key personnel of the senior management who account for the main authority in operating decision-making processes and is responsible for the assignment of resources and the evaluation of operating segments; and
(ii)	The Board, who is in charge of taking strategic decisions of the Group.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

1.8.	Foreign currency translation

(a)       Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)       Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of December 31, 2019 and 2018 the balances in US dollars were converted at the reference exchange rate determined by the B.C.R.A. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the B.C.R.A.

1.9.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

The composition of the cash as of December 31, 2019, 2018 and 2017 is detailed below:

Item	12/31/2019	12/31/2018	12/31/2017
Cash and due from banks	26,403,099	33,687,553	11,097,803
Debt securities at fair value through profit or loss	568,501	12,633,443	9,646,700
Money Market Funds	964,885	655,562	680,865
Cash and cash equivalents	27,936,485	46,976,558	21,425,368

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	12/31/2019	12/31/2018	12/31/2017
Cash and due from Banks
As per Statement of Financial Position	26,403,099	33,687,553	11,097,803
As per the Statement of Cash Flows	26,403,099	33,687,553	11,097,803
Debt securities at fair value through profit or loss
As per Statement of Financial Position	568,501	15,112,115	11,404,286
Securities not considered as cash equivalents	—	(2,478,672)	(1,757,586)
As per the Statement of Cash Flows	568,501	12,633,443	9,646,700
Money Market Funds
As per Statement of Financial Position – Other financial assets	2,092,818	1,715,534	1,614,444
Other financial assets not considered as cash	(1,127,933)	(1,059,972)	(933,579)
As per the Statement of Cash Flow	964,885	655,562	680,865

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Reconciliation of financing activities at December 31, 2019 and 2018 is as follows:

		Cash Flows
Items	Balances at 12/31/2018	Inflows	Payments	Other non-cash movements	Balances at 12/31/2019
Unsubordinated Negotiable Obligations	9,307,171	6,630,087	(10,573,129)	722,346	6,086,475
Subordinated Negotiable Obligations	1,383,817	—	(98,024)	834,095	2,119,888
Financing received from the Argentine Central Bank and other financial institutions	8,033,222	87,980,035	(86,992,885)	(2,775)	9,017,597
Lease Liabilities	—	—	(995,901)	1,942,290	946,389
Total	18,724,210	94,610,122	(98,659,939)	3,495,956	18,170,349

1.10.	Financial Instruments

Initial Recognition

The Group recognizes financial assets or liabilities in its Financial Statements, as applicable, when it is established in the contract clauses of the financial instrument in question. Purchases and sales are recognized at the trade date of the transaction by which the Group undertakes to the purchase or sale of the asset.

In the initial recognition, the Group measures financial assets or liabilities at their fair value. Instruments that are not recognized at fair value through profit or loss are recorded at the fair value adjusted by the transaction costs that are directly attributed to its acquisition or issuance, such as fees and commissions.

When fair value differs from the cost of the initial recognition, the Group will recognize the difference as follows:

-	When fair value is consistent with the market value of the financial asset or liability or is based on a valuation technique that only uses market values, the difference will be recognized as profit or loss, as applicable.
-	In other situations, the difference is deferred and recognition at the time of the profit or loss is determined individually. The difference is amortized through the life of the instrument until fair value can be measured on market values.

Financial Assets

a – Debt Instruments

The Group consider debt instruments as those regarded as financial liabilities for the issuer, such as loans, public and private securities, debt securities and accounts receivable from clients.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive incomes or fair value through profit or loss, on the basis of:

a)	the Group’s business model for managing financial assets, and;

b)	the contractual cash-flows characteristics of the financial asset

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Business Model

The business model refers to the way in which the Group manages a group of financial assets in order to achieve a concrete business objective. It represents the form in which instruments are held for generating funds.

Business models the Group may adopt are the following:

-	to hold financial assets to collect contractual cash flows;
-	to hold financial assets to collect contractual cash flows and sell them; or
-	to hold financial assets for trading.

The Group determines its business model in the level that better reflects how it manages the groups of financial assets to achieve a concrete business objective.

The business model of the Group does not depend on the management’s intentions for an individual instrument. Consequently, such business model is not assessed instrument by instrument, but at a higher aggregated level of disaggregated portfolios and it is based on observable factors such as:

-	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to the Group’s key personnel.
-	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
-	How the Group’s key personnel is compensated (for instance, if salaries are based on the fair value of the assets managed or on contractual cash flows collected)
-	The expected frequency, the value, moment and reasons of sales are also important aspects.

The evaluation of the business model is based on reasonably expected scenarios, irrespective of worst-case or stress case scenarios. If after the initial recognition cash flows are realized in a different manner from the original expectations, the Group will not change the classification of the remaining financial assets held in that business model, but it will consider such information for evaluating recent purchases or originations. An instrument’s reclassification is only made when, and only when, an entity changes its business model for managing financial assets.

Cash Flow Characteristics

The Group evaluates the contractual terms of its financial instruments to identify if the cash flow return of these grouped financial assets is not significantly different from the contribution that it would receive only from interests, otherwise these shall be measured at fair value through profit or loss.

Based on the aforementioned, there are three different categories of Financial Assets:

i)       Financial assets at amortize cost.

Financial assets shall be measured at amortized cost if:

(a)       the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

(b)       the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The effective interest method uses the rate that allows the estimated future cash flows to be discounted to be received or paid over the life of the instrument or a shorter period, if appropriate, equalizing the net book value. By applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)       Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(b)	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive incomes. Gains and losses arising out of changes in fair value shall be included in other comprehensive incomes within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of sale or disposal, the accumulated gain or loss previously recognized in other comprehensive incomes are reclassified from equity to the income statement.

iii)       Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading
-	Instruments specifically designated at fair value through profit or loss
-	Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

The fair value of these instruments was calculated using current prices at the closing of each period in active markets, in case they are representative. In the event that there is no active market, valuation techniques were used, which included the use of arm’s length market transactions between knowledgable and willing parties, provided that they are available, as well as references to the current fair value of another instrument that is substantially similar, or the analysis of discounted cash flows. Fair values’ estimate is explained in more detail in section “critical accounting policies and estimates”.

Additionally, financial assets can be valued ("designated") at fair value through profit or loss when, in doing so, the Group eliminates or significantly reduces an inconsistency in measurement or recognition.

b – Equity Instruments

Equity instruments are those recognized as such by the issuer, that is, instruments that do not imply any payable contractual obligation and that record a residual interest over the asset of the issuer after deducting its total liabilities.

Such instruments are valued at fair value through profit and loss, except in those cases in which the senior management has utilized, upon initial recognition, the irrevocable option of measuring such instruments at fair value through other comprehensive income. This method is applicable when instruments are not held to negotiate and results are recorded in OCI with no reclassification option, even when effective. Receivable dividends that result from such instrument would be recognized only under the right to receive such payment.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Derecognition of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions is met:

1.	The rights on the financial asset cash flows have expired; or
2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights on receiving fund flows from future funds have been transferred.
2.	It retains the contractual rights to receive cash flows but assumes an obligation to transfer them provided that the following three requirements are met::

a.       The Group is not obliged to pay any amount before receiving the cash flow for the asset transfer;

b.       The Group is banned from selling the financial asset; and

c.       The Group has to refer the fund flows to which it has committed.

Financial Liabilities

Classification

The Group classifies its financial liabilities at amortized cost utilizing the effective rate method except for:

-	Financial liabilities valued at fair value through profit or loss.
-	Liabilities that arise from financial assets transfers.
-	Financial guarantee contracts.
-	Agreements on granting loans below market rates.

Financial Liabilities valued at fair value through profit or loss: The Group can choose to use, at the beginning, the irrevocable option to designate a liability at fair value through profit or loss if and only if by doing so, it reflects more appropriately the financial information because:

-	The Group removes or reduces significantly the inconsistencies of measurements or recognition which, otherwise, would be presented in the valuation;
-	Whether the assets and financial liabilities are managed and their performances evaluated on a fair value basis pursuant to an investment strategy or a documented risk management; or
-	A principal contract has one or more embedded derivatives.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specific payments to reimburse the holder for the loss incurred when a specific debtor default on his debt as they fall due, according to the conditions, either original or amended, of a debt instrument.

Financial guarantee contracts and agreements on granting loans below market rate are valued at fair value, in the first instance; so later, a comparison between the higher value of the commission to be accrued at the financial year closing and the applicable allowance.

Derecognition of financial liabilities

The Group derecognizes financial liabilities only when they have expired; this is, when they have been settled, paid or the contract expired. For cases of repurchase of own debt, see Note 1.24.

1.12.	Derivatives

Derivatives, including currency contracts, interest rate futures, term contracts, interest rate and currency swaps, and options over currency and interest rates are registered at their fair value.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

All derivative instruments are recorded as assets when their fair value is positive, and as liabilities when their fair value is negative, related to the agreed price. Any change in the fair value of derivative instruments is included in the financial year income.

The Group has not applied hedge accounting.

1.13.	Repo Transactions

The sale and repurchase agreements (“repo liability operations”), which effectively provide the lender’s return to the counterparty, are treated as guaranteed financing transactions. Securities sold under those sale and repurchase agreements are not withdrawn from accounts. The securities are not reclassified in the statement of financial position unless the assignee has the right by contract or sale to sell or replace them. In such case, securities are reclassified as recoverable accounts by repurchase. Appropriate liabilities are presented within Financings received from Argentine Central Bank and other Financial Institutions item.

The securities purchased pursuant to the resale agreements (“repo asset transactions”), which effectively provide the lender’s return to the Group, are registered as debts within Financings received from Argentine Central Bank and other Financial Institutions item.

The difference between the sale price and the repurchase price or the purchase price and the resale price, adjusted by interest and dividends received by the counterparty or by the Group, as appropriate, constitute the premium of the operation. Such premium is treated as interest income or expenses, which are accrued during the effectiveness of the agreements.

1.14.	Loans and other financing

Provisions set by the Argentine Central Bank on the classification of debt are aimed at both providing guidelines to identify and classify the quality of assets and evaluating the real or potential risk of capital or interest losses to determine (taking into account guarantees) whether there are suitable provisions for such contingencies. The Group must classify its loan portfolio in two categories: (i) consumer loans or mortgage loans and (ii) commercial loans. Consumer or mortgage loans (including credit card financing), loans of up to 19,800 to Micro-Crdit Institutions and Micro-entrepreneurs, and other types of commercial loans of up to 19,800 with or without guarantee. Any other loan is considered as commercial loan. Consumer or Mortgage loans that exceed 19,800 and which repayment is tied to its productive or commercial activity evolution, are classified as commercial loans.

At the Group´s sole discretion, commercial loans of up to 19,800, with or without preferred guarantees, may be classified as consumption or mortgage loans, and will be treated under the said loans conditions. If a client holds both type of loans (commercial loans and consumer or mortgage loans), consumer or mortgage loans are included in the commercial portfolio to determine under which portfolio the must be classified depending of the amounts. In these cases, loans with preferred guarantees are recognized at the 50% of their nominal value.

Under this classification system, each client, as well as his/her outstanding debts, are included in a one out of six sub-categories. Debt classification criteria applied to consumer loan portfolios for are mainly based on objective factors related to the fulfilment of obligations on behalf of clients and their legal situation; whereas the key criterion to classify commercial loan portfolios is given by each client´s payment capacity based on their future cash flow.

Classification of commercial loans

The main criterion utilized by the Group to evaluate a commercial loan is given by the borrower´s repayment capacity, which is measured by the future cash flow of such borrower. Pursuant to provisions issued by the Argentine Central Bank, commercial loans are classified as follows:

Classification	Criteria
In normal situation	Debtors in virtue of whom there are no doubts regarding their capacity to honor their payment obligations.
With special follow-up under observation

Debtors whose delinquency does not exceed 90 days, among other criteria, though considered capable of serving any financial obligation are sensitive to changes that may affect their capacity to serve their debts upon the lack of due correcting measures.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Classification	Criteria
Under special follow-up / under negotiation or with refinancing agreements

Includes clients who in face of their incapacity to serve their payment obligations under agreed-upon conditions, duly express, prior to 60 days to be counted as from the date on which such delinquency was recorded, their intention to refinance their debts. Upon failure to agree on such refinancing within 90days (if two lending entities were involved) or 180 calendar days (if more than two lending entities were involved) following the payment default date, the debtor shall be reclassified to the lower relevant category in accordance with indicators set for each level.

With problems

Debtors with difficulties to serve their financial obligations on a regular basis, and upon lack of correction produce losses for the bank or debtors under payment agreements resulting from judicial rulings or extrajudicial ratified agreements (including ratified extrajudicial pre-emptive agreements) to expire.

With high risk of insolvency

Debtors with high chances of financial obligation payment default or debtors who have requested a pre-emptive agreement, entered into an extrajudicial pre-emptive agreement that has not been ratified or have filed for chapter 11 and such filing has not been declared.

Irrecoverable

Loans classified as non-performing loans upon assessment (though there might be a possibility to collect such loans in the future). It is understood that the debtor will not serve his/her financial obligations with the financial entity. Loans to insolvent or under Chapter 11 debtors are included.

Irrecoverable under technical ruling	(a) A debtor has failed to serve his/her payment obligations over a period of more than 180 calendar days pursuant to the report issued by the Argentine Central Bank, including (1) financial entities liquidated by the Argentine Central Bank, (2) residual entities created as a result of the privatization of public financial entities, or in liquidation or privatization process, (3) financial entities whose license has been revoked by the Argentine Central Bank and are subject to judicial liquidation or bankruptcy procedures; and (4) trust funds where SEDESA is the beneficiary; or (b) certain types of foreign borrowers (including banks or other financial entities which are not subject to the supervision of the Argentine Central Bank or similar authority of the country where such entities are registered) who do not rely on the international classification “investment grade” to be issued by any risk rating agency recognized by the Argentine Central Bank.

Classification of consumer and mortgage loans

The main criterion utilized for the evaluation of consumer and mortgage loan portfolio is given by default terms. Pursuant to provisions issued by the Argentine Central Bank, debtors are classified as follows:

Classification	Criteria
Normal situation	Upon due payment or delinquency not exceeding 31 days and upon current account overdrafts, delinquency of less than 61 days.
Low risk	Loans to clients who record from-time-to-time defaults in serving their obligations, falling behind payments over 31 to 90 days periods.
Medium risk	Loans that record delinquency over a period of more than 90 days but not exceeding 180 days.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Classification	Criteria
High risk	Loans resulting a judicial collection process, or loans that bear delinquency of more than 180 days but not exceeding 365 days.
Irrecoverable	Loans to insolvent clients, under judicial process or bankruptcy, with no or few recovery or under delinquency of more than 365 days.
Irrecoverable under technical ruling	The same criteria as for commercial loans unrecoverable under technical ruling condition pursuant to provisions issued by the Argentine Central Bank.

Loan loss Provisions

As regards uncollectibility risk provisions, the standards on “Minimum uncollectibility risk provisions” in Section VIII of LISOL (by its Spanish acronym) are still effective and described as follows:

Over the total of clients’ debt, the following minimum uncollectibility guidelines must be applied:

Commercial Portfolio	Loan portfolio or similar to loan	With preferred guarantees	Without preferred guarantees
Normal situation	Normal situation	1%	1%
Under observation	Low risk	3%	5%
Under bargaining process or with refinancing agreements	N/A	6%	12%
With problems	Medium risk	12%	25%
High risk of insolvency	High risk	25%	50%
Irrecoverable	Irrecoverable	50%	100%
Irrecoverable under technical ruling	Irrecoverable under technical ruling	100%	100%

In turn, the situation assigned to each debtor of the commercial and consumer portfolio is defined in accordance with the client´s repayment capacity and, only at a second stage, in accordance with the liquidation of assets; whereas, as for consumer portfolio, the situation assigned for each debtor is defined in accordance with delinquency days recorded by each debtor.

The Group has chosen to interrupt the accrual of interest of those clients who report delays longer than 90 days instead of setting aside allowances for their 100%.

1.15.	Leases

Operating leases

The Group (lessor) recognizes the leasing payments as positive results in a linear manner. If another method of recognition is more appropriate, the Group will apply the recognition of income in that manner. In turn, the Group recognizes costs, such as amortization and expenses.

The initial recognition value adds direct costs incurred in detaining an operating lease at the carrying amount of the underlying asset and recognise those costs as an expense during the lease term on the same basis as the lease income.

The depreciation policy for depreciable underlying assets subject to operating leases is consistent with the group´s similar assets. In addition, the Group applies IAS 36 to account for any impairment loss identified.

Financial leases

They have been registered at the current value of unearned amounts, calculated according to agreed conditions in their respective contracts, depending on the interest rate implicit in the lease.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Initial measurement

The Group utilizes the interest rate implicit in the lease to measure the net investment, which is defined in such a way that the income initial direct costs are automatically included in the net investment of the lease.

The initial direct costs, which are different from those incurred by the manufacturer or retailers, are included in the initial measurement of the lease net investment and decrease the amount of income recognized during the lease term. The interest rate implicit in the lease is defined in such a way that the initial direct costs are included automatically into the lease net investment; there is no need to add them separately.

The difference between the receivable gross amount and the current value is represented in the financial income that is recognized during the lease term. The financial income from the leases is recorded within the result for the year. Impairment losses are recognized in profit or loss.

The Group utilizes the criteria described in Note 1.14 to determine whether there is objective evidence that there was an impairment loss as regards loans at amortized cost.

For the cases in which the Group acts as lessee, the policies detailed in note 1.2.c) have been applied.

1.16.	Property, plant and equipment

Land and buildings are recorded their revalued values based on periodic appraisals, using the service of independent appraisers, net of the consequent depreciation for buildings. A revaluation reserve is recognized in Other Comprehensive Income.

Carried at it´s acquisition or construction cost less any accumulated depreciation and any accumulated impairment losses, except from real state, in virtue of which, the Group adopted the revaluation method. The cost includes expenses directly attributable to the acquisition or building of these items.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of a property, plant and equipment within a range of estimates of their fair value and considering the currency in which transactions are carried out in the market. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the carrying value or are recognized as a separate asset, as appropriate, if and only if it is probable that they will generate future economic benefits for the Group, and their costs can be fairly measured. The carrying value of the asset that is being replaced is withdrawn, thus the new asset is amortized by the number of years of useful life left at the moment of the improve.

The maintenance and reparations expenses are recognised in profit or loss as incurred.

The depreciation is calculated following the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful life. In those cases in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each of the items forming part of the item property, plant and equipment:

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture and plant	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

The residual value of the property, plant and equipment, useful lives and depreciation methods are reviewed and adjusted if necessary, at each financial year closing or when there are devaluation signs.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The Carrying amount of an item of property, plant and equipment is immediately reduced at its recoverable amount when the Carrying amount is greater than the estimated recoverable amount.

a)	Result by sale

The results for the sale of property, plant and equipment are calculated by comparing the income obtained with the book value of the respective good. The resulting profits or losses are recorded in the consolidated statement of comprehensive income.

b)	Real Estate - Revaluation and historical cost.

The following table reveals the following information related to the class of assets that have been recorded at their revalued value, as well as the book values that would have been recognized if the assets had been accounted for under the cost model:

			Adjustment for Revaluation - Accumulated ORI
Class Detail	Appraiser	Revaluation Date	Balance at the beginning of the year	Change of exercise	Balance at the end of the year	Amortization revaluation	Amount in books according to Cost model
Land and Buildings	Court of Appraisals of the Nation Court of Appraisals of the Nation Serinco Real Estate Report	12/31/2019	756,736	574,495	1,331,231	(22,997)	329,719
TOTALS			756,736	574,495	1,331,231	(22,997)	329,719

			Adjustment for Revaluation - Accumulated ORI
Class Detail	Appraiser	Revaluation Date	Balance at the beginning of the year	Change of exercise	Balance at the end of the year	Amortization revaluation	Amount in books according to Cost model
Land and Buildings	Court of Appraisals of the Nation Court of Appraisals of the Nation Serinco Real Estate Report	12/31/2018	181,334	575,402	756,736	(6,398)	337,164
TOTALS			181,334	575,402	756,736	(6,398)	337,164

The revaluation of the land and buildings owned by the entity shows a surplus of 562,398 and 451,340 as of December 31, 2019 and 2018, respectively, which added to its historic cost and net of revaluation depreciation, totals 1,825,297 and 1,106,054 for this active class, as of December 31, 2019 and 2018, respectively.

In fiscal year 2019, the sum of Pesos 746,640 is charged to Other Comprehensive Income (OCI).

1.17.	Investment properties

The investment properties are composed of buildings held for obtaining a rent or for capital appreciation or both, but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss when arises. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent expert.

The investment properties under the cost approach reflect the amount that would be required at the present time to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The movements in investment properties for the year ended December 31, 2019 and 2018 were as follows:

	12/31/2019	12/31/2018
Income derived from rents (rents charged)	8,963	3,979
Direct operating expenses of properties that generated income derived from rents	(7,954)	(4,585)
Result by measurement at fair value	428,468	208,983

The net result generated by the investment property as of December 31, 2019 and 2018 amounts to an income of 429,477 and 208,377 respectively, and is recognized in the captions "Other operating income", "Administrative expenses" and "Other operating expenses". in the consolidated comprehensive income statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

1.18.	Intangible Assets

(a)	Goodwill

The Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess between:

(i)	the acquisition cost, measured as the addition of the transferred amount, valued at fair value as of acquisition date plus the amount of non-controlling interest; and
(ii)	the fair value of acquired identifiable assets and liabilities assumed of the acquired item .

Goodwill is included in the intangible assets item in the consolidated financial statement.

Goodwill is not amortized. The Group evaluates annually, or when there are signs of impairment, the recoverability of goodwill based on discounted future cash flows plus other information available at the date of preparation of the consolidated financial statements. Impairment losses are not reverted once recorded. Earnings and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is assigned to cash-generating units so as to run recoverability tests. The assignment is carried out among those cash-generating units (or groups of units), which are identified in accordance to the operating segment criterion and benefit from the combination of businesses from which such goodwill stemmed.

(b)	Brands and licenses:

Brands and licenses acquired separately are initially valued at historical cost, while those acquired through a business combinations are recognized at their estimated fair value at the acquisition date.

Intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject, annually or whenever there are indications of devaluation, to annual assessment for impairment, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

(c)	Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

Development, acquisition or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition or implementation of software, recognized as intangible assets are amortized through the application of straight-line method during their estimated useful lives, over a term not exceeding five years.

(d)	Goodwill’s impairment test

Goodwill are assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2019	12/31/2018
Supervielle Seguros S.A.	1,130	1,130
Cordial Compañía Financiera S.A.	18,526	18,526
Banco Regional de Cuyo S.A.	2,556	2,556
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	674,486	667,787
Micro Lending S.A.U.	525,796	525,796
Futuros del Sur S.A. (Note 20)	3,766	—
Others	8,893	8,893
TOTAL	1,235,153	1,224,688

The recoverable amount of a cash generating unit is determined on the basis of its value in use. These method uses cash flow projections based on approved financial budgets covering a period of five years.

The key assumptions are related to marginal contribution margins. These were determined on the basis of historic performances, other external sources of information and the expectations of market development.

The discount rates used are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2019	2020	2021	2022	2023	2024
Inflation (end of period)	54.3%	44.2%	25.3%	17.2%	10.0%	8.5%
Inflation (average)	53.3%	54.6%	29.3%	20.6%	13.1%	9.1%
Cost of funding (end of period)	61.4%	36.8%	25.9%	15.4%	11.5%	11.5%
Cost of funding (average)	65.0%	45.2%	31.4%	19.9%	13.2%	11.5%
Loan’s interest rate (average)	78.3%	61.0%	50.0%	41.8%	39.2%	39.0%

Goodwill recorded as of December 31, 2019 and 2018, have been tested for impairment. No adjustments have been determined over these assets as a result of the tests performed.

1.19.	Inventories

Inventories are valued at the lower value between cost and net realizable value. The cost includes the acquisition costs (net of discounts, refunds and similar), as well as other costs that have been incurred to give the inventories their location and conditions to be commercialized. The net realization value is the estimated sale price in the ordinary course of business minus the selling expenses.

The Group carries out an evaluation of the net realizable value of the inventories at the end of each fiscal year, allocating the corresponding value correction to the income statement to the extent that the book value exceeds the net realizable value. When the circumstances that previously caused the value correction will cease to exist, or when there is clear evidence of an increase in the net value.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The Group establishes a forecast for obsolete or low turnover products relative to the inventory at the end of each year. This forecast is established based on an anti-aging analysis of the products carried out by management.

The inventories have been valued at their replacement cost at the end of the year.

1.20.	Assets held for sale

The assets, or groups of assets, possibly with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" will be disclosed separately from the rest of the assets.

An asset may be classified as held for sale (includes loss of control of a subsidiary ) if its carrying amount will be recovered primarily through a sale transaction, rather than through its continued use, and a sale is considered highly probable., within 12 months after the last year-end closing .

To apply the above classification, an asset must meet the following conditions:

-	it must be available for immediate sale in its current conditions;
-	Management must be committed to a plan to sell the asset and have started an active program to locate a buyer and complete the plan;
-	the asset must be actively marketed for sale at a reasonable price, in relation to its current fair value;
-	the sale must be expected to be completed within 12 months from the reclassification date;
-	it is unlikely that the plan will be significantly changed or withdrawn.

Sometimes an entity has a group of assets (including goodwill, if applicable), possibly with some directly associated liabilities, jointly and in a single transaction.

The assets, or groups of assets, possibly with some directly associated liabilities, classified as held for sale in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations", are measured at the lower of their carrying amount and fair value less costs to sell.

The Group will not depreciate the asset while classified as held for sale, or while it is part of a group of assets for disposal classified as held for sale. However, both interest and other expenses attributable to the liabilities of a group of assets for disposal that has been classified as held for sale will continue to be recognized.

The balances of financial instruments, deferred taxes and investment properties classified as held for sale are not subject to the valuation methods detailed above.

The liabilities directly associated with the groups of assets to be disposed of will be reclassified and disclosed separately in the Group's Statement of Financial Position.

1.21.	Impairment of non-financial assets

Assets with an indefinite useful life are not subject to amortization but are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or, at least, on an annual basis.

Impairment losses are recognized when the carrying amount exceeds its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs of disposal and value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or group of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

1.22.	Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.23.	Offsetting

Financial assets and liabilities are set off through the inclusion of the net amount in the consolidated financial statement only upon the existence of both a legally eligible right to compensate recognized amounts and the intention to liquidate in net terms or make the assets effective and liquidate the responsibility simultaneously.

1.24.	Financing received from the Argentine Central Bank and other Financial Institutions

Debts with other financial entities are recorded when the capital is paid in advance to the economic group by the banking entity. Non-derivative financial liabilities are measured at amortized cost. In the case that the Group repurchases its own debt, it is eliminated from the consolidated financial statements and the difference between the residual value of the financial liability and the amount paid is recognized as financial income or expense.

1.25.	Provisions / Contingencies

Pursuant to provisions issued by the Argentine Central Bank, an Entity shall hold provisions in the following cases:

a-	It holds a current obligation (legal or implicit) as a result of past event;
b-	The Entity is likely to get rid of resources that provide future economic benefits with the purpose of serving an obligation; and
c-	A reliable forecast of the obligation amount is made available.

An Entity will be considered to hold an implicit obligation if (a) as a result of previous economic or public policies practices, the Group has taken over certain responsibilities and (b) therefore, expectations regarding the compliance of such obligations have been produced.

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are defined based on both reports provided by lawyers regarding any lawsuit status and the forecast resulting from potential losses to be afforded by the Group, and past experience on this type of claims.

For miscellaneous risks: provisions are aimed at affording contingent situations that may result in obligations for the Group. The calculation of amounts includes the effectiveness likelihood based on the opinion provided by legal advisors and other professionals of the Group.

The Group does not record positive contingencies, except from deferred tax positive contingencies and those contingencies of virtually secure effectiveness.

As of the issuance of these Consolidated Financial Statements, the Group´s Board considers that there have been no elements that show the existence of other contingencies that may become effective and produce a negative impact on these Consolidated Financial Statements other than those defined in Note 13.

1.26.	Other non-financial liabilities

Non-financial payable accounts are accrued once the counterparty has served its obligations pursuant to the contract and are valued at amortized cost.

1.26.1	Employee benefits

The Group approved a retirement plan based on incentives for members of senior management and the Board of Directors, who will be entitled to receive cash payments over time if certain performance objectives are met.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Provisions related to pre-retirement plans and benefits related to seniority rewards are set up. Liabilities related to such plans and benefits are expected to be settled within the following 12 months. Therefore, such liabilities are measured at current value of future fund flows expected to be recorded regarding services set for employees until the end of the fiscal year through the utilization of a credit unit method. Salary levels, experience and lay-offs and service years are taken into account. Expected future payments are discounted through the utilization of market rate at the end of fiscal year for national bonds under terms and currency coinciding expected flows. Re-measurements resulting from experience and changes in actuary standards are recognized as results.

Provisions are measured at the present value of the disbursements that are expected to be required to settle the obligation using a pre-tax interest rate that reflects the current market conditions on the value of the money and the specific risks for that obligation. The increase in the provision for the passage of time is recognized in the line of net financial results of the consolidated statement of comprehensive income.

Benefits for termination are enforceable upon labor relation termination prior to retirement date; or when the employee accepts a voluntary retirement in exchange for such benefit. The Group recognizes termination benefits on the date that: (a) the Group cannot withdraw the offer of such benefits made to the employee; and (b) when the Group recognizes re-structuring costs within IAC 37 scope and includes the payment of termination benefits. Upon an offer for voluntary retirement, the termination benefit is measured in accordance with the number of employees expected to accept such offer. Benefits expected to apply over a period of more than 12 months as of reporting date are discounted at current value.

1.27.       Negotiable Obligations Issued

Negotiable Obligations issued by the Group are measured at Amortized Cost. If the Group purchases own negotiable obligations, such obligations are removed from the consolidated financial statements and the difference between the residual value of the financial liabilities and the relevant payment is included in the Statement of Comprehensive Income as income from advance settlement of a debt.

1.28.	Assets and liabilities derived from insurance contracts

The Group applies IFRS 4 “Insurance Contracts” in order to recognize and measure the assets and liabilities derived from insurance contracts.

Assets derived from insurance contracts

An insurance contract is a contract under which the Group (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the rest of its useful life, even if the insurance risk is significantly reduced during this period, unless all rights and obligations are extinguish or expire.

The insurance contracts offered by the Group include property insurance that covers combined family insurance, theft and similar risks, property damage, personal accidents, among other risks. They also include temporary life insurance contracts.

Total premiums are recognized on the date of issuance of the policy as an account receivable. At the same time, a reserve for unearned premiums representing premiums for risks that have not yet expired is recorded in the liability. Unearned premiums are recognized as income during the contract period, which is also the coverage and risk period. The book value of insurance accounts receivable is reviewed for impairment whenever events or circumstances indicate that the book value may not be recoverable. The impairment loss is recorded in the income statement.

Liabilities derived from insurance contracts

Debt with insured

The insurance claims reserves represent debts with insured people for claims reported to the company and an estimate of the claims that have already been incurred but that have not yet been reported to the company (IBNR). The reported claims are adjusted on the basis of technical reports received from independent appraisers.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Debts with reinsurers and co-insurers

The Group mitigates the risk for some of its insurance businesses through co-insurance or reinsurance contracts in other companies. In the case of co-insurance, the Group associates with another company to cover a risk assuming only a percentage of it and also the premium. In reinsurance, the risk is transferred to another insurance company both proportionally (as a percentage of the risk) and not proportionally (excess loss is covered above a certain limit). The reinsurance agreements assigned do not exempt the Group from its obligations to the insured.

Coinsurance and reinsurance liabilities represent balances owed under the same conditions and the amounts payable are estimated in a manner consistent with the contract that gave rise to them.

Debts with producers

They represent liabilities with instinctive agents originated in the commissions for the insurance operations that they originate for the Group companies. The balances of the current accounts with these entities are also included.

Technical commitments

The current risk reserve regularizes the premiums to be collected based on the accepted risk not taken.

1.29.	Capital Stock

Accounts included in this item are expressed in the currency that has not considered changes in price indexes as from February 2003, except from the item “Capital Stock”, which has been held at nominal value

Ordinary shares are classified in the shareholders´ equity and are held at nominal value.

1.30.	Reserves and Dividend distribution

Pursuant to the regulations established by the B.C.R.A., it is appropriate to assign to legal reserve 20% of the profits for the year net of any adjustments from previous years, if applicable. Notwithstanding the aforementioned, for distribution of earnings and pursuant to Amended Text on Distribution of Income issued by the Argentine Central Bank, Financial Entities shall be previously authorized by the Superintendence of Financial and Exchange Entities, and shall meet all requirements set out in Note 16.6.

The distribution of dividends to the shareholders of the Group and its subsidiaries is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting.

1.31.	Revenue Recognition

Financial income and expenses are recorded for all assets and liability measured in accordance with the effective rate method; for which ends all positive and negative results included as an integral part of the effective rate of the operation.

Results included in the effective rate include expenses and income related to the setting-up or acquisition of financial assets or liabilities, such as compensations received from the assessment of the client´s financial condition, negotiation of the terms of an instrument, the preparation and processing of necessary documents for the effectiveness of the transaction and compensations received from the granting of loans to be utilized by the client. The Group records all of its non-derivative financial liabilities at amortized cost, except those included in the caption "liabilities at fair value with changes in results", which are measured at fair value.

It should be noted that the fees that the Group receives for the origination of syndicated loans are not part of the effective rate of the product, and are recognized in the Income Statement at the time the service is provided, as long as the group does not retain part of it or it is maintained in the same conditions as the rest of the participants. Neither are the fees received by the Group due to negotiations in the transactions of a third party, which are recognized at the time they are perfected.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The amount to be recognized will be that which reflects the payment to which one expects to be entitled for the services rendered.

Revenues from the Group's services are recognized in the income statement in accordance with compliance with performance obligations, thus deferring those revenues related to customer loyalty programs, which are provisioned based on the fair value of the item and its redemption rate, until they are exchanged by the client and can be recognized in the results of the year.

A summary of the main fees charged by the Bank is detailed below:

Commissions	Collection frequency
Account maintenance	Monthly
Safe deposit box rental	Biannual
Issuing bank	By event
Credit card renewal	Annual
Check management	By event

Income from the rental of investment properties is recognized in the consolidated statement of comprehensive income on the basis of the straight-line method over the term of the lease.

1.32.	Income tax and minimum presumed income tax

Income Tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. The income tax is recognized in the statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Statements of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Statements of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are only recognized to the extent that it is probable that future tax benefits will occur against which the temporary differences can be used.

The Group recognizes a deferred tax liability in the case of taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

(i) the Group controls the timing of the reversal of temporary differences;

(ii) it is probable that this temporary difference will not be reversed at a foreseeable time in the future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Minimum presumed income tax

The Group determines the minimum presumed income tax by applying the current 1% rate on assets computable as of each closing date. This tax is complementary to the income tax. The tax liability of the Group will coincide with the higher of both taxes. However, if the minimum presumed income tax exceeds the income tax in a fiscal year, said excess may be computed as a payment on account of the income tax that may occur in any of the following ten years.

The credit for minimum presumed income tax exposed under other non-current credits is the portion that the Group estimates may be offset by income tax in excess of the minimum presumed income tax to be generated within the next months ten fiscal years.

1.33.	Earnings per share

The result per basic share is determined by the quotient between the result of the year attributable to the holders of ordinary shares of the Group by the average number of ordinary shares outstanding during the current fiscal year.

Since the Group has not issued financial instruments that have a dilutive effect on earnings per share, basic and diluted earnings per share are equal.

2.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Retail Banking – Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.
c-	Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients.
d-	Consumer – Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
f-	Mutual Fund Administration and Other Segments – Includes MFs administered by the Group, Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online,Com Argentina S.A.U., InvertirOnline S.A.U., Bolsillo Digital S.A.U and Futuros del Sur S.A

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The following chart includes information by segment as of December 31, 2019 and 2018:

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2019
Interest income	16,394,643	13,676,818	3,706,619	4,024,696	—	190,030	(1,263,305)	36,729,501
Interest expenses	(7,536,101)	(2,361,107)	(17,130,912)	(2,506,514)	—	(133,753)	1,463,875	(28,204,512)
Distribution of results by Treasury	4,735,941	(6,707,314)	1,971,373	—	—	—	—	—
Net interest income	13,594,483	4,608,397	(11,452,920)	1,518,182	—	56,277	200,570	8,524,989
Services Fee Income	4,446,009	756,778	30,290	1,474,781	—	512,643	(203,865)	7,016,636
Services Fee Expenses	(1,205,099)	(101,416)	(40,501)	(521,878)	—	(33,816)	52,704	(1,850,006)
Income from insurance activities	—	—	—	—	781,737	—	164,350	946,087
Net Service Fee Income	3,240,910	655,362	(10,211)	952,903	781,737	478,827	13,189	6,112,717
Subtotal	16,835,393	5,263,759	(11,463,131)	2,471,085	781,737	535,104	213,759	14,637,706
Net income from financial instruments at fair value through profit or loss	7,779	—	15,920,233	215,407	319,710	83,359	107,309	16,653,797
Exchange rate difference on gold and foreign currency	1,140,297	123,507	(1,482,135)	7,229	1,170	17,309	(12,274)	(204,897)
NIFFI And Exchange Rate Differences	1,148,076	123,507	14,438,098	222,636	320,880	100,668	95,035	16,448,900
Other operating income	1,128,981	741,378	346,194	300,337	6,120	153,745	(24,418)	2,652,337
Loan loss provisions	(2,338,894)	(2,876,211)	19,762	(1,275,637)	—	(8,280)	—	(6,479,260)
Net operating income	16,773,556	3,252,433	3,340,923	1,718,421	1,108,737	781,237	284,376	27,259,683
Personnel expenses	(8,083,587)	(1,512,263)	(538,301)	(1,029,302)	(156,312)	(261,908)	(126,231)	(11,707,904)
Administration expenses	(4,027,668)	(541,932)	(255,136)	(960,120)	(223,162)	(234,263)	873	(6,241,408)
Depreciations and impairment of non-financial assets	(649,327)	(131,871)	(35,448)	(43,846)	(7,841)	(3,346)	(22,530)	(894,209)
Other operating expenses	(2,776,163)	(1,387,417)	(417,033)	(518,822)	(868)	(77,554)	(10,300)	(5,188,157)
Operating income	1,236,811	(321,050)	2,095,005	(833,669)	720,554	204,166	126,188	3,228,005
Result from associates and joint ventures	—	—	—	2,749	—	—	(2,749)	—
Result before taxes from continuing operations	1,236,811	(321,050)	2,095,005	(830,920)	720,554	204,166	123,439	3,228,005
Income tax	192,518	28,130	323,419	612,496	(177,942)	(12,237)	66,996	1,033,380
Net income	1,429,329	(292,920)	2,418,424	(218,424)	542,612	191,929	190,435	4,261,385
Net income for the period attributable to owners of the parent company	1,429,329	(292,920)	2,418,424	(218,424)	542,612	191,929	186,982	4,257,932
Net income for the period attributable to non-controlling interest	—	—	—	—	—	—	3,453	3,453
Other comprehensive income	130,854	92,335	233,044	—	79,116	—	34,253	569,602
Other comprehensive income attributable to owners of the parent company	130,854	92,335	233,044	—	79,116	—	33,786	569,135
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	467	467
Comprehensive income for the period	1,560,183	(200,585)	2,651,468	(218,424)	621,728	191,929	224,688	4,830,987
Comprehensive income attributable to owners of the parent company	1,560,183	(200,585)	2,651,468	(218,424)	621,728	191,929	220,768	4,827,067
Comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	3,920	3,920

Assets by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2019
Cash and due from banks	7,691,602	1,022,915	16,870,526	321,145	3,385	2,420,972	(1,927,446)	26,403,099
Debt securities at fair value through profit or loss	—	—	312,306	92,762	—	163,433	—	568,501
Loans and other financing	36,813,120	43,492,099	3,724,224	5,811,977	453,978	42,863	(1,416,101)	88,922,160
Other Assets	2,372,976	1,225,775	17,542,435	2,587,983	1,070,873	529,390	5,269,916	30,599,348
Total Assets	46,877,698	45,740,789	38,449,491	8,813,867	1,528,236	3,156,658	1,926,369	146,493,108

Liabilities by segments
Deposits	59,571,802	14,479,560	15,676,583	1,634,091	—	—	(2,353,859)	89,008,177
Financing received from the Argentine Central Bank and others financial institutions	12,605	—	8,998,730	949,764	—	46,020	(989,522)	9,017,597
Unsubordinated Negotiable obligations	108,506	76,568	5,885,843	—	—	15,558	—	6,086,475
Other liabilities	4,470,207	1,660,807	4,344,273	3,157,422	757,986	2,617,350	3,674,167	20,682,212
Total Liabilities	64,163,120	16,216,935	34,905,429	5,741,277	757,986	2,678,928	330,786	124,794,461

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Interest income	11,001,897	8,996,130	1,512,751	4,272,902	35,540	287,082	(689,834)	25,416,468
Interest expenses	(3,373,531)	(1,141,696)	(9,375,091)	(1,606,499)	—	(269,258)	811,975	(14,954,100)
Distribution of results by Treasury	746,366	(4,287,089)	3,540,723	—	—	—	—	—
Net interest income	8,374,732	3,567,345	(4,321,617)	2,666,403	35,540	17,824	122,141	10,462,368
Services Fee Income	3,064,320	470,000	22,909	1,238,524	—	362,332	(36,095)	5,121,990
Services Fee Expenses	(652,048)	(55,125)	(45,503)	(389,833)	—	(16,685)	18,688	(1,140,506)
Income from insurance activities	—	—	—	—	504,898	—	152,656	657,554
Net Service Fee Income	2,412,272	414,875	(22,594)	848,691	504,898	345,647	135,249	4,639,038
Subtotal	10,787,004	3,982,220	(4,344,211)	3,515,094	540,438	363,471	257,390	15,101,406
Net income from financial instruments at fair value through profit or loss	42,406	—	5,116,608	(496,664)	150,654	69,339	702,460	5,584,803
Exchange rate difference on gold and foreign currency	617,316	59,829	160,690	3,535	(8)	18,319	(23,923)	835,758
NIFFI And Exchange Rate Differences	659,722	59,829	5,277,298	(493,129)	150,646	87,658	678,537	6,420,561
Other operating income	740,094	706,297	58,460	362,649	3,499	68,568	(87,261)	1,852,306
Loan loss provisions	(1,505,520)	(783,052)	(14,692)	(1,897,904)	—	(19,478)	1	(4,220,645)
Net operating income	10,681,300	3,965,294	976,855	1,486,710	694,583	500,219	848,667	19,153,628
Personnel expenses	(4,727,082)	(845,496)	(291,723)	(955,370)	(92,196)	(155,896)	(176,863)	(7,244,626)
Administration expenses	(3,021,386)	(390,281)	(151,734)	(758,447)	(126,406)	(162,545)	11,636	(4,599,163)
Depreciations and impairment of non-financial assets	(214,589)	(68,862)	(15,220)	(36,017)	(3,649)	(1,094)	(15,170)	(354,601)
Other operating expenses	(1,903,501)	(840,397)	(235,168)	(512,219)	(606)	(45,273)	(10,224)	(3,547,388)
Operating income	814,742	1,820,258	283,010	(775,343)	471,726	135,411	658,046	3,407,850
Result from associates and joint ventures	—	—	—	(860)	—	—	860	—
Result before taxes from continuing operations	814,742	1,820,258	283,010	(776,203)	471,726	135,411	658,906	3,407,850
Income tax	(182,624)	(374,075)	(75,110)	219,733	(148,837)	(63,484)	(190,578)	(814,975)
Net income	632,118	1,446,183	207,900	(556,470)	322,889	71,927	468,328	2,592,875
Net income for the period attributable to owners of the parent company	608,665	1,446,183	207,900	(556,470)	322,889	71,927	466,475	2,567,569
Net income for the period attributable to non-controlling interest	23,453	—	—	—	—	—	1,853	25,306
Other comprehensive income	(29,924)	238,905	233,166	404	(1,078)	—	21,416	462,889
Other comprehensive income attributable to owners of the parent company	(29,924)	238,905	233,166	404	(1,078)	—	20,940	462,413
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	476	476
Comprehensive income for the period	602,194	1,685,088	441,066	(556,066)	321,811	71,927	489,744	3,055,764
Comprehensive income attributable to owners of the parent company	578,741	1,685,088	441,066	(556,066)	321,811	71,927	487,415	3,029,982
Comprehensive income attributable to non-controlling interests	23,453	—	—	—	—	—	2,329	25,782

Assets by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Cash and due from banks	4,706,116	325,248	28,505,898	61,414	3,135	582,100	(496,358)	33,687,553
Debt securities at fair value through profit or loss	—	—	14,941,290	—	100,041	70,784	—	15,112,115
Loans and other financing	30,897,152	39,133,720	2,834,700	7,531,749	459,404	660,435	(2,725,257)	78,791,903
Other Assets	1,119,101	39,450	5,662,960	1,285,270	345,499	596,644	4,475,046	13,523,970
Total Assets	36,722,369	39,498,418	51,944,848	8,878,433	908,079	1,909,963	1,253,431	141,115,541

Liabilities by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2018
Deposits	51,679,015	9,420,938	32,906,385	1,670,250	—	—	(770,574)	94,906,014
Financing received from the Argentine Central Bank and others financial institutions	10,828	7,212,869	786,362	2,542,576	—	184,931	(2,704,344)	8,033,222
Unsubordinated Negotiable obligations	—	—	7,418,947	1,304,004	—	51,116	533,104	9,307,171
Other liabilities	3,192,164	1,010,667	1,938,464	1,410,583	381,396	1,131,841	2,633,842	11,698,957
Total Liabilities	54,882,007	17,644,474	43,050,158	6,927,413	381,396	1,367,888	(307,972)	123,945,364

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

3.	INCOME TAX

Act 27,451 was enacted with the following main accounting effects:

- Pursuant to Article 27 of said law, upon the calculation by inflation (tax), positive or negative, for the first and second fiscal year started as from January 1, 2019, one sixth (1/6) shall be imputed to such fiscal period and the remaining five sixths (5/6), in equal parts, shall be imputed to(5) following immediate fiscal years.

In turn, it is mentioned that such provision applies regardless of the calculation of remaining thirds for previous years, estimated pursuant to the previous version of article 194 of Income Tax Law.

- Pursuant Article 48 of said Law, for fiscal years starting on January 1, 2021, the tax aliquot shall amount to 30% - Dividends or distributed income hall amount to 7%.

The following table reconciles the statutory income tax rate in Argentina to the Group´s effective tax rate as of December 31, 2019 and 2018:

	12/31/2019	12/31/2018
Current income tax	473,329	990,861
Income tax – deferred method	(1,506,709)	(175,886)
Income tax allotted in the Income Statement	(1,033,380)	814,975
Income tax allotted in Other comprehensive income	186,671	149,771
Total Income Tax Charge	(846,709)	964,746

The following is a reconciliation between the income tax charged to income as of December 31, 2019 and 2018, and that which would result from applying the current tax rate on the accounting profit:

	12/31/2019	12/31/2018
Result of financial year before income tax	3,228,005	3,407,850
Tax rate in force	30%	30%
Result of financial year at tax rate	968,402	1,022,355
Permanent differences at tax rate
- Contributions to Retirement Insurance	48,859	29,042
- Valuation of mutual funds	(31,229)	1,776
- Tax inflation adjustment	(1,775,525)	—
- Losses from previous years	5,940	(33,422)
- Donations and other non-deductible expenses	(61,986)	(64,311)
- Results not taxed	(1,170)	9,306
Specified tax	(846,709)	964,746

3.1. Deferred tax

The net position of the deferred tax is as follows:

	12/31/2019	12/31/2018
Deferred tax assets	1,841,125	519,231
Deferred tax liability	(2,028)	(172)
Net assets by deferred tax	1,839,097	519,059

Deferred taxes to be recovered in more than 12 months	1,729,434	835,447
Deferred taxes to be recovered in 12 months	804,191	71,189
Subtotal - Deferred tax assets	2,533,625	906,636
Deferred taxes to be paid in more than 12 months	(628,297)	(318,661)
Deferred taxes to be paid in 12 months	(66,231)	(68,916)
Subtotal - Deferred tax liabilities	(694,528)	(387,577)
TOTAL NET ASSETS FOR DEFERRED TAX	1,839,097	519,059

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Following is the movement in assets and liabilities for deferred tax as of December 31, 2019 and 2018:

Detail	Balance at 12/31/2018	Position in Result of the year	Position in Other comprehensive results	Balance at 12/31/2019
Shelters	12,138	638	—	12,776
Miscellaneous Goods	1,381	(1,381)	—	—
Financial Trusts	(15,139)	15,139	—	—
Organization and development expenses	(34,576)	(14,722)	—	(49,298)
Intangible assets	(3,931)	3,823	—	(108)
Investments	(5,291)	(12,798)	—	(18,089)
Others	2,779	(8,903)	—	(6,124)
Retirement plans	57,509	26,956	—	84,465
Allowances for eventual commitments	560	(189)	—	371
Allowances for loan losses	650,447	(64,314)	—	586,133
Property, plant and equipment	(266,512)	(128,928)	(183,570)	(579,010)
Valuation Foreign Currency	(81,937)	23,551	(3,101)	(61,487)
Sale and replacement	31,782	(3,786)	—	27,996
Provisions for liabilities	10,765	172,152	—	182,917
Loan origination costs	—	689	—	689
Losses	159,084	5,940	—	165,024
Inflation adjustment	—	1,492,842	—	1,492,842
Total	519,059	1,506,709	(186,671)	1,839,097

Detail	Balance at 01/01/2018	Position in Result of the year	Position in Other comprehensive results	Balance at 12/31/2018
Shelters	13,359	(1,221)	—	12,138
Miscellaneous Goods	(6,310)	7,691	—	1,381
Financial Trusts	(5,862)	22,505	(31,782)	(15,139)
Guarantee	3,782	(3,782)	—	—
Organization and development expenses	(14,423)	(20,153)	—	(34,576)
Intangible assets	19,546	(22,096)	(1,381)	(3,931)
Investments	1,719	(7,275)	265	(5,291)
Others	—	3,257	(478)	2,779
Retirement plans	179,484	(121,975)	—	57,509
Allowances for eventual commitments	254	306	—	560
Allowances for loan losses	213,231	437,216	—	650,447
Customer loyalty programs	15,358	(15,358)	—	—
Property, plant and equipment	(99,149)	(18,744)	(148,619)	(266,512)
Vacations Provision	79,649	(79,649)	—	—
Valuation Foreign Currency	(53,714)	(28,223)	—	(81,937)
Sale and replacement	33,054	(1,272)	—	31,782
Provisions for liabilities	12,995	(2,230)	—	10,765
Loan origination costs	54,462	(54,462)	—	—
Losses	(1,039)	160,123	—	159,084
Loans to employees	42,779	(42,779)	—	—
Total	489,175	211,879	(181,995)	519,059

According to the analysis carried out by the Group, it is considered that the assets detailed above meet the requirements to be considered recoverable and thus perform the corresponding recognition.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

4.	FINANCIAL INSTRUMENTS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2019 and 2018:

Instrument portfolio as of 12/31/2019	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Cash and equivalents	29,910	26,373,189	—	26,403,099
- Debt securities at fair value through profit or loss	568,501	—	—	568,501
- Derivatives	257,587	—	—	257,587
- Other financial assets	1,093,152	999,666	—	2,092,818
- Loans and other financing	—	88,922,160	—	88,922,160
- Other debt securities	—	3,500,385	7,171,171	10,671,556
- Financial assets in guarantee	4,924,540	409,164	—	5,333,704
- Investments in Equity Instruments	5,796	—	8,783	14,579
Total Assets	6,879,486	120,204,564	7,179,954	134,264,004
Liabilities
- Deposits		89,008,177	—	89,008,177
-Liabilities at fair value through profit or loss	189,554	—	—	189,554
-Derivates		319,817	—	319,817
- Other financial liabilities	5,996,738	3,174,432	—	9,171,170
- Financing received from the Argentine Central Bank and other financial institutions	—	9,017,597	—	9,017,597
- Unsubordinated Negotiable obligations	—	6,086,475	—	6,086,475
-Subordinated Negotiable Obligations	—	2,119,888	—	2,119,888
Total Liabilities	6,186,292	109,726,386	—	115,912,678

Instrument portfolio as of 12/31/2018	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Cash and equivalents	10,399	33,677,154	—	33,687,553
- Debt securities at fair value through profit or loss	15,112,115	—	—	15,112,115
- Derivatives	15,924	—	—	15,924
- Other financial assets	678,569	1,036,965	—	1,715,534
- Loans and other financing	—	78,791,903	—	78,791,903
- Other debt securities	—	4,198,548	112,547	4,311,095
- Financial assets in guarantee	1,882,600	124,617	—	2,007,217
- Investments in Equity Instruments	1,603	—	8,801	10,404
Total Assets	17,701,210	117,829,187	121,348	135,651,745
Liabilities
- Deposits	—	94,906,014	—	94,906,014
-Liabilities at fair value through profit or loss	268,086	—	—	268,086
-Derivates	94,222	—	—	94,222
- Other financial liabilities	2,907,704	1,360,697	—	4,268,401
- Financing received from the Argentine Central Bank and other financial institutions	—	8,033,222	—	8,033,222
- Unsubordinated Negotiable obligations	—	9,307,171	—	9,307,171
-Subordinated Negotiable Obligations	—	1,383,817	—	1,383,817
Total Liabilities	3,270,012	114,990,921	—	118,260,933

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

5.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2019 and 2018:

Instrument portfolio as of 12/31/2019	FV level 1	FV level 2	FV level 3
Assets
- Cash and due from banks	29,910	—	—
- Debt securities at fair value through profit or loss	564,830	—	3,671
- Derivatives	257,587	—	—
- Other financial assets	167,672	—	—
- Other debt securities	7,171,171	—	—
- Financial assets in guarantee	4,924,540	—	—
- Investments in Equity Instruments	5,796	8,783	—
Total Assets	13,121,506	8,783	3,671
Liabilities
- Liabilities at fair value through profit or loss	189,554	—	—
- Other financial liabilities	5,996,738	—
Total Liabilities	6,186,292	—	—

Instrument portfolio as of 12/31/2018	FV level 1	FV level 2	FV level 3
Assets
- Cash and due from banks	10,399
- Debt securities at fair value through profit or loss	3,745,222	11,366,893	—
- Derivatives	15,924	—	—
- Other financial assets	15,069	—	—
- Other debt securities	112,547	—	—
- Financial assets in guarantee	1,882,600	—	—
- Investments in Equity Instruments	1,603	8,801	—
Total Assets	5,783,364	11.375.694	—
Liabilities
- Liabilities at fair value through profit or loss	268,086	—	—
- Derivatives	—	94,222	—
- Other financial liabilities	2,907,704	—	—
Total Liabilities	3,175,790	94,222	—

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2018	Transfers(*)	Additions	Disposals	P/L	12/31/2019
Assets
- Debt securities at fair value through profit or loss	—	3,671	—	—	—	3,671

(*) The transfer was due to the lack of observable prices, directly or indirectly, for the measurement of this Financial Instruments

The Group’s policy is to recognize transfers between fair value levels only at end of period. The transfers were produced by the classification as Level 3 of the financial instruments with lack of observable prices.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-	Market or quoted prices for similar instruments.
-	The estimated present value of instruments.

All fair value calculations are included in level 3. To such ends, the Group utilizes valuation techniques through spot rate curves which calculate the yield upon market prices. They are detailed below:

-	Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on the quotations of assimilable species (both in terms of issue, currency, and duration) in the active market (MAE, Bolsar or secondary) through the linear interpolation of them .

-	Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the price of a species by means of a model of risk value at theoretical price, estimating for this the volatility through market curves. The Entity has used this model to estimate prices in negotiable obligations or adjustable species by BADLAR rate or inflation.

The main data and aspects taken into account by the Group in virtue of the definition of fair values under the lineal interpolation model are the following:

•	Prices of instruments listed on the date on which the curve is estimated and the settlement date of the last available settlement.
•	Implicit rates of the last available settlement.
•	Only instruments traded under 24-hour settlement are considered.
•	If the last instrument lists in MAE and Bolsar, the market quotation that traded a greater volume is considered.
•	The yield curve is standardized in in virtue of a set of nodes, each of which is related to a maturity date.
•	Dollar-denominated instruments are converted at the exchange date as of the date on which such instrument is traded.

Likewise, in virtue of the definition of fair values under Nelson Siegel model, the following are the main data and aspects taken into account by the Bank:

•	Curves of Spot rate in pesos + BADLAR and Curves of Spot rate in dollars are established in virtue of bonds pre-defined by the Financial Risk Department.
•	MAE accounts for the main source of prices, without taking into account those bonds of operations for own portfolio.
•	Sets of eligible bonds are not static, thus being increased upon new issuances.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Pursuant to IFRS, in general terms, the residual value calculated for instruments at the beginning is given by the transaction price. If the transaction price differs from certain fair value, such difference will be recognized in the Income Statement in a proportional manner during the instrument duration. As of December 31, 2019, no differences have been recorded.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Fair Value of Other Financial Instruments

The following describes methodologies and assumptions utilized to determine fair values of financial instruments that have not been recorded at fair value in these financial statements:

-	Assets which fair value is similar to that of the book value: For financial liquid assets and liabilities with short term maturity (less than three months), it has been determined that the book value is similar to the fair value.

-	Fixed rate financial instruments: The fair value of financial assets has been determined by discounting future fund flows at current offered market rates for each fiscal year for financial instruments of similar features. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group’s portfolio.

-	For quoted assets and quoted debt issued at fair value, the fair value has been determined in accordance to market prices.

-	Other financial instruments: For financial liquid assets and liabilities with short term maturity, the fair value is deemed to be similar to that of the accounting value. Such assumption also applies to savings account deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31, 2019 and 2018:

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	26,373,189	26,373,189	26,373,189	—	—
-Other financial assets	999,666	999,666	999,666	—
-Loans and other financing	88,922,160	92,549,649	—	—	92,549,649
- Other Debt Securities	3,500,385	3,583,171	3,583,171	—	—
-Financial assets in as guarantee	409,164	409,164	409,164	—	—
	120,204,564	123,914,839	31,365,190	—	92,549,649
Financial Liabilities
-Deposits	89,008,177	89,009,817	—	—	89,009,817
- Repo transactions	319,817	319,817	319,817	—	—
- Other financial liabilities	3,174,432	3,174,432	3,174,432	—	—
-Finances received from the BCRA and other financial institutions	9,017,597	8,778,079	—	—	8,778,079
- Unsubordinated negotiable obligations	6,086,475	6,086,475	6,086,475	—	—
- Subordinated Negotiable Obligations	2,119,888	2,368,114	2,368,114	—	—
	109,726,386	109,736,734	11,948,838	—	97,787,896

Other Financial Instruments as of 12/31/2018	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	33,677,154	33,677,154	33,677,154	—	—
-Other financial assets	1,036,965	1,036,965	1,036,965	—	—
-Loans and other financing	78,791,903	90,052,089		—	90,052,089
- Other Debt Securities	4,198,548	4,203,711	4,203,711	—	—
-Financial assets in as guarantee	124,617	124,617	124,617	—	—
	117,829,187	129,094,536	39,042,447	—	90,052,089
Financial Liabilities				—
-Deposits	94,906,014	94,667,583		—	94,667,583
-Other financial liabilities	1,360,697	1,360,697	1,360,697	—	—
-Finances received from the BCRA and other financial institutions	8,033,222	6,587,763	34,489	—	6,553,274
- Unsubordinated negotiable obligations	9,307,171	7,952,052	7,952,052	—	—
- Subordinated Negotiable Obligations	1,383,817	1,371,488	1,371,488	—	—
	114,990,921	111,939,583	10,718,726	—	101,220,857

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Investment Real State

The Group receives valuations from independent experts for investment real estate at least once a year.

The best example of the fair value is given by current prices within an active market for similar real state. Even when there is no information available, th Group considers the following:

- current prices within an active market for real state of different nature or recent prices of similar real state within a less active market.

- Fund flows discounted pursuant to reliable calculations of future cash flows.

- Income estimates

All calculations off air values for investment real estate are included in level 3.

The following includes quantitative information on items not to be observed utilized in the measurement of level 3:

-	Average square meter value:

•	Land: 46,461
•	Real State – Offices: 640

-	Comparison with three similar real state recent quotations and close to the real state.

-	Given the fact that quotations are in foreign currency, the reference Exchange rate utilized is the one released by the Argentine Central bank on the quotation date.

Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value with changes in profit or loss as of December 31, 2019 and 2018:

Detail	12/31/2019	12/31/2018
YPF SA	—	1,082
Grupo Financiero Galicia SA	5,796	521
Total	5,796	1,603

The following are the equity instruments measured at Fair Value with changes in Other Comprehensive Income as of December 31, 2019 and 2018:

Detail	FV at 12/31/2018	Transfers to OCI	FV at 12/31/2019
Mercado Abierto Electrónico S.A.	4,610	—	4,610
Seguro de Depósitos S.A	1,614	—	1,614
Compensador Electrónica S.A.	919	—	919
Provincanje S.A.	272	—	272
Cuyo Aval Sociedad de Garantía Recíproca	899	150	1,049
Argencontrol S.A.	125	—	125
Los Grobo Sociedad de Garantía Recíproca	209	(139)	70
IEBA S.A.	61	—	61
Otras Sociedades de Garantía Recíproca	92	(29)	63
Total	8,801	(18)	8,783

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Detail	FV at 12/31/2017	Transfers to OCI	FV at 12/31/2018
Mercado Abierto Electrónico S.A.	4,610	—	4,610
Seguro de Depósitos S.A	1,614	—	1,614
Compensador Electrónica S.A.	919	—	919
Provincanje S.A.	272	—	272
Cuyo Aval Sociedad de Garantía Recíproca	222	677	899
Argencontrol S.A.	125	—	125
Los Grobo Sociedad de Garantía Recíproca	68	141	209
IEBA S.A.	61	—	61
Otras Sociedades de Garantía Recíproca	28	64	92
Total	7,919	882	8,801

6.	TRANSFER OF FINANCIAL ASSETS

When the Group carries out a transfer of financial assets under an agreement that meets all requirements to withdraw such assets but retains the right to service the financial assets for a fee assets or liabilities from the commission under such agreement are recognized.

Upon the withdrawal of a financial asset, the difference between the book value and the earning received is expensed against results.

Transfers that do not meet the requirements for derecognition of assigned financial assets

The following is a detail of the financial assets transferred by the Group that continue to be recognized in its consolidated financial statements as of December 31, 2019 and 2018:

	12/31/2019	12/31/2018
Securitized Personal Loans
Asset	1,614,099	652,627
Liabilities	849,775	224,992
Transfers of receivables with recourse
Asset	30,201	79,625
Liabilities	—	74,073

The Group makes, in certain opportunities, non-recourse portfolio sales. In these cases, the Group has not retained any substantial risk or reward regarding the transferred portfolio, and therefore, such portfolio meets derecognition requirements.

7.	NON - CONTROLLING INTEREST

The movements in the Group's significant non-controlling interests as of December 31, 2019 and 2018 were as follows:

	12/31/2019	12/31/2018
Balance at the beginning	14,622	150,593
Share in the result of the exercise	3,453	25,306
Participation in ORI of the year	467	476
Purchase of minority shares	68	(110)
Other movements	—	(161,643)
Balance at closing	18,610	14,622

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

8.	LONG-TERM BENEFIT OBLIGATIONS

As of December 31, 2019 and 2018, the balances recorded for benefits from personnel retirement plans amounted to 947,536 and 396,082, respectively. The amount of the year recognized as an expense with respect to retirement benefits for personnel as of December 31, 2019 and 2018 was 739,182 y 83,433, respectively.

The evolution during each period is detailed below:

	12/31/2019	12/31/2018
Balance at the beginning	396,082	451,505
Additions	741,121	125,880
Benefits paid to participants	(189,667)	(181,303)
Balance at closing	947,536	396,082

9.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of December 31, 2019 amounts to the 35.12% and 57.89%, respectively. As of December 31, 2018 amounts to the 35.43% and 69.40%, respectively.

Key staff remuneration

The remuneration received by the Group's key personnel as of December 31, 2019 and 2018 amounts to 359.8 million and 416.4 million, respectively.

Related party transactions

The following table shows the total credit assistance granted by the Group to key personnel, principal shareholder trustees, their relatives of up to the second degree of consanguinity or first of affinity (as defined by the BCRA's related natural person) and any company related to any of the previous ones whose consolidation is not required

	12/31/2019	12/31/2018
Aggregate total financial exposure	963,016	783,183
Number of recipient related parties	70	75
Individuals	63	68
Companies	7	7
Average total financial exposure	13,757	10,442
Single largest exposure	823,172	659,556

The financing, including the ones that were restructured, were granted in the normal course of business and in substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to unrelated parties. Likewise, they did not imply a higher than normal risk of bad debt or presented other types of unfavorable conditions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

10.	LEASES

10.1.	Leases in which the Group acts as lessee

(i)	Amounts recognized in the financial position statement:

	12/31/2019	12/31/2019
Right-of-use asset
Land and buildings	988,386	905,945
Lease liability
Current	467,977	399,238
Non-current	478,413	506,707
Total	946,390	905,945

(ii)	Amounts recognized in the income statement:

Depreciation from right of use
Land and Buildings – Depreciation	368,301
Interest expenses on lease liabilities (Other operating expenses)	173,964

(iii)	Leasing activities of the Entity and how they are accounted for in accordance with IFRS 16:

The Group leases several branches. Rental agreements are generally made for fixed periods of 1 to 10 years, but may have extension options as described in (iv) below.

Contracts may contain lease components or not. The Group assigns consideration in the contract to the lease and non-lease components based on their independent relative prices. However, for the leases of real estate for which the Group is a lessee, it has chosen not to separate the lease components and those that are not, and instead counts them as a single lease component.

Lease terms are negociated individually and contain a wide rango of diffent terms and conditions. Lease agreements do not impose other obligations to do or not do, other than the leased assets owned by the lessor. Leased assets cannot be used as collateral for obtaining loans.

Until 2018, Property, Plant and Equipment leases were classified as operating leases. As of January 1, 2019, leases are recognized as a right-of-use asset by registering a liability as a counterparty on the date on which the leased asset is available for use by the Entity.

Assets and liabilities arising from a lease are initially measured based on the present value. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including fixed payments in substance), less any incentive assets to collect;
•	variable lease payments based on an index or a rate, initially measured using the index or rate on the start date;
•	amounts that the Group must pay under residual value guarantees;
•	the exercise price of a purchase option if the Group is reasonably sure to exercise that option, and
•	fines payments for terminating the lease, if the lease term reflects that the Group will exercise that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in the Group, the lessee's incremental indebtedness rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

To determine the incremental interest rate, the Group:

•	whenever possible, use the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received.
•	uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and
•	makes specific adjustments for the lease, for example, term, currency and guarantee.

The Group is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between capital and financial cost. The financial cost is charged to income during the lease period to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability
•	any lease payment made on or before the start date less any lease incentive asset
•	any initial direct costs, and
•	restoration costs.

The right-of-use assets are generally depreciated during the shortest useful life of the asset and the lease term in a linear fashion.

Payments associated with short-term leases of equipment and all leases of low-value assets are recognized linearly as an expense in income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets include computer equipment and small items of office furniture.

(iv) Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by the Group and not by the respective lessor.

10.2.	Leases in which the Group acts as lessor

The following is a breakdown of the maturities of the Group's financial and operating leases receivables and of the current values as of December 31, 2019 and 2018:

Financial Lease Receivables	12/31/2019	12/31/2018
Up to 1 year	1,783,106	1,708,103
More than a year up to two years	1,167,248	1,321,057
From two to three years	665,603	745,486
From three to five years	421,983	442,841
More than five years	20,379	9,396
Total	4,058,319	4,226,883
Finance charges to be accrued on finance leases	(871,630)	(881,199)
Net investment in the lease	3,186,689	3,345,684

Operating Lease Receivables	12/31/2019	12/31/2018
Up to 1 year	16,706	2,402
More than a year up to two years	15,732	2,402
From two to three years	13,543	1,414
From three to five years	9,202	—
Total	55,183	6,218

The balance of allowance for loan losses related to finance leases amounts to 82,052 and 54,901 as of December 31, 2019 and 2018, respectively.

GRUPO SUPERVIELLE S.A.

11.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENT AND COMPREHENSIVE INCOME

11. 1 Debt securities at fair value through profit or loss	12/31/2019	12/31/2018
Goverment securities	564,833	3,732,263
Corporate securities	3,668	74,528
Securities issued by the Argentine Central Bank	—	11,305,324
	568,501	15,112,115
11. 2 Other financial assets
Participation Certificates in Financial Trusts	30,592	10,947
Investments in Mutual Funds	865,872	655,562
Other investments	59,608	7,938
Receivable from spot sales peading settlament	138,591	4,122
Several debtors	579,107	549,664
Miscellaneous debtors for credit card operations	379,133	372,730
Debtors for collections	39,915	114,571
	2,092,818	1,715,534
11. 3 Loans and other financing
To the non-financial public sector	28,872	32,802
To the financial sector	64,522	398,551
Overdrafts	5,598,311	4,740,509
Promisory notes	19,620,906	15,671,116
Mortgage loans	7,917,020	5,343,792
Automobile and other secured loans	1,219,936	1,540,329
Personal loans	17,060,995	19,024,837
Credit cards loans	12,953,381	9,210,204
Foreign trade Loans	14,786,934	18,896,869
Receivables from financial leases	3,186,689	3,400,585
Others	6,484,594	532,309
	88,922,160	78,791,903
11. 4 Other debt securities
Negotiable obligations	—	2,560
Debt securities from Financial trusts	10,662,499	1,211
Goverment securities	9,057	4,307,292
Others	—	32
	10,671,556	4,311,095
11. 5 Financial assets in guarantee
Special guarantees accounts in the Argentine Central Bank	2,120,732	1,357,904
Deposits in guarantee	3,212,972	649,313
	5,333,704	2,007,217
11.6 Other non-financial assets	12/31/2019	12/31/2018
Other Miscellaneous assets	565,349	427,373
Loans to employees	263,922	131,581
Payments in advance	(15,516)	31,572
Works of art and collector's pieces	12,920	4,483
Retirement insurance	151,171	127,931
Other non-financial assets	237	5,128
	978,083	728,068

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

11.7 Inventories	12/31/2019	12/31/2018
Technology, image and audio	21,752	52,983
Household and personal use items	7,734	9,501
Tools and accessories	163	209
Allowances for impairment	(1,280)	(1,038)
	28,369	61.655
11.8 Deposits
Non-financial sector	5,470,177	11,105,477
Financial sector	28,098	25,236
Current accounts	10,885,298	6,687,156
Savings accounts	39,992,352	46,859,639
Time deposits and investments accounts	29,717,376	27,184,300
Others	2,914,876	3,044,206
	89,008,177	94,906,014
11.9 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	189,554	115,200
Liabilities for transactions in foreign currency	—	152,886
	189,554	268,086
11.10 Other financial liabilities
Amounts payable for spot transactions pending settlement	2,193,866	552,612
Collections and other operations on behalf of third parties	5,280,168	3,216,778
Fees accrued to pay	269	36,460
Financial guarantee contracts	15,268	36,572
Liabilities associated with the transfer of financial assets not derecognised	713,177	385,545
Financial leases to pay	946,389	—
Others	22,033	40,434
	9,171,170	4,268,401
11.11 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial entities	939,136	1,247,264
Financing received from international institutions	8,078,461	6,785,958
	9,017,597	8,033,222
11.12 Provisions
Legal issues	33,049	30,667
Labor lawsuits	28,023	17,156
Tax	77,882	13,255
Others	21,930	14,827
Judicial Deposits	15,767	9,814
Eventual commitments	367	1,196
Reorganization expenses	500,000	—
	677,018	86,915
11.13 Other non-financial liabilities
Payroll and social securities	3,967,872	2,274,800
Sundry creditors	2,357,646	1,621,254
Tax payable	1,396,223	1,138,559
Planned payment orders pending settlement	218,486	221,797
Revenue from contracts with customers	192,499	124,407
Contribution to the deposit guarantee fund	66,462	13,385
Other	3,549	10,143
	8,202,737	5,404,345

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Deferred income associated with contracts with customers includes the liability for the customer loyalty program. The Bank estimates the value of the points assigned to customers in the Club Supervielle and Club My Points Programs, through the application of a mathematical model that considers assumptions about exchange rates, fair value of points redeemed depending on the combination of available products. and customer preferences, as well as the expiration of unused points. As of December 31, 2019 and December 31, 2018, the amounts of $ 192,499 and $ 124,407 respectively, have been recorded for the points not redeemed.

The estimated use of the liability recorded at the end of this fiscal year is shown in the following table:

	Maturity
Concept	Up to 12 months	Up to 24 months	More than 24 months	Total
Revenue from contracts with customers	93,466	47,952	51,081	192,499

	12/31/2019	12/31/2018
11.14 Interest income
Interest on overdrafts	3,734,422	2,757,265
Interest on promissory notes	4,834,157	3,426,879
Interest on personal loans	10,461,124	8,942,060
Interest on promissory notes	5,053,912	2,537,413
Interest on credit card loans	3,892,710	2,830,999
Interest on mortgage loans	3,146,002	1,712,868
Interest on automobile and other secured loan	579,469	393,113
Interest on foreign trade loans	1,401,063	984,947
Interest on financial leases	906,142	765,160
Others	2,720,500	1,065,764
	36,729,501	25,416,468
11.15 Interest expenses
Interest on current accounts deposits	5,027,209	4,520,100
Interest on time deposits	16,136,883	5,594,489
Interest on other liabilities from financial transactions	6,161,466	3,959,604
Interest from financing from financial sector	234,490	599,522
Others	644,464	280,385
	28,204,512	14,954,100
11.16 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	1,167,782	1,881,719
Income from securities issued by the Argentine Central Bank	14,872,493	4,954,324
Derivatives	613,522	-1,251,240
	16,653,797	5,584,803
	12/31/2019	12/31/2018
11.17 Service fee income
Commissions from deposit accounts	2,839,878	1,962,268
Commissions from credit and debit cards	2,318,312	1,811,390
Commissions from loans operations	233,942	246,366
Commissions from foreign trade	283,212	173,826
Commissions from miscellaneous operations	1,253,478	824,382
Others	87,814	103,758
	7,016,636	5,121,990

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

11.18 Service fee expenses	12/31/2019	12/31/2018
Commissions paid	1,812,134	1,112,961
Export and foreign currency operations	37,872	27,545
	1,850,006	1,140,506
11.19 Other operating incomes
Loans recovered and allowances reversed	413,675	272,670
Insurance commissions	68,753	209,818
Rental from safety boxes	235,007	163,037
Commissions from trust services	20,851	7,368
Returns of risk funds	133,306	241,692
Adjust miscellaneous credits	156,762	—
Sales of property, plant and equipment	56,839	7,987
Miscellaneous credit adjustments	428,468	208,983
Default interests	333,785	168,406
Others	804,891	572,345
	2,652,337	1,852,306
11.20 Personnel expenses
Payroll and social securities	10,158,110	1,025,004
Personnel expenses	1,549,794	6,219,622
	11,707,904	7,244,626
11.21 Administration expenses
Directors´ and statutory auditors´fees	229,285	135,859
Other fees	837,755	1,361,965
Advertising and publicity	442,591	332,260
Taxes	1,203,863	875,529
Maintenance, security and services	1,423,974	1,043,026
Rent	45,017	384,430
Others	2,058,923	466,094
	6,241,408	4,599,163
11.22 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	199,830	168,398
Depreciation of miscellaneous assets	78,572	64,125
Depreciation of investment properties (Schedule F)	2,087	473
Amortization of intangible assets (Schedule G)	245,419	121,605
Depreciation of asstes by right of use (Schedule F)	368,301	—
	894,209	354,601
11.23 Other operating expenses
Promotions related with credit cards	419,109	342,772
Turnover tax	3,068,255	2,324,183
Result by initial recognition of loans	163,009	305,421
Charges paid to National Social Security Administration (ANSES)	133,627	108,091
Operational losses	47,599	35,324
Losses on quota refund	105,831	66,344
Interests for leases liabilities	173,964	—
Coverage services	15,464	38,143
Contributions made to deposit insurance fund	198,561	128,452
Others	862,738	198,658
	5,188,157	3,547,388

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

12.	DIVIDENDS

On April 26, 2019, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2018:

*       Dividends in cash: 303,000,

*       Other reserve: 1,352,962

The results of the 2018 fiscal year had shown a profit of $ 2,567,569, by adoption of the International Financial Reporting Standards (IFRS) from January 1, 2018, adjustments were made to results of previous years in the amount of $ (911,607), which leaves a net result of outstanding profits of $ 1,655,962.

13.	COMMITMENTS AND CONTINGENCIES

International Financial Reporting Standards establish that a contingent liability consists of (i) a possible obligation, arising from past events, the existence of which must be confirmed by the occurrence of one or more future events of an uncertain nature, which are not have been under the control of the Group or (ii) a present obligation that is not probable or the amount of which should not be possible to measure or estimate with sufficient reliability.

The recorded provisions are detailed in note 11.12.

14.	INSURANCE

14.1 Assets and liabilities related to insurances activities

The assets and liabilities related to insurance contracts are detailed below, on the dates indicated:

	12/31/2019	12/31/2018
Assets related to insurance contracts
Receivables premius	453,978	41,201
Total	453,978	41,201

Liabilities related to insurance contracts
Debt with insured	136,168	132,577
Debt with reinsurers	40,575	14,669
Debt with co-insurers	1,702	16,917
Debt with producers	150,384	28,896
Technical commitments	173,994	11,869
Outstanding claims paid by re-insurance companies (regularizer)	(481)	(470)
Total	502,342	204,458

Debt with insured
Property insurance
Direct administrative insurance	11,242	8,435
Direct insurance in mediation	800	—
Claims settled to pay	881	199
Claims occurred and not reported - IBNR	14,759	9,696
Life insurance
Direct administrative insurance	41,267	31,448
Direct insurance in judgments	1,240	707
Direct insurance in mediation	1,837	748
Claims settled to pay	20,218	13,634
Claims occurred and not reported - IBNR	43,925	67,710
Total	136,169	132,577

Debt with producers
Producers currenct account	28,247	22,097
Commisions for premiums receivable	122,137	6,799
Total	150,384	28,896

Technical commitments
Course and similar risk
Premiums and surcharges	173,956	11,869
Premium insufficiency	39	—
Total	173,995	11,869

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

14.2 Income from insurance activities

The composition of “Income from insurance activities” as of December 31, 2019 and 2018, is as follows:

Concepto	12/31/2019	12/31/2018
Accrued premiums	1,603,495	1,190,486
Accrued losses	(295,125)	(296,235)
Production expenses	(362,283)	(236,697)
Total	946,087	657,554

15.	MUTUAL FUNDS

As of December 31, 2019 and 2018, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

	Portfolio		Net Worth		Number of Units
Mutual Fund	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Premier Renta CP en Pesos	14,031,863	5,383,139	14,010,386	5,373,434	3,958,398,573	1,475,029,312
Premier Renta Plus en Pesos	109,147	372,537	107,200	360,626	10,250,999	49,671,811
Premier Renta Fija Ahorro	465,427	3,351,833	459,494	3,275,490	12,851,475	136,640,472
Premier Renta Fija Crecimiento	46,922	43,644	46,657	43,322	3,688,485	4,369,322
Premier Renta Variable	166,391	159,411	163,998	146,952	6,982,580	8,130,311
Premier Abierto Pymes	560,360	410,434	559,099	409,705	91,559,624	99,122,237
Premier Commodities	21,039	5,793	13,593	5,155	2,596,034	1,599,150
Premier Capital	129,058	180,572	128,718	180,362	36,057,519	67,052,867
Premier Inversión	135,360	179,267	135,291	179,023	442,160,447	888,100,323
Premier Balanceado	623,862	612,858	623,293	612,374	249,317,925	359,887,367
Premier Renta Mixta	133,255	58,586	133,147	58,557	76,562,093	44,863,120
Premier Renta Mixta en Dólares	130,212	471,329	129,733	4,695,131	2,815,589	13,892,155
Premier Performance Dólares	453,884	2,372,279	452,866	2,360,235	9,312,208	62,805,294
Premier Global USD	698,915	—	696,759	—	11,338,023	—

16.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

16.1.	DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No. 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, the new limit amounts to 1,000 pursuant to Communication “A” 6654.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

16.2.	RESTRICTED ASSETS

As of December 31, 2019 and 2018 Grupo Supervielle’s following assets are restricted:

Detail	12/31/2019	12/31/2018
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	2,120,732	1,357,904
	2,120,732	1,357,904

Miscellaneous Receivables
Trust guarantee deposits	3,800	3,333
Guarantee deposits for currency forward transactions	2,104,713	282,207
Guarantee deposits for credit cards transactions	317,407	244,417
Guarantee deposits for repo transactions	23,880	—
Other guarantee deposits	158,562	113,904
	2,608,362	643,861

16.3.        COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2013, 2014, 2015, 2016, 2017, 2018 and 2019 and the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

16.4.	ISSUANCE OF NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.

On September 22, 2010, Grupo Supervielle’s Shareholders’ General Meeting passed the adhesion to the public offering regime pursuant Law 17,811 and the creation of a Simple Negotiable Obligations Issuance Global Program, non-convertible into shares, which was passed by the National Securities Commission on November 11, 2010. Said negotiable obligations may be short, medium and/or long term, subordinated or not, with or without guarantee, in pesos, in US dollars or any other currency, for a maximum current amount that shall not exceed, at any time, 1,000 (one thousand million pesos) or its equivalent in any other currency, pursuant to the last amendment of the Program on May, 7, 2015.

Likewise, negotiable obligations may be issued in several classes and/or series over the course of the program enforcement, relying on the possibility of re-issuing successive classes and/or series to be amortized. As of April 19, 2016, since the aforementioned Program was no longer in effect, the Group’s Ordinary and Extraordinary shareholders’ meeting, passed the creation of a new Negotiable Obligations Issuance Global Program, for the issuance of simple, short and/o medium term, subordinated or not, with or without guarantees, securities for up to a maximum outstanding amount of 1,000,000 (one thousand million pesos), under which different classes and/or series of Negotiable Obligations denominated in pesos, dollar or other foreign currencies can be issued.

As of December 31, 2019 and December 31, 2018, Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity date	12/31/2019	12/31/2018
XIII	01/31/2014		$23,100	BADLAR + 6.25%	01/31/2019	—	28,023
Total						—	28,023

Funds resulting from the allocation of said negotiable obligations classes, net of issuance expenses, were assigned in full, pursuant to Article 36 of Negotiable Obligations Law 23,576, to the settlement of the Group’s financial liabilities.

Banco Supervielle S.A.

On March 25, 2013, the Shareholders' meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the "Program") for up to a maximum outstanding amount of AR$ 750,000. The Program was authorized by the National Securities Commission through Resolution No. 17,066 dated May 02, 2013. On April 15, 2016, the Shareholders' meeting approved the Increase of the total amount of the Program to a face value of up to $ 2,000,000. Such increase was passed by the NSC Board through Resolution N°18,224 dated on September 22, 2016. The program has not been in force since May 2, 2018:

Global Program for the Issuance of Medium-Term Securities for up to V / N US $ 800,000,000

On September 22, 2016, the Extraordinary General Assembly resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations for up to a maximum amount in circulation at any time during the term of the program of US $ 800,000. The program was authorized by the National Securities Commission through Resolution No. 18,376 dated November 24, 2016. On March 6, 2018, the expansion of the Global Program of Negotiable Obligations for US $ 2,300,000 was approved by the minutes of the assembly. On April 16, 2018, the CNV approved the increase in the Program through resolution No. 19,470.

Registration regime request issuer NSC

On August 6, 2018, the Board decided to request the National Securities Commission (“NSC”) the registration of the Bank as negotiable obligations frequent issuer. Such request was authorized by the NSC through Resolution N° 19,958 dated on December 27, 2018. The Bank is registered before the NSC as Negotiable Obligations frequent issuer under N° 03. The board meeting dated on March 7, 2019, passed the ratification of the Bank under the Frequent Issuer Regime and the Board meeting held on December 02, 2019, it was decided to assign the maximum amount of USD 300,000 to the Negotiable Obligations Issuance Global Program for up to USD 2,300,000, being the Bank in the process of reduction of such program maximum amount. The NSC passed such ratification through Resolution DI-2020-11-APN-GE #CNV dated on February 11, 2020.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The following describes issuances in force as of December 31, 2019 and 2018:

								Book Value
Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	12/31/2019	12/31/2018
02/09/17	$	A	4,150,140	50% on 2-9-2020 and 50% at maturity on 8-9-2020	42	08/09/2020	Floating Badlar of Private Banks + 4.50%. with a minimum 18% nominal annual	3,804,338	4,200,603
12/22/17	$	B	629,000	100% at mat.	24	12/22/2019	Floating TM20 + 3.25%	—	600,155
12/22/17	$	C	659,750	3 installments: 12-22-2020 33.33%. 06-22-2021 33.33%. and upon maturity 33.34%.	48	12/22/2021	Floating Badlar + 4.25%	667,169	667,236
02/14/18	$	D	748,889	100% at mat.	18	08/14/2019	Floating Badlar of Private Banks + 3.5%	—	768,861
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments. 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,599,410	1,687,173
02/04/19	$	F	3,000,000	100% at mat.	9	11/04/2019	Floating Badlar of Private Banks + 4.85%	—	—
							Total	6,070,917	7,924,028

On October 17, 2018, the total outstanding amount of Negotiable Obligations Class A was reduced to a total face value in pesos of $ 618,030,000 and on January 23, 2019 such amount was reduced to a face value of $ 254,925. Thus, the total outstanding amount of $ 3,895,215.

Negotiable Obligations class B, D and F have been totally amortized since August 14, 2019 for class D, November 4, 2019 for class F and December 23, 2019 for class B.

Subordinated Negotiable Obligations

Program for the issuance of Negotiable Obligations for up to nominal value $ 750,000,000 (increased to nominal value $ 2,000,000,000)

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, approved the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of 750,000,000 (seven hundred and fifty million pesos). On April 15, 2016, the Ordinary and Extraordinary Shareholders' meeting approved the increase the maximum outstanding amount of the Program to 2,000,000,000 (two billion pesos) or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

The following chart provides the main terms and conditions of issuances underway as of December 31, 2019 and 2018:

								Valor Libros
Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	31/12/2019	31/12/2018
08/20/2013	US$	III	22,500	100% at mat.	84 Months	08/20/2020	7%	1,308,192	871.571
11/18/2014	US$	IV	13,441	100% at mat.	84 Months	11/18/2021	7%	811,696	512.246
Total								2,119,888	7,924,028

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

On April 25, 2013, the Shareholders' meeting No. 39, resolved to approve the creation of a Global Program for the Issuance of Negotiable Obligations (the "Program") for up to a maximum outstanding amount of AR$ 500,000,000. The Program was authorized by the National Securities Commission through Resolution No. 17,165 dated August 15, 2013. On April 18, 2016, the Shareholders' meeting No. 43 approved the Increase of the total amount of the Program to a nominal value of up to AR$ 1,000,000,000. That increase was authorized by the National Securities Commission Board through Resolution No. 18,296 dated October 27, 2016. On March 22, 2017 the Extraordinary General shareholders’ meeting No. 45 passed the issuance of the Program for a maximum amount of nominal value AR$ 2,500,000,000. The National Securities Commission´s Board approved the program´s grow up by Resolution No. 18,608 on April 12, 2017. The program has not been in force since August 15, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

On March 22, 2017, the Shareholders´Meeting decided to pass the creation of a Global Negotiable Obligations Program (the “Program”) for a maximum outstanding amount of USD 500,000. The Program was authorized by the National Securities Commission through Resolution N° 18,650 dated on May 10, 2017.

The following is a detail of the current issues as of December 31, 2019 and 2018:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	12/31/2019	12/31/2018
Clase XIV	05/11/2017	05/11/2019	558,000	Floating BADLAR + 3,50%	—	397,590
Clase XV	08/24/2017	02/23/2019	413,500	Floating BADLAR + 4,75%	—	365,401
Clase XVI	11/22/2017	11/21/2019	535,500	Floating TM20 4,25%	—	541,013
Total					-	1,304,004

On August 22, 2018 and September 13, 2018, VN $ 15,000,000 and VN $ 10,000,000, respectively, corresponding to the Class XVI were repurchased.

On September 4, 2018, September 19, 2018 and September 21, 2018, VN $ 20,000,000, VN $ 60,000,000 and VN $ 38,000,000, respectively, corresponding to Class XIV were repurchased.

Micro Lending S.A.U.: Program for the Issuance of Negotiable Obligations

The following is a detail of the issues in effect as of December 31, 2019 and 2018:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	12/31/2019	12/31/2018
Clase II	08/16/2016	08/16/2019	60,000	Floating BADLAR + 5,00%	-	20,004
Clase III	10/04/2017	10/05/2020	35,000	Floating BADLAR + 7,0%	15,558	31,112
Total					15,558	51,116

16.5.       FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Trustee is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of December 31, 2019:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Credimas	01/11/2013	A termination agreement was entered into on 06-21-2019	—	—	Banco Supervielle S.A.	Credimas S.A.
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”). 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6,000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine.	—	—	Those initially mentioned in Exhibit V (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor	Interconexion Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

On the occasion of the merger with the former Banco Regional de Cuyo S.A. carried out on November 1, 2010, the Entity took charge of the following trusts in which the former Regional Bank of Cuyo S.A. acted as trustee:

Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded as of December 31,2018, mainly originating from the exclusion of assets, amount to 21,018 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 647. This trust will be liquidated following the procedures established by Law 24,441.

Luján Trust: The term of the contract has expired; therefore, Banco Supervielle S.A. has delivered all documentation related to the liquidation and has requested the final deregistration, before Dirección General de Rentas, from the turnover tax and as seals and turnover collection agent. Said entity has responded positively to the aforementioned request. Likewise, the final deregistration has been requested before A.F.I.P. As of July 31, 2019, the final deregistration certificate has been issued by said entity.

As Settler

Banco Supervielle S.A. (Supervielle Créditos Financial Trust)

Below is a detail of financial trusts :

Publicly offered and listed financial trusts as of December 31, 2019:

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

			Securities issued
Financial Trust	Set up on	Value initially assigned in trust	Type	Títulos de deuda
Serie 97 (1), (2)	03/27/2018	750,000	—	—

(1) Issued under Supervielle Confiance 4 program

(2) Consumer loans granted by Banco Supervielle to retirees and pensioners of ANSES.

Cordial Compañía Financiera S.A. (Cordial Compañía Financiera Financial Trust)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

			Securities issued
Financial Trust	Set-up on	Initial Amount in Trust	Participation Certificates	Debt Securities
20	04/08/2019	600,000	120,000	480,000
21	06/24/2019	1,000,000	780,000	220,000
22	11/13/2019	571,560	102,300	469,260

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

			Issued Securities
Financial Trust	Set-up on	Securitized Amount	Type	Amount		Type	Amount		Type	Amount
III	06/08/2011	$39,779	VDF TV A	VN$	31,823	VDF B	VN$	6,364	CP	VN$	1,592
			Mat: 12/03/13			Vto: 11/12/13			Vto: 10/12/16
			VDF TV A			VDF B			CP
IV	09/01/2011	$40,652	Mat: 20/06/13	VN$	32,522	Vto: 10/20/13	VN$	6,504	Vto: 01/20/17	VN$	1,626
			Mat: 15/06/18			Vto: 08/15/18			Vto: 11/15/21
			VDF TV A			VDF TV B			CP
XVIII	12/01/2017	$119,335	Mat : 15/05/19	VN$	89,501	Vto: 08/15/19	VN$	7,291	Vto: 10/15/22	VN$	22,543

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

16.6.       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

Additionally, the Bank is restricted to distribute income as a result of a breach in certain financial covenants mentioned in Note 19.

16.7.	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of December 31, 2019 and 2018, the minimum cash reserve was made up as folllows:

Concepto	12/31/2019	12/31/2018
Current accounts in the Argentine Central Bank (*)	8,554,797	14,874,753
Sight accounts in the Argentine Central Bank (*)	7,909,938	12,889,135
Special guarantee accounts in the Argentine Central Bank (*)	1,975,535	1,256,084
Special accounts for previous credit payment (*)	1,836	—
Total	18,442,106	29,019,972

(*) Balances as per bank statements.

It is worth mentioning that on those dates, the Entity was in compliance with minimum cash integration requirements.

17.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the San Luis Public Treasury Ministry giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued to provide financial services to the government of the Province of San Luis and its employees despite the termination of the agreement.

On May 23, 2018, the Municipality of San Luis designated Banco Supervielle (the "Bank") as a financial agent for a period of 2 years, with automatic renewal for an additional 2 years, beginning with the first payment of salaries on June 29 of the current year. With this designation, the Bank became the financial agent of all the of the Province´s municipalities.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

On June 7, 2018, the Province ratified the agreement signed with the Bank for a period of 12 months formalizing its role of exclusive payment agent that it has continued to exercise since more than 20 years ago. It has been renovated until December 9, 2019.

In January 2019, the government of the Province of San Luis announced the terms and conditions of the auction that the Province will carry out for the new financial agency agreement. The Bank has submitted an offer on March 15, 2019, and the date of the award is pending publication.

As of the date of these financial statements, the Bank continues to provide financial services to the provincial government of the Province of San Luis and its employees.

18.	FINANCIAL RISK FACTORS

Integral Risk Management is a key discipline for financial institutions. Grupo Supervielle intends to create, through its subsidiaries, a solid and efficient organization in risk management, the framework for an optimal use of its capital and to identify business opportunities in the markets and geographic regions in which it operates, seeking the best balance risk-reward. for its shareholders. The risk management framework is communicated to the entire organization and strives to achieve a balance between a solid culture of risk and being an innovative company, focused on its customers and recognized for its agile, simple and friendly operation style.

The Board of Directors considers that its criteria and guidelines regarding risk management are a key part of its Corporate Governance. The risks to which the Company is exposed are inherent to the financial industry, such as credit, the market, the interest rate, liquidity, operational risk, reputation and strategic risk. In addition, the Company is exposed to the risk of securitization, given the leadership role it has over this issue.

Financial risk factors

Credit risk

The Integral Risk Committee passes credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of the Group´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of the Bank´s Strategy related to the administration of credit risk; among them, the Group´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, the Group relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

The entity´s credit risk administration policy is open to corporate and individual markets. To such ends, a customer segmentation has been defined for corporate banking, retail banking and finance.

The Group is focused on supporting companies that belong to potential sectors, and, rely on a successful background in their activities. Within the credit products range offered to the Corporate segment, the Group aims at developing and keeping its leading position in the factoring and leasing market in addition to playing a reference role in international trade.

As for corporate banking, we seek to have a solid proposal for the Megras market by building close ties with clients through attention centers, agreements with clients along with their value chain and the delivery of effective responses through existing credit processes.

With regard to People and Businesses, in addition to the loose flat segments and beneficiaries of pension assets (retirees), special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Bank's Identity segment.

In turn, the finance area is focused on trust businesses, asset allocation in the capital market through financial trusts and bonds, its own portfolio or third parties´, and the trading desk. Some of the existing products are: interbanking call, Repo transactions, call corporate, Government Securities and currency policy instruments of the Central Bank, Consumption portfolio purchase, third parties´ financial trusts, swap negotiation (futures, swaps, etc.), among others.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

The Group is willing to carry out a strategy that enable it to address its contractual commitments, both under normal market conditions and negative situations. Therefore, the Entity relies on scoring and rating models with the purpose of estimating probability of default (PD) of the different client portfolios. As for risk appetite framework, the Group relies on cut-offs for each segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, the Group relies on estimates of default exposure (DE) parameters and losses upon default (LUD) with the purpose of estimating statistic provisions of the Group´s portfolio and the necessary economic capital in face of unexpected losses that may arise regarding credit risk.

The Group is aimed at keeping a diversified and atomized portfolio, thus minimizing risk concentration. To such ends, loan granting and portfolio profile are adjusted to each different circumstance.

Credit Risk Measurement Models

The Group relies on models aimed at estimating the distribution of potential losses in its credit portfolio, which depend on the realization of defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At the moment of Default) and the proportion of each defaulted loan the Entity can recover (LGD – Loss Generated by Default).

Based on the aforementioned, the Bank has kept on working on the development of methodologies that enable the calculation of statistic provisions, economic capital and the Risk-Adjusted Profitability (RAP) with the purpose of optimizing the administration and decision making processes.

Economic Capital Calculation

The economic capital for Credit Risk accounts for the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99.9% and for companies of 99%) and the expected losses.

The Group relies on Economic Capital models for Credit Risk (one for individuals and another for companies). Such quantitative models include the exacerbation of Capital by Concentration Risk, as well as that of Securitization Risk. The holding period utilized in economic capital calculation models for this risk is a year, except from exposures related to factoring, in which case the holding period is six months.

Counterparties’ Risk Administration

The Group relies on a Counterparty’s Risk Map where the following is defined for each counterparty according to the Group’s risk appetite: credit exposure and settlement limits, settlement risk in Exchanges, Securities, Repo Operation, among other issues the Group passes through the Credit Committee while defining an action framework for Finances.

As for the Economic Capital for the Counterparty’s Risk, it is included in the Credit Risk Economic Capital Quantitative Model.

Impairment of Financial Instruments

The Group holds provisions on loans in accordance with the type of loan portfolio through the individual assessment of each client classified as “Commercial Portfolio” or “Consumer Portfolio” and a massive assessment based on delinquency days for those clients classified as “Consumer Portfolio”. See Note 1.13, provisioning criteria utilized.

The following chart describes changes in impairment provisions as of December 31, 2019 and 2018 fiscal year:

	12/31/2019	12/31/2018
Balance at the beginning of fiscal year	3,453,331	1,698,207
Charges of fiscal year	6,479,260	4,220,645
Write Off and reverses	(4,025,612)	(2,465,521)
Final balance	5,906,979	3,453,331

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Pursuant to provisioning regulations, loans to the financial sector and responsibilities of normal situation shall not produce losses from impairment. The vaue of said balances as of December 31, 2019 and 2018 amount to 12,080 and 367 and 29,812 and 1,196 respectively.

Withdrawn loans

Those loans classified as non-performing loans are withdrawn from assets and recognizing such loans out of balance sheet. The balance of such loans as of December 31, 2019 and 2018 amount to 3,849,244 and 1,726,076, respectively.

Market Risk

Group defines Market Risk as the risk resulting from deviations that take place in the trading portfolio value as a result of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where the Entity´s equity value loss risk is assumed as a result of changes in market factors, at a consolidated and individual level of each entity against which such consolidation is carried out. Such risk results from the variation in considered risk factors (interest rate, exchange rate, floating rate), as well as liquidity risk in the different products and markets where the Entity operates.

Given its business profile features, Banco Supervielle is the entity with the greatest exposure to this risk. In turn, Cordial Compañía Financiera is exposed at a lower level and such exposure is related to the Entity´s liquidity administration. This is the reason why market risk controls offer a higher detail and emphasis level over Banco Supervielle´s negotiation portfolio.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure in virtue of the management and control schemes, Banco Supervielle utilizes the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market situations, within a certain period of time and at a pre-established reliability level. Resulting indicators enable the Entity to detect the level as from which a potential market risk is identified to take all relevant preventive measures as the case may be.

The main focus for market risk administration is given by the negotiation portfolio of the money desk, though there is a wider control that includes positions aimed at liquidity administration. That is the reason why, as for the widest negotiation portfolio, controls are bound to risk exposure assumed, measured under VaR methodology for the calculation of equity responsibility (CER).

During 2019, a limit in VaR for asset group was authorized; thus, limiting the risk the Entity may assume in each asset group considered separately. The objective is to add a warning element upon credit events or break-down in the correlations among asset groups, events that may not be considered in a diversified VaR. Another milestone in the said year was the modification of the methodology utilized for the execution of stress tests for market risk, both for the whole negotiation portfolio of the Entity and portfolios administered by its Trading Desk and Cordial Compañía Financiera. The new methodology includes the selection of one or more historical events featured by stress situations that may produce an increase in the assumed market risk. Therefore, variance and co-variance matrixes of these historical events are added to the evaluation of current negotiation portfolios.

There are more thorough controls over the Trading Desk´s operations. Approved strategies and policies are reflected in what is internally known as Unified Risk Map, where operations to be carried out by the Trading desk are thoroughly described. Such document is included in the whole framework of controls that account for the risk appetite the Entity is willing to assume for its operations. Hence, there are limits over the open position in certain financial instruments, limit VaR over the diversified portfolio, maximum loss amount acceptable before executing the stop loss policy and conditions that may produce the execution of a gain stop strategy. The whole control scheme is complemented with action plans that must be implemented upon the violation of limits defined for such operations.

The following chart describes the exchange rate risk exposure of the Entity as of fiscal year closing by type of currency:

	Balances as of 12/31/2019				Balances as of 12/31/2018
Currency	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
USD	37,455,139	36,825,985	-	629,154	41,462,284	40,327,318	13,405	1,148,371
Euro	593,090	575,147	-	17,943	463,781	474,602	-	(10,821)
Others	146,439	3,693	-	142,746	114,521	3,338	-	111,183
Total	38,194,668	37,404,825	-	789,843	42,040,586	40,805,258	13,405	1,248,733

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Financial assets and liabilities are expressed net of derivatives; thus, the latter being exposed separately. Balances of derivatives are exposed at Fair Value as of fiscal year closing in their relevant currencies.

The chart above includes sonly Monetary Assets and Liabilities because investments in equity instruments and non-monetary instruments do not entail any market risk exposure.

The following are sensitivity analysis of results upon reasonable changes in the aforementioned exchange rates regarding the Entity´s functional currency. The change percentage included herein accounts for the percentage utilized in the Business Plan and Forecasts.

		12/31/2019			12/31/2018
Currency	Change	Income	Equity	Change	Income	Equity
USD	31.9%	200,700	200,700	29%	336,894	336,894
	-31.9%	(200,700)	(200,700)	-29%	(336,894)	(336,894)
Euro	31.9%	5,724	5,724	29%	(3,175)	(3,175)
	-31.9%	(5,724)	(5,724)	-29%	3,175	3,175
Others	31.9%	45,536	45,536	29%	32,617	32,617
	-31.9%	(45,536)	(45,536)	-29%	(32,617)	(32,617)
Total	31.9%	251,960	251,960	29%	366,336	366,336
	-31.9%	(251,960)	(251,960)	-29%	(366,336)	(366,336)

Sensitivity Analysis

It is worth to be mentioned that the daily report delivered to the Trading Desk for the control of the assumed risk exposure, the Financial Risk Unit compares the recorded profitability with the implicit risk. The utilization of a diversified VaR methodology requires information related with the contribution of each asset in portfolio to the added VaR measurement, and mainly whether that assets produces risk diversification. That is the reason why the variables of such daily report include the Component VaR of each asset, thus enabling a sensitivity analysis of the impact of each asset in the total risk exposure.

With the purpose of contributing to the assumed risk analysis with alternative measurement metrics aimed at mitigating habitual critics of the VaR methodology, the Entity recognizes changes in the market conditions over the risk exposure by utilizing an adjustment over applied volatilities in the VaR calculation. According to the utilized methodology, returns of assets recorded on most recent dates have a more significant impact on the calculation of volatilities. In turn, the Entity carries out a measurement and follow-up of the assumed risk through the application of Expected Shortfall methodology; thus, assessing the universe of unexpected losses in the distribution line beyond the critical point highlighted by the VaR.

Economic capital calculation

Banco Supervielle utilizes the diversified Parametric VaR methodology for the calculation of economic capital for Market Risk, both at a consolidated and individual level. It is worth to be mentioned that in the case of Cordial Compañía Financiera, pursuant to paragraph 1.3.2.3 of the O.T of Guidelines for Risk Administration in Financial Entities, its Board has adopted the simplified methodology described in paragraph 1.3.3 of said text for the calculation of its economic capital needs. According to this methodology, the economic capital results from the following calculation:

EC = (1,05 x MC) + max [0; ∆EVE – 15 % x PNb)]

Where,

EC: economic capital in accordance to the risk profile (ICAAP).

MC: minimum capital requirement pursuant to paragraph 1.1. of “Minimum Capital for Financial Entities”.

∆EVE: minimum capital requirement pursuant to paragraph 1.dance with the Standardized Framework

PNb: Basic Net Equity (Level one capital).

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Interest Rate Risk

Interest Rate Risk is defined as the risk that stems from the likelihood of changes in the Group’s financial condition as a result of market interest rate fluctuations, having effect on the entity’s financial incomes as well as their economic value. The following are such risk factors:

✓	Different maturity terms and interest rate re-adjustment dates for assets, liabilities and holdings out of balance sheet.
✓	Local rate, foreign rate and CER in virtue of their forecast, evolution and volatility
✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities rates for instruments that contain similar revaluation features;
✓	Implicit options in certain assets, liabilities and items out of the Entity’s financial statement scope

Group implements the interest rate risk administration model, also known as financial statement structural risk, by including the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest risk concentration along the different terms. Special attention is given to the gap accrued over the first ninety days, since it is the holding period utilized at the moment of evaluating the exposure to interest rate risk in each entity and given its importance when evaluating actions that may modify the balance sheet structural positioning.

The administration of the balance sheet interest rate is aimed at keeping the Group´s exposure within those levels of risk appetite profile validated by the Board upon changes in the market interest rates.

To such ends, the interest rate risk administration relies on the monitoring of two metrics:

✓	MVE – VaR Approach: measures the difference between the economic values estimated given the market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. The entity utilizes this approach to calculate the economic capital for this risk.
✓	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

Communication “A” 6397, issued by the Argentine Central Bank, disclosed the guidelines to be applied for interest risk management in the investment portfolio. Such regulation makes a difference between the impact of changes on interest rate levels over the underlying value of assets, liabilities and items out of balance sheet of the entity (economic value or MVE) and variations such as changes in rates that may affect income or expenses; thus, affecting the net income from interest (NII). This criterion had already been adopted by Banco Supervielle at an individual and consolidated level; therefore, said new regulation meant a re-adaptation of the administration model to the suggested measurement model while keeping certain criteria and adding others

In terms of regulations, both Banco Supervielle and Cordial Compañía Financiera must utilize the Standardized Framework specified in paragraph 5.4 of Communication “A” 6397 for the measurement of the impact on the economic value of entities (∆EVE) of six disturbance scenarios. Such scenarios include parallel up or down movements in market rate curves, flattening or steeping of such curves´ slope, as well as increases or decreases in short term rates. One average market rate curve is considered for every significant currency in the financial statement of each entity. As it belongs to Group “A” of financial entities, pursuant to the classification provided in paragraph 4.1 of provisions “Authorities of Financial Entities”, Banco Supervielle, at a consolidated and individual level, must utilize an internal measurement system (IMS) for the measurement based on Income (∆NIM). The aforementioned requirement does not apply for Cordial Compañía Financiera as it has been classified within Grupo “B”. It is worth to be mentioned that Banco Supervielle is not compelled to rely on an internal measurement system of its own for the measurement based on the economic value (∆EVE) because, temporarily, it is not classified by the Argentine Central Bank as Local Systemic Importance (LSI).

It is important to point out that, beyond any provision, both Banco Supervielle and Cordial Compañía Financiera have been working on internal measurement systems (IMS) for the measurement of the impact of rate changes, both over the economic value (∆EVE) and income (∆NIM). The development of these systems included the inclusion of assumptions for the determination of maturity flow of different lines of assets and liabilities without specified maturity or with behavior implicit or explicit options.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

It is important to be mentioned that, unlike provisions set by the Standardized Framework provided by the regulator for the measurement of the impact of changes in market rates over the economic value, internal measurement systems utilized by the Entity consider assets and liabilities with UVA adjustment as interest-rate-risk susceptible; therefore, the UVA variable is included as an additional risk factor, as well as active and funding rates in pesos and dollars.

Economic Capital Calculation

The first step in the calculation of the economic capital of Banco Supervielle is given by the calculation of its exposure to interest rate risk based on the MVE-EaR (economic value) of its internal measurement system (IMS), utilizing a three-month holding period (90 days) and a 99% reliability level. This quantitative model includes the capital exacerbation by securitization risk. The produced outcome is compared with the worst result of changes assumed in the sis scenarios proposed by the Standardized Framework, being the resulting economic capital the worst of both measurements (IMS and Standardized Framework).

As for Cordial Compañía Financiera, as abovementioned, the Board of the Entity decided to quantify its economic capital need through the application of a simplified methodology. As for interest rate risk, the Entity carries out measurements of the impact of changes in market rates over the economic value through the application of the Standardized Framework. If the worst (∆EVE) of the six scenarios proposed by the regulation exceeds the 15% of the Entity´s basic net equity (level one capital), the addition of economic capitals calculated in accordance with the simplified methodology would be increased by such excess.

The following chart described the interest rate risk exposure as well as residual values of assets and liabilities, classified by renegotiation dates or maturity date, the lowest.

	Terms in days
Assets and liabilities as of 12/31/2019	Up to 30	from 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
Total Financial Assets	42,175,254	15,004,746	11,454,731	12,255,255	50,684,393	131,574,379
Total Financial Liabilities	50,567,576	13,421,108	5,116,494	6,674,589	44,708,852	120,488,619
Net Amount	(8,392,322)	1,583,638	6,338,237	5,580,666	5,975,541	11,085,760

	Terms in days
Assets and liabilities as of 12/31/2018	Up to 30	from 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
Total Financial Assets	54,435,109	13,281,894	11,692,926	9,323,634	46,537,858	135,271,421
Total Financial Liabilities	74,913,615	21,093,049	1,498,595	1,500,302	25,041,966	124,047,527
Net Amount	(20,478,506)	(7,811,155)	10,194,331	7,823,332	21,495,892	11,223,894

The following chart describes the sensitivity upon a potential addition variation in interest rates for the next fiscal year while taking into account the composition as of December 31, 2019 and 2018. Changes in rates have been determined in accordance with the scenarios proposed by Communication “A” 6397 for the calculation of Interest Rate Risk in Investment Portfolio. Parameters utilized as guidelines and/or budgeted by the Bank for 2019 and 2018 fiscal year and changes are deemed reasonably likely as a result of the observation of market conditions:

	12/31/2019		12/31/2018
Item	Additional changes in Interest Rates	Increase / (decrease) of income tax net income	Additional changes in Interest Rates	Increase / (decrease) of income tax net income
Decrease in the interest rate	4% ARS; 2% USD	(357,394)	4% ARS; 2% USD	55,643
Increase in the interest rate	4% ARS; 2% USD	260,313	4% ARS; 2% USD	(55,643)

If market interest rates recorded 4 percentage points decrease for pesos-denominated instruments and 2 percentage point decrease for those dollar-denominated instruments, the net annual income, net of income tax, would fall in 357,394 and would amount to 55,643 thousand as from December 31, 2019 and 2018 closing respectively. Otherwise, if rates recorded a like increase, earnings of $ 260,313 and losses of $ 55,643 thousand would be recorded respectively.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Liquidity Risk

The Group defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between the Entity’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk that results from the impossibility of relying on funds at normal market cost when needed, grounded on the market’s perception for the Entity.
✓	Market Liquidity Risk means the risk resulting from the Entity’s incapacity to off-set a position at market price in one or several assets for the raising of funds, as a consequence of the following two key factors:
•	Assets are not liquid enough; that is, do not rely on the necessary secondary market.
•	Changes that may take place in those markets where it lists

Indicators of liquidity and concentration of funding sources enable the quantification of tolerance to this risk, starting from the most acid and restrictive definitions of liquidity concept to the most comprehensive ones that include distinctive features of the Entity’s business model.

The Following are the main core metrics utilized for the liquidity risk administration:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. Banco Supervielle estimates this indicator on a daily basis, having met the minimum forecasted value in 2018 as required by regulations in force and internally in accordance with the risk appetite.
✓	NSFR or Stable Funding Ratio: measures Banco Supervielle´s capacity, at an individual and consolidated level, to finance its activities with stable-enough sources to mitigate the risk of future stress situation resulting from funding. As from 2018, Banco Supervielle calculates such indicator on a daily basis, having met the minimum forecasted value in 2018 as required by regulations in force and internally in accordance with the risk appetite.
✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits this indicator is aimed at limiting funding dependence of more unstable sources in illiquid scenarios, either idiosyncrasy or systemic.

In addition, the administration is complemented with the daily monitoring of a series of follow-up metrics within the framework of the Assets and Liabilities Committee. Such indicators are aimed at disaggregating the main components of LCR, thus offering a liquidity situation evaluation for the Entity and warning upon trend changes that may put those guidelines set by the risk appetite policy at stake. Within the follow-up indicators switchboard, this Committee also evaluates the availability of liquid assets to be utilized upon a contingent outflow of more volatile deposits, including remunerated sight accounts and public sector deposits in foreign currency.

During 2019, the Entity carried out a revision of the liquidity stress test. The strong outflow of deposits in foreign currency that affected the financial system as a whole as from the second half of August revealed the need to rely on stress exercises that would evaluate independently the liquidity in foreign currency. Therefore, two new metrics for the indicator table of ALCO Committee were proposed; thus, replacing the existing-by-then follow-up ratio and adding the experience of what happened in terms of liquidity during 2019, both in pesos and foreign currency.

Finally, suitable inter-daily liquidity controls and the compliance with minimum cash requirements account for the remaining pillars on which the entity´s liquidity policy relies. As for inter-daily liquidity, the Financial Risk Area implemented, as from 06.30.2019, guidelines set by Communication “A” 6685, which involved a daily monitoring of different metrics that enable the evaluation of liquidity sufficiency on an intra-daily basis and a monthly report that includes conclusions on the execution of the different stress scenarios and an evolution summary of the different metrics included in the regulation. It was determined that the criterion would establish that the balance at the beginning of the current account of Banco Supervielle in the Argentine Central Bank, in addition to income resulting from maturity on the date of monetary regulation instruments and/or repo operations with monetary authority, shall not be lower than the average of sensitive payments over the period recorded in the immediate previous month.

Liquidity risk administration is featured by a strict daily follow-up of liquidity coverage ratio (LCR), ensuring a suitable forecast of funding and free-availability liquid assets needs with the purpose of maintaining LCR within levels set by the risk appetite policy. As from 2018, the follow-up on the normal stable funding ration (NSFR) is included in accordance with provisions set by the Argentine Central Bank and Basle III criteria guidelines.

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Economic Capital Calculation

The Entity relies on the following elements that ensure the suitable administration of this type of risk:

✓	Broad liquidity indicator switchboard, by means of which a wide range of liquidity levels is monitored. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a fortnight basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.

✓	Indicators that measure the concentration of funding sources, specifying the Entity’s risk appetite.

✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Entity in compliance with Basle III route map.

✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports of the Entity, by counterparty, product and significant currency. The accuracy of the information required for the drawing-up of such reports contributed with the improvement of MIS (Management Information System) of risks.

✓	The definition of the liquidity coverage ratio itself assumes the evaluation of the Entity´s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator dis carried out on a daily basis, keeping the Entity´s liquidity director and officials updated on its evolution.

✓	Permanent monitoring of limit and threshold compliance in virtue of the stable funding ratio (NSFR).

✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of strong deposit outflow and its impact on the minimum cash position and LCR.

✓	As for contingency plans, the Entity follows a policy that ensures the application of guidelines in stress trials exercises, as well as situations of threshold and/or limit violation according to the decision taken by ALCO Committee and the validation of the Integral Risk Committee.

The Risk administration scheme described herein enables the justification of a suitable liquidity situation; therefore, the Entity considers the economic capital estimation unnecessary to cover such risk, as long as the Entity’s solvency should not be affected once the stress trial contingency plan measures have been implemented.

The following chart offers an analysis of maturities of assets and liabilities, defined in accordance with the remaining period as of the December 31, 2019 and 2018 fiscal year closing dates until contractual maturity date in accordance with non-discounted cash flows:

At 12/31/2019	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 12 months to 5 years	More than 5 years	Total
Assets	71,187,751	47,432,628	28,940,376	87,483,052	33,914,944	268,958,751
Loans and other financing	71,187,751	47,432,628	28,940,376	87,483,052	33,914,944	268,958,751
Liabilities	92,522,913	12,105,324	10,051,246	4,112,193	3,371,710	122,163,386
Deposits	79,694,146	7,578,111	4,996,317	2,245	—	92,270,819
Liabilities at fair value through profit and loss	189,554	—	—	—	—	189,554
Repo operations	319,817	—	—	—	—	319,817
Other financial liabilities	4,918,670	408,985	556,549	946,443	533,279	7,363,926
Financing received from the Argentine Central Bank and other financial institutions	7,400,726	966,831	202,593	355,116	912,434	9,837,700
Negotiable obligations issued	—	3,074,692	2,871,655	1,946,204	1,925,997	9,818,548
Subordinated negotiable obligations	—	76,705	1,424,132	862,185	—	2,363,022

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

At 12/31/2018	Less than 1 month	From 1 to 6 months	From 6 to 12 months	From 12 months to 5 years	More than 5 years	Total
Assets	39,548,272	40,063,014	17,558,538	43,326,741	3,022,767	143,519,332
Loans and other financing	39,548,272	40,063,014	17,558,538	43,326,741	3,022,767	143,519,332
Liabilities	89,264,057	19,103,013	3,483,759	4,958,072	15,072,096	131,880,997
Deposits	84,606,576	11,112,795	1,082,347	131,515	—	96,933,233
Liabilities at fair value through profit and loss	1,200,816	—	—	—	—	1,200,816
Derivatives	94,222	—	—	—	—	94,222
Other financial liabilities	2,890,922	66,101	94,854	156,735	237,344	3,445,956
Financing received from the Argentine Central Bank and other financial institutions	471,521	6,253,775	702,056	429,559	1,559,261	9,416,172
Negotiable obligations issued	—	1,639,906	1,586,617	4,192,142	11,783,850	19,202,515
Subordinated negotiable obligations	—	30,436	17,885	48,121	1,491,641	1,588,083

19.	INTERNATIONAL FINANCING PROGRAMS

Banco Supervielle S.A. keeps active the following agreements: 1) The Foreign Trade Financing Facilitation Program of the Inter-American Development Bank (IDB), whose line amounts to USD 20,000,000 (USD 20 million) and 2) the Global Trade Finance Program of the International Finance Corporation (IFC), whose line amounts to USD 30,000,000 (thirty million US dollars).

In turn, in September, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3.40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors.

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of December 31, 2019, the Entity did not meet the non-performing loan ration nor the coverage ratio which generates a potential breach in cross default clauses included in the loan agreements with the FMO and Proparco. Such breach may enable such entities to accelerate the payment of such loans for an amount of $7,167 million as of December 31, 2019.

Therefore, on January 29, 2020, the Entity started the process to receive a waiver with BID, which was made effective on February 18, 2020. As a result of such waiver, BID waives its right to accelerate such debt resulting from the breach in non-performing loan ratios and coverage ratios over a period that started on October 1, 2019 and finished in December 31, 2019. As of the issuance of these financial statements, the Entity breached such ratios; therefore, on February 18, 2020, the Bank requested a new waiver before BID, which is under assessment and its response will take place within habitual terms. The Bank´s Senior Management is working jointly with BID, FMO and Proparco to produce a new waiver and modify the loan agreements so that financial covenants included in such loan agreements adapt to the current macroeconomic context and performance.

20.	BUSINESS COMBINATIONS

-	FUTUROS DEL SUR S.A.

On December 18, 2019, the acquisition of 100% of the stock of Futuros del Sur S.A. for a total price of $ 6.964. Futuros del Sur S.A. is a clearing and settlement agent.

The amounts recognized as of the date of acquisition for each main class of assets acquired and liabilities assumed are:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

Fair value
Cash and banks deposits	2,618
Other financial assets	651
Other assets	54
Miscellaneous obligations	(125)
Net identifiable assets acquired	3,198

Consideration of the acquisition:
- Amount paid net of expenses	6,964
Net cash flow used - investment activities	6,964

Goodwill by business combination	3,766

21.	COMPENSACIÓN DE INSTRUMENTOS FINANCIEROS

Financial assets and liabilities may be object of compensation, that is, of inclusion for a net amount in the financial situation statement, provided the Entity meets provisions set by IAS 32 paragraph 42; thus, being entitled to, legally, compensate recognized amounts, and the intention to settle the net amount or execute the asset or pay off liabilities simultaneously. Likewise, the Group has entered into agreements that do not meet the compensation criterion but enable the compensation of financial assets and liabilities related under certain circumstances such as an event of breach, bankruptcy or termination of a contract.

The following chart includes assets and liabilities subject to contractual compensation rights upon settlement as of December 31, 2019 and 2018:

				Amounts subject to netting agreements, non-compensated in the Financial Statements
12-31-2019	Gross amount before netting (a)	Compensated amount (b)	Net in Financial Statements (c)=(a)-(b)	Amount related to recognized financial instruments	Collaterals	Total net amount
Debts with retail stores resulting from our clients ‘credit card consumption	—	—	—	(2,288,756)	607,592	(1,681,164)
Derivatives	310,969	(53,382)	257,587	—	—	—
Total	310,969	(53,382)	257,587	(2,288,756)	607,592	(1,681,164)

				Amounts subject to netting agreements, non-compensated in the Financial Statements
12-31-2018	Gross amount before netting (a)	Compensated amount (b)	Net in Financial Statements (c)=(a)-(b)	Amount related to recognized financial instruments	Collaterals	Total net amount
Debts with retail stores resulting from our clients ‘credit card consumption	—	—	—	(1,937,072)	530,451	(1,406,621)
Total	—	—	—	(1,937,072)	530,451	(1,406,621)

22.	SPLIT BETWEEN CURRRENT AND NON-CURRENT ITEMS

The Group has decided to disclose its assets and liabilities in accordance with their liquidity degree as such modality offers more relevant information given the nature of the Group´s activities.

The following charts include amounts expected to be recovered or settled for assets and liabilities as of December 2018 and 2017, while taking into account the following:

GRUPO SUPERVIELLE S.A.

Notes to Consolidated Financial Statements

As of December 31, 2019 presented in comparative basis

(Expressed in thousands of pesos)

a)	those expected to be recovered or settled within twelve months following the period over which it is reported; and
b)	those expected to be recovered or settled within twelve months following such date.

	12/31/2019			12/31/2018
ASSETS	12 months	More than 12 months	Total	12 months	More than 12 months	Total
Cash and deposits in Banks	26,403,099	—	26,403,099	33,687,553	—	33,687,553
Cash	8,751,111	—	8,751,111	4,789,701	—	4,789,701
Financial entities and corresponsals
Argentine Central Bank	15,927,336	—	15,927,336	27,388,784	—	27,388,784
Other Argentine and abroad	1,694,742	—	1,694,742	1,498,669	—	1,498,669
Others	29,910	—	29,910	10,399	—	10,399
Debt securities at fair value through profit and loss	568,501	—	568,501	15,112,115	—	15,112,115
Derivatives	257,587	—	257,587	15,924	—	15,924
Other financial assets	2,092,818	—	2,092,818	1,715,534	—	1,715,534
Loans and other financing	62,739,239	26,182,921	88,922,160	58,466,091	20,325,812	78,791,903
Non-financial public sector	7,020	21,852	28,872	7,526	25,276	32,802
Other financial entities	32,867	31,655	64,522	358,177	40,374	398,551
Non-financial private sector and residents abroad	62,699,352	26,129,414	88,828,766	58,100,388	20,260,162	78,360,550
Other debt securities	10,319,598	351,958	10,671,556	1,218,922	3,092,173	4,311,095
Financial assets delivered as collateral	5,333,704	—	5,333,704	2,007,217	—	2,007,217
Assets from current income tax	120,722	—	120,722	—	—	—
Investments in equity instruments	—	14,579	14,579	—	10,404	10,404
Property, plant and equipment	—	3,074,769	3,074,769	—	1,777,403	1,777,403
Investment properties	—	3,877,642	3,877,642	—	412,822	412,822
Intangible assets	—	2,308,394	2,308,394	—	1,961,817	1,961,817
Assets from deferred income tax	276,117	1,565,008	1,841,125	26,935	492,296	519,231
Other non-financial assets	261,455	716,628	978,083	168,470	559,598	728,068
Inventories	28,369	—	28,369	61,655	—	61,655
Non-current assets held for sale	—	—	—	2,800	—	2,800
TOTAL ASSETS	108,401,209	38,091,899	146,493,108	112,483,216	28,632,325	141,115,541

LIABILITIES	12 months	More than 12 months	Total	12 months	More than 12 months	Total
Deposits	89,006,977	1,200	89,008,177	94,819,436	86,578	94,906,014
Non-financial public sector	5,470,177	—	5,470,177	11,105,477	—	11,105,477
Financial sector	28,098	—	28,098	25,236	—	25,236
Non-financial private sector and residents abroad	83,508,702	1,200	83,509,902	83,688,723	86,578	83,775,301
Liabilities at fair value through profit and loss	189,554	—	189,554	268,086	—	268,086
Derivatives	—	—	—	94,222	—	94,222
Repo transactions	319,817	—	319,817	—	—
Other financial assets	8,610,705	560,465	9,171,170	4,093,028	175,373	4,268,401
Financing received from the Argentine Central Bank and other financial institutions	8,688,059	329,538	9,017,597	7,160,469	872,753	8,033,222
Negotiable obligations issued	4,282,707	1,803,768	6,086,475	2,164,615	7,142,556	9,307,171
Liabilities from current income tax	—	—	—	192,999	—	192,999
Subordinated negotiable obligations	1,314,985	804,903	2,119,888	26,150	1,357,667	1,383,817
Provisions	21,720	655,298	677,018	14,352	72,563	86,915
Liabilities from deferred income tax	2,029	—	2,029	172	—	172
Other non- financial liabilities	6,521,350	1,681,386	8,202,736	4,640,436	763,909	5,404,345
TOTAL LIABILITIES	118,957,903	5,836,558	124,794,461	113,473,965	10,471,399	123,945,364

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

23.	ECONOMIC CONTEXT IN WHICH THE GROUP OPERATES

(Expressed in thousands of pesos)

The Group operates in a complex economic context, whose main variables have been strongly volatile both at a national and international level.

The following circumstances are taken into account at a national level:

•	The first semester of the year recorded a 2.5% fall in GDP year-to-year.
•	Accrued inflation between January 1, 2019 and December 31, 2019 amounted to 53.8%.
•	The significant devaluation of the peso as from August produced and unexpected dollar deposit outflow from the financial system (thus the fall in reserves of the Argentine Central Bank) and an increase in the reference interest rate above 74%.

In face of the aforementioned events, the government decided to implement certain measures, among which the following:

•	Limits in the acquisition of foreign currency.
•	Specific terms to enter and settle exports.
•	Prior authorization to be issued by the Argentine Central Bank to set up external assets for companies.
•	Prior authorization to be issued by the Argentine Central Bank for the payment of debts to foreign related companies related.
•	Deferring of the payment of certain government debt instruments.
•	Control of fuel prices.

This volatility and uncertainty context remain as of the issuance of these financial statements.

The Group’s Board is permanently controlling the evolution of variables that affect its business in virtue of the definition of its course of action and identification of potential impacts on its equity and financial situation. The Group’s financial statements must be read in virtue of these cirumstances.

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of December, 31 2019 and 2018:

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 12/31/2019	Book value 12/31/2018	Without options	Options	Final
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government Securities
Treasury Bill U$S Mat. 09/13/2019		1	158,290	—	158,290	—	158,290
Treasury Bill U$S Mat. 11/15/2019		1	126,313	—	264,313	—	264,313
Lecap coupon S30G9 60% $ Mat. 02/26/2020		1	22,659	—	-110,641	—	(110,641)
Treasury Bonus $ TPM Mat.06/21/2020		1	1,373	—	1,373	—	1,373
Treasury Bill U$S Mat. 2/28/2020		3	3	—	3	—	3
Argentine National Bonus Usd 5.625% V2022 (A2E2)		1	3,948	—	3,948	—	3,948
Argentine National Bonus 2020 U$S 8% (AO20)		1	4,464	—	4,464	—	4,464
Argentine National Bonus USD 8.75% 2024 (AY24)		1	8,059	—	8,059	—	8,059
Bonus Discount $ 2033 (Arg Law) (DICP)		1	2,129	—	2,129	—	2,129
Argentine National Bonus 2.5% $ 22/07/2021 (TC21)		1	14,989	—	14,989	—	14,989
Boncer 2020 (TC20)		1	13,492	—	13,492	—	13,492
T.D. Pcia de Buenos Aires $ V. 04/12/25 (PBA25)		1	8,093	—	8,093	—	8,093
Bocon – Consolidation Bonus $ 8 serie (PR15)		1	18,837	—	18,837	—	18,837
Treasury Bonus $ Tpm Mat. 06/21/2020 (TJ20)		1	6,353	—	6,353	—	6,353
Treasury Bill U$S Mat. 05/10/2019		1	—	1,238,920	—	—	—
Others		1	83,070	2,505,468	—	—	—
				—
Central Bank Bills				—
Liquidity Central Bank Bills Mat.01/02/19		2	—	5,990,274	—	—	—
Liquidity Central Bank Bills Mat.01/04/19		2	—	2,985,462	—	—	—
Liquidity Central Bank Bills Mat.01/08/19		2	—	988,764	—	—	—
Liquidity Central Bank Bills Mat.01/07/19		2	—	742,766	—	—	—
Liquidity Central Bank Bills Mat.01/03/19		2	—	598,058	—	—	—
Others

Corporate Securities
Vcp Pyme Catalinas Coop.3 V04/12/20 $ CG		3	2,593	—	2,593	—	2,593
On Quickfood Class 9 Mat. 11/24/22 $ C.G.		3	1,075	1,571	1,075	—	1,075
Vdff Credimas 33 Class A $ C.G.		2	—	1,603	—	—	—
On Ypf S.A. Class 41 Mat.09/24 /20 $ Esc		2	—	33,104	—	—	—
On Bco Galicia Bs.As. 5 S2 Mat.04/24/21 $CG		2	—	25,291	—	—	—
On Ypf SA Reg. 2 Class.28 8.75% Mat.04/04/2024		2	—	834	—	—	—
Others		1	92,761	—
Total Debt Securities at Fair value through profit or loss			568,501	15,112,115	397,370	—	397,370

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 09/30/2019	Book value 12/31/2018	Without options	Options	Final
OTHER DEBT SECURITIES
Measured at fair value with changes in OCI
Argentine
Central Bank Bills
Liquidity Central Bank Bills Mat.01/07/20		2	5,435,852	—	5,435,852	—	5,435,852
Liquidity Central Bank Bills Mat.01/08/20		2	918,038	—	918,038	—	918,038
Liquidity Central Bank Bills Mat. 01/03/20		2	543,264	—	543,264	—	543,264
Liquidity Central Bank Bills Mat.01/06/20		2	249,023	—	249,023	—	249,023
Liquidity Central Bank Bills Mat.01/02/20		2	24,962	—	24,962	—	24,962

Corporate Securities
Others			32	32	32	—	32

Measured at amortized cost
Government Securities
Treasury Argentine Sovereign Bonds TF Maturity 11/21/2020	3,090,168		3,090,168	3,090,930	3,090,168	—	3,090,168
Treasury Bills U$S 203 days Mat. 03/15/2019	—		—	1,039,760	—	—	—
Others			404,760	164,491	—	—	—

Corporate Securities
VD FF MBT 1 CLASE A	—		—	1,211	—	—	—
ON PREAR S.2 V. 02/15/19 $ ESC	—		—	2,560	—	—	—
Others			5,457	12,111
Total Other Debt Securities			10,671,556	4,311,095	10,261,339		10,261,339

EQUITY INSTRUMENTS
Measured at fair value with changes in results
Grupo Financiero Galicia SA			5,796	521	5,796	—	5,796
YPF SA			—	1,082	—	—	—

Measured at fair value through OCI
Argentine
Others			8,783	8,801	8,783	—	8,783
Total equity instruments			14,579	10,404	14,579	—	14,579
Total			11,254,636	19,433,614	10,673,288	—	10,673,288

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of December 31, 2019 and 2018 balances of loans and other financing are the following:

	12/31/2019	12/31/2018
COMMERCIAL PORTFOLIO

Normal situation	40,792,911	39,863,548
-With "A" Preferred Collateral and Counter-guarantees	2,077,298	3,102,854
-With "B" Preferred Collateral and Counter-guarantees	8,705,776	7,174,967
- Without Preferred Collateral nor Counter-guarantees	30,009,837	29,585,727

Subject to special monitoring
- Under Observation	243,293	157,615
-With "A" Preferred Collateral and Counter-guarantees	10,680	5,397
-With "B" Preferred Collateral and Counter-guarantees	137,628	3,785
- Without Preferred Collateral nor Counter-guarantees	94,985	148,433

With problems	99,951	31,778
-With "A" Preferred Collateral and Counter-guarantees	6,132	2,387
-With "B" Preferred Collateral and Counter-guarantees	37,724	10,780
- Without Preferred Collateral nor Counter-guarantees	56,095	18,611

High risk of insolvency	3,599,602	368,871
-With "A" Preferred Collateral and Counter-guarantees	18,904	3,573
-With "B" Preferred Collateral and Counter-guarantees	1,393,979	45,750
- Without Preferred Collateral nor Counter-guarantees	2,186,719	319,548

Uncollectible	21,331	24,947
-With "A" Preferred Collateral and Counter-guarantees	—	—
-With "B" Preferred Collateral and Counter-guarantees	1,551	29
- Without Preferred Collateral nor Counter-guarantees	19,780	24,918

TOTAL COMMERCIAL PORTFOLIO	44,757,088	40,446,759

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	12/31/2019	12/31/2018
CONSUMER AND HOUSING PORTFOLIO

Normal situation	45,485,588	37,159,169
-With "A" Preferred Collateral and Counter-guarantees	684,232	540,320
-With "B" Preferred Collateral and Counter-guarantees	6,990,396	5,363,601
- Without Preferred Collateral nor Counter-guarantees	37,810,960	31,255,248

Low Risk	1,636,710	1,886,217
-With "A" Preferred Collateral and Counter-guarantees	90,781	26,512
-With "B" Preferred Collateral and Counter-guarantees	286,110	140,302
- Without Preferred Collateral nor Counter-guarantees	1,259,819	1,719,403

Medium Risk	1,327,361	1,387,781
-With "A" Preferred Collateral and Counter-guarantees	46,794	11,560
-With "B" Preferred Collateral and Counter-guarantees	168,352	33,497
- Without Preferred Collateral nor Counter-guarantees	1,112,215	1,342,724

High Risk	1,689,364	1,402,702
-With "A" Preferred Collateral and Counter-guarantees	23,998	3,148
-With "B" Preferred Collateral and Counter-guarantees	104,418	8,971
- Without Preferred Collateral nor Counter-guarantees	1,560,948	1,390,583

Uncollectible	294,910	135,550
-With "A" Preferred Collateral and Counter-guarantees	4,990	52
-With "B" Preferred Collateral and Counter-guarantees	69,567	1,166
- Without Preferred Collateral nor Counter-guarantees	220,353	134,332

Uncollectible classified as such under regulatory requirements	1,919	2,351
-With "A" Preferred Collateral and Counter-guarantees	—	—
-With "B" Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	1,919	2,351

TOTAL CONSUMER AND HOUSING PORTFOLIO	50,435,852	41,973,770
TOTAL GENERAL(1)	95,192,940	82,420,529

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS). The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:
Loans and other financing	88,922,160	78,791,903
Other debt securities	10,671,556	4,311,095
Computable items out of balance	(4,400,776)	(682,469)
plus allowances	5,839,423	3,451,407
plus IFRS adjusments non computable for DCS	434,995	307,406
less non deductible ítems for DCS	(3,670)	(7,163)
less Debt securities measured at amortized cost	(10,671,524)	(4,434,119)
Total	95,192,940	82,420,529

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of December 31, 2019 and 2018 the concentration of leans and other financing are the following:

	Loans and other financing
	12/31/2019		12/31/2018
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	12,095,853	12.7%	10,741,399	13.0%
50 following largest customers	16,923,044	17.8%	12,720,768	15.4%
100 following largest customers	9,150,391	9.6%	7,164,839	8.7%
Rest of customers	57,023,652	59.9%	51,793,523	62.9%
TOTAL	95,192,940	100.0%	82,420,529	100.0%

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of December 31, 2019 the breakdown of leans and other financing are the following:

		Remaining terms for maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Non-financial Public Sector	—	3,980	4,351	6,717	14,050	32,159	26,157	87,414
Financial Sector	—	39,375	11,268	13,164	15,491	43,490	—	122,788
Non-financial private sector and residents abroad	8,492,765	62,751,282	21,706,517	25,746,965	28,930,845	38,485,494	82,826,143	268,940,011
TOTAL	8,492,765	62,794,637	21,722,136	25,766,846	28,960,386	38,561,143	82,852,300	269,150,213

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of December 31, 2019 and 2018, are as follows:

			Additions y Disposals				Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Increase	Decrease	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	12/31/2019	12/31/2018
Cost model
Land and Buildings	4,985	50	—	—	—	—	(1,730)	—	(1,694)	(3,424)	1,561	3,255
Furniture and facilities	171,163	10	—	—	24,897	(2,441)	(79,171)	220	(21,242)	(100,193)	93,426	91,992
Machinery and equipment	686,250	5	—	—	103,456	(5,263)	(410,420)	700	(135,732)	(545,452)	238,991	275,830
Vehicles	73,561	5	—	—	29,639	(12,839)	(21,898)	5,686	(14,952)	(31,164)	59,197	51,663
Right of Use of Leased Properties	—	—	—	—	988,386	—	—	483	(368,301)	(367,818)	620,568	—
Other miscellaneous assets	15	5	—	—	—	—	(15)	—	—	(15)	—	—
Construction in progress	251,264	—	—	—	98,518	(112,493)	—	—	—	—	237,289	251,264
Revaluation model
Land and Buildings	1,186,113	50	758,138	(11,498)		(92)	(82,714)		(26,210)	(108,924)	1,823,737	1,103,399
Total	2,373,351		758,138	(11,498)	1,244,896	(133,128)	(595,948)	7,089	(568,131)	(1,156,990)	3,074,769	1,777,403

SCHEDULE F - INVESTMENT PROPERTIES

The movements in investment properties as of December 31, 2019 and 2018 are as follows:

						Depreciation			Net carrying
Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	At the beginning of the year	Of the period	At the end of the period	12/31/2019	31/12/2018
Measurement at cost
Other investment properties	5,995	50	—	19,203	—	(473)	(2,087)	(2,560)	22,638	5,522
Measurement at fair value
Rented properties	407,300	50	428,468	3,019,693	(457)	—	—	—	3,855,004	407,300
Total	413,295		428,468	3,038,896	(457)	(473)	(2,087)	(2,560)	3,877,642	412,822

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of December 31, 2019 and 2018, are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	12/31/2019	31/12/2018
Measurement at cost
Goodwill	1,227,082		10,465	—	(2,394)	—	—	(2,394)	1,235,153	1,224,688
Brands	72,348		—	—	—	—	—	—	72,348	72,348
Licenses	32,084	3	22,097	(316)	(8,601)	—	(12,032)	(20,633)	33,232	23,483
Other intangible assets	1,132,481		562,826	(3,168)	(491,183)	92	(233,387)	(724,478)	967,661	641,298
TOTAL	2,463,995		595,388	(3,484)	(502,178)	92	(245,419)	(747,505)	2,308,394	1,961,817

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of December 31, 2019 and 2018 the concentration of deposits are the following:

	Deposits
	12/31/2019		12/31/2018
Number of customers	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	11,913,933	13.4%	21,904,492	23.1%
50 following largest customers	11,722,499	13.2%	15,122,034	15.9%
100 following largest customers	6,008,831	6.8%	5,743,157	6.1%
Rest of customers	59,362,914	66.6%	52,136,331	54.9%
TOTAL	89,008,177	100.0%	94,906,014	100.0%

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of December 31, 2019:

	Remaining terms for maturity
Item	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	4,991,453	505,296	17,116	—	—	—	5,513,865
Financial sector	28,098	—	—	—	—	—	28,098
Non-financial private sector and residents abroad	74,674,595	7,072,815	4,499,893	479,308	2,245	—	86,728,856
Liabilities at fair value through profit and loss	189,554	—	—	—	—	—	189,554
Repo operations	319,817	—	—	—	—	—	319,817
Other financial liabilities	7,174,634	408,985	556,549	577,851	368,592	533,279	9,619,890
Financing received from the Argentine Central Bank and other financial institutions	7,403,715	966,831	202,593	355,116	572,505	339,929	9,840,689
Negotiable Obligations issued	—	2,622,814	451,878	2,893,862	1,946,204	1,925,997	9,840,755
Subordinated negotiable obligations	—	48,215	28,490	1,424,132	862,185	—	2,363,022
TOTAL	94,781,866	11,624,956	5,756,519	5,730,269	3,751,731	2,799,205	124,444,546

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of December 31, 2019 and 2018:

			As of December 31, 2019 (per currency)
Items	Headquarters and branches in the country	As of December 31, 2019	Dollar	Euro	Real	Others	As of December 31, 2018
ASSETS
Cash and Due from Banks	13,896,907	13,896,907	13,161,262	589,529	15,285	130,831	16,358,427
Debt securities at fair value through profit or loss	704,916	704,916	704,916	—	—	—	2,792,749
Derivatives	—	—	—	—	—	—	13,405
Other financial assets	1,151,505	1,151,505	1,151,257	248	—		595,143
Loans and other financing	21,482,922	21,482,922	21,479,286	3,313	—	323	21,130,355
Other financial entities	—	—	—	—	—	—	—
Loans - Non-financial private sector and residents abroad	21,482,922	21,482,922	21,479,286	3,313	—	323	—
Other Debt Securities	65	65	65	—	—	—	1,039,824
Financial assets in guarantee	4,503,242	4,503,242	4,503,242	—	—	—	462,536
Investments in equity instruments	—	—	—	—	—	—	—
Other non-financial assets	179,271	179,271	179,271	—	—	—	149,192
TOTAL ASSETS	41,918,828	41,918,828	41,179,299	593,090	15,285	131,154	42,541,631

LIABILITIES
Deposits	23,336,727	23,336,727	22,855,146	481,581	—	—	31,319,494
Non-financial public sector	2,171,358	2,171,358	2,171,272	86	—	—	7,899,762
Financial sector	9,062	9,062	9,062	—	—	—	2,978
Non-financial private sector and foreign residents	21,156,307	21,156,307	20,674,812	481,495	—	—	23,416,754
Liabilities at fair value through profit or loss	—	—	—	—	—	—	152,886
Other financial liabilities	4,091,775	4,091,775	3,998,209	93,566	—	—	503,747
Financing received from the Argentine Central Bank and other financial institutions	8,075,471	8,075,471	8,075,471	—	—	—	6,789,700
Subordinated negotiable obligations	2,119,888	2,119,888	2,119,888	—	—	—	1,383,817
Other non-financial liabilities	341,062	341,062	341,062	—	—	—	514,782
TOTAL LIABILITIES	37,964,923	37,964,923	37,389,776	575,147	—	—	40,664,426

NET POSITION	3,953,905	3,953,905	3,789,523	17,943	15,285	131,154	1,877,205

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of December 31, 2019 is presented below:

Items	Balance at 12/31/2018	Increases	Disabilities and direct charges	Balance at 12/31/2019
Other financial assets	654	63,560	(654)	63,560
Loans and other financing
Other financial entities	29,812	—	(17,732)	12,080
Non-financial private sector and residents abroad
Advances	115,439	617,238	(89,285)	643,392
Documents	244,573	770,057	(255,465)	759,165
Mortgage loans	56,881	369,419	—	426,300
Pledge loans	42,553	98,317	(168,167)	(27,297)
Personal loans	1,167,454	1,884,909	(2,044,324)	1,008,039
Credit cards	518,760	834,499	(719,189)	634,070
Financial lease	47,317	57,117	(28,200)	76,234
Others	1,228,618	1,780,589	(701,767)	2,307,440
Corporate securities (1)	74	3,555	—	3,629
Contingent commitments (2)	1,196	—	(829)	367
TOTAL	3,453,331	6,479,260	(4,025,612)	5,906,979

The line “Loan loss provisions” as per Income Statement, includes 718,670 in terms of direct result charges.

(1)	Provisions for Corporate Securities do not apply to Loan loss provisions. Its counterparty is recorded in Interest Income.
(2)	Provisions for Contingent Commitments do not apply to Loan loss provisions. Its counterparty is recorded in Other Operating Expenses.

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos)

Separate Financial Statements

For the financial year ended on

December 31, 2019, presented on comparative basis.

GRUPO SUPERVIELLE S.A.

Separate Statement of Financial Position

As of December 31, 2019 and 2018

(Expressed in thousands of pesos)

	Notes and Schedules	12/31/2019	12/31/2018
ASSETS
Cash and due from banks	1.6 and 3	119,498	3,150
Cash		2	3
Financial institutions and correspondents
Other local and foreign financial institutions		119,496	3,147
Other financial assets	1.6, 3 and 7.1	722,108	965,715
Other debt securities	1.6, 7.2 and A	—	112,515
Current income tax assets		43,827	—
Investment in subsidiaries, associates and joint ventures	6	19,336,923	14,935,666
Property, plant and equipment	4	1,403	1,792
Intangible Assets	5	1,521,191	1,532,867
Tax Receivables		49,479	1,424
Other Non-financial assets	7.3	149,052	128,442
TOTAL ASSETS		21,943,481	17,681,571

LIABILITIES
Issued Negotiable Obligations		—	28,023
Tax payable		—	130,656
Other Non-Financial Liabilities		263,444	367,337
TOTAL LIABILITIES		263,444	526,016

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Paid in capital		8,997,297	8,996,882
Earnings Reserved		6,800,154	5,447,192
Retained earnings		—	(911,607)
Other comprehensive income		1,167,932	598,797
Net Income for the period		4,257,932	2,567,569
TOTAL SHAREHOLDERS' EQUITY		21,680,037	17,155,555
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		21,943,481	17,681,571

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

Separate Statement of Comprehensive Income

For the financial year ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

	Notes	12/31/2019	12/31/2018
Interest income	7.6	75,620	129,349
Interest expenses	7.7	(1,015)	(9,794)
Net interest income		74,605	119,555
Net income from financial instruments at fair value through profit or loss	7.8	228,925	703,106
Exchange rate difference on gold and foreign currency		(2,008)	(24,072)
NIFFI And Exchange Rate Differences		226,917	679,034
Subtotal		301,522	798,589
Other operating income	7.9	135,245	158,626
Net operating income		436,767	957,215
Personnel expenses	7.10	126,303	176,879
Administration expenses	7.11	140,403	95,841
Depreciation and impairment of non-financial assets		22,530	14,895
Other operating expenses	7.12	17,988	10,263
Operating income		129,543	659,337
Profit of subsidiaries and associates	7.13	4,060,147	2,098,545
Income before taxes		4,189,690	2,757,882
Income tax		68,242	(190,313)
Net income of the period		4,257,932	2,567,569

The accompanying notes and schdules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

Separate Statement of Comprehensive Income

Earning Per Share

For the financial year ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018

NUMERATOR
Net income for the period attributable to owners of the parent company	4,257,932	2,567,569
PLUS: Diluting events inherent to potential ordinary shares	—	—
Net income attributable to owners of the parent company adjusted by dilution	4,257,932	2,567,569

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	—	—
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722

Basic Income per share	9.32	5.62
Diluted Income per share	9.32	5.62

The accompanying notes and schdules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

Separte Statement Of Comprehensive Income

For the financial year ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018
Net income from the period	4,257,932	2,567,569
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	562,383	452,189
Total Other Comprehensive Income not to be reclassified at the income of the period	562,383	452,189

Components of Other Comprehensive Income to be reclassified at the income of the period
Income of the period from de participation of Other Comprehensive Income of associates and joint ventures recorded through the utilization of the participation method	6,752	1,425
Income of the period from financial instrument at fair value through changes in other comprehensive income	—	12,570
Income tax	—	(3,771)
Total Other Comprehensive loss to be reclassified at the income of the period	6,752	10,224
Total other comprehensive income	569,135	462,413

Total Comprehensive Income	4,827,067	3,029,982
Total comprehensive income attributable to parent company	4,827,067	3,029,982

The accompanying notes and schedules are an integral part of the separate financial statements

GRUPO SUPERVIELLE S.A.

Separate Statement of Changes in Shareholders´ Equity

For the financial year ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

						Other comprehensive income
Item	Capital Stock (Note 12)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Balances at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	582,380	16,417	17,155,555
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
- Other reserves	—	—	—	1,352,962	(1,352,962)	—	—	—
- Dividend distribution	—	—	—	—	(303,000)	—	—	(303,000)
Paid in capital in subsidiaries	—	415	—	—	—	—	—	415
Net Income for the period	—	—	—	—	4,257,932	—	—	4,257,932
Other comprehensive income for the period	—	—	—	—	—	562,398	6,737	569,135
Balances as of December 31, 2019	456,722	8,997,297	91,344	6,708,810	4,257,932	1,144,778	23,154	21,680,037

						Other comprehensive income
Item	Capital Stock (Note 12)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Balances at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	131,040	5,344	14,369,575
Paid in capital in subsidiaries	—	(296)	—	—	—	—	—	(296)
Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves	—	—	18,589	2,174,764	(2,193,353)	—	—	—
- Dividend distribution	—	—	—	—	(243,706)	—	—	(243,706)
Net Income for the period	—	—	—	—	2,567,569	—	—	2,567,569
Other comprehensive income for thr period	—	—	—	—	—	451,340	11,073	462,413
Balances as of December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	582,380	16,417	17,155,555

The accompanying notes and schedules are an integral part of the separate financial statements

GRUPO SUPERVIELLE S.A.

Separate Statement of Cash Flow

For the financial year ended on December 31, 2019 and 2018

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	4,189,690	2,757,882

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(4,060,147)	(2,098,545)
Depreciation and impairment	22,530	14,895
Exchange rate difference on gold and foreign currency	2,008	24,072
Interests from loans and other financing	(75,620)	(129,349)
Interests from deposits and financing	1,015	9,794
Net income from financial instruments at fair value through profit or loss	(228,925)	(703.106)

(Increases) / decreases from operating assets:
Other debt securities	202,427	5,533,868
Other assets	346,026	(829,790)

Increases / (decreases) from operating liabilities:
Other liabilities	79,982	86,526
Income Tax paid	(154,296)	(53,518)

TOTAL OPERATING ACTIVITIES (A)	324,690	4,612,729

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of investments in subsidiaries	(197,955)	(1,406,361)
Contributions made to subsidiaries	(559,386)	(2,271,030)

TOTAL INVESTING ACTIVITIES (B)	(757,341)	(3,677,391)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in investments in subsidiaries that do not result in control loss	415	(296)
Unsubordinated negotiable obligations	(29,038)	(7,369)
Dividends	(303,000)	(243,706)
Collections:
Dividends collected	791,025	—

TOTAL FINANCING ACTIVITIES (C)	459,402	(251,371)

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	(2,008)	(24,072)

TOTAL CHANGES IN CASH FLOW
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	24,743	659,895
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 1.6)	816,023	156,128
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 1.6)	840,766	816,023

The accompanying notes and schedules are an integral part of the separate financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

1.       ACCOUNTING STANDARDS AND BASIS OF PREPARATION OF THE UNAUDITED SEPARATE FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Financial Statements as of the fiscal year ended on December 31, 2019 was passed by the Board of the Company over the course of its meeting held on February 19, 2020.

1.1.	(a) Differences between the accounting framework established by the BCRA and IFRS

The Central Bank of the Argentine Republic (BCRA), through Communications "A" 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB, for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5.5 "Impairment" of IFRS 9 "Financial Instruments" and of IAS 29 "Financial Information in Hyperinflationary Economies".

(i) Impairment of financial assets

In accordance with Communication “A” 6114, for the recognition of credit losses in these financial statements, the Group has applied the “Minimum provisions for bad debt” provisions set forth in the Liquidity and Solvency standards (LISOL 1) of the BCRA (Note 1.14)

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment, impairment and applies the effective interest method.

Should the impairment model contemplated in point 5.5 of IFRS 9 be applied, the Entity's equity and results would differ significantly from the balances currently reported.

(ii) Restatement for inflation of the financial statements

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

Through Communication "A" 6651, the B.C.R.A. It established that the Financial Institutions should begin to apply the provisions on restatement for inflation of the financial statements as of the years beginning on January 1, 2020.Therefore, IAS 29 has not been applied in these financial statements.

The application of IAS 29 "Financial information in hyperinflationary economies" has general effects in these unaudited separate condensed interim financial statements affecting balances significantly, increasing the Group's equity and its comprehensive income as of December 31, 2019 approximately to $24,170 and $(1,445) millions, respectively.

1.1.b) Changes in the accounting framework set by the Argentine Central Bank and to be implemented as from 01/01/2020

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank, Financial Entities shall begin to apply regulations related to the re-expression of inflation of financial statements as from fiscal years starting on January 1, 2020. Communication “A” 6849 included the guidelines for the application of the financial statements re-expression procedure set by IAS 29, including the financial statements comparative re-expression procedure. The impact produced by the application of this regulation is set forth in note 1.1.a)(i).

Additionally, pursuant to Communication “A” 6430 provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 01/01/2020 shall be started. Later, Communication “A” 6778 established that Group “B” entities may extend the impact produced by the application of such regulation over 5 years, whereas Group “A” entities will not rely on such possibility. Pursuant to Communication “A” 6847, debt securities of the Non-Financial public sector will be excluded temporarily from IFRS 9 application scope; therefore, such securities will not be affected by provisions on impairment of financial assets. Likewise, financial entities will be allowed to re-categorize, as from 01/01/2020, instruments of the non-financial public sector rated at fair value through profit and loss and at fair value through profit and loss in OCI at an amortized cost criterion, while utilizing the accounting value of such date as addition value. As for instruments affected by this option, interest accrual and accessories shall be interrupted as long as the accounting value is above its fair value.

Upon the application of impairment model included in the accounting framework set by the Argentine Central Bank, a decrease in the shareholders´equity would have been recorded as of December 31, 2019 as well as a decrease in income of approximately $ 57 million.

Likewise, pursuant to Communication “A” 6851, provisions on “Minimum Provisions for uncollectibillity risk” shall keep a “regulatory” scope, regardless of the fact that financial statements of financial entities shall be subject to International Financial Reporting Standards (IFRS). Financial entities shall, temporarily, deduct the positive difference between the “regulatory” provision calculated pursuant regulations on “Minimum provisions for uncollectibillity risk” or the accounting for the last fiscal year closed upon disclosure of said communication, the higher of both, and the new accounting standard recorded as per paragraph 5.5 of IFRS 9 from its computable equity responsibility. In virtue of the re-calculation of the minimum capital position included in Section 3 of standards om “Distribution of income”, Grupo “B” financial entities shall apply paragraph 5.5 of IFRS 9.

1.2. Basis of preparation

These Consolidated Financial Statements have been prepared according to the Accounting Framework established by the Argentine Central Bank described in Note 1.1

a)       Going concern

As of the date of these unaudited separate condensed interim Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

b)       Unit of measure

The separate financial statements of the Entity recognize the changes in the purchasing power of the currency until February 28, 2003, having discontinued the adjustment for inflation, as of that date, as required by Communication "A" 3921 of the BCRA, taking considerations in Note 1.1.(b).

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

c)       New accounting standards, amendments and interpretations issued by the IASB that have been adopted by the Group

The Group has applied the following standard for the first time as of January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 "Leases", which establishes the new lease transaction registration model. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires the lessee to recognize the lease liability that reflects future lease payments and a right to use assets, for almost all lease agreements, with the exception of certain short-term leases and leases of asset Low value. The accounts of the lessors are maintained as indicated in IAS 17; however, it is expected that the new accounting model for lessees will impact the negotiations between landlords and tenants. Through the Com, "A" 6560 the B.C.R.A. introduced changes to the chart of accounts and information regimes as a consequence of the entry into force of said IFRS as of January 1, 2019. From the analysis of the contracts in force there have been no operations that should be considered as Leases under this standard.

d)       New accounting standards and amendments issued by the IASB that have not been adopted by the Group

As new IFRSs are approved, modifications or derogation from those in force and, once these changes are adopted through Circulars of Adoption of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the B.C.R.A. it will be issued about its approval for financial entities. In general, the early application of any IFRS will not be accepted, unless it is specifically defined at the time it is adopted.

The new published standards, modifications and interpretations are listed below, which still have not entered into force for financial years starting as of January 1, 2018, and have not been adopted in advance:

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the financial years beginning as from November 1, 2021. The Company is evaluating the impact of the adoption of this new standard.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3       Critical accounting policies and estimates

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these Separated Financial Statements.

1.4. Information by segment

The Group determines operating segments based on performance appraisal reports which are revised by the Board and key personnel of the Senior Management and updated upon changes occur.

The Group considers the business in accordance with the types of products and services available, thus identifying operating segments mentioned in Note 2 as per Consolidated Financial Statements.

1.5. Foreign currency translation

(a)	Functional and presentation currency

Figures included in the Separated Financial Statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Separated Financial Statements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

(b)	Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”.

As of December 31, 2019 and 2018 the balances in US dollars were converted at the reference exchange rate determined by the B.C.R.A. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the B.C.R.A.

1.6.        Cash and due from banks

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	12/31/2019	12/31/2018	12/31/2017
Cash and due from banks	119,498	3,150	17,171
Other financial assets	721,268	700,758	138,957
Other debt securities	—	112,115	—
Cash and cash equivalents	840,766	816,023	156,128

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	12/31/2019	12/31/2018	12/31/2017
Cash and due from Banks
As per Statement of Financial Position	119,498	3,150	17,171
As per the Statement of Cash Flows	119,498	3,150	17,171
Other financial assets
As per Statement of Financial Position	722,108	965,715	138,957
Other financial assets not considered as cash equivalents	(840)	(264,957)	—
As per the Statement of Cash Flows	721,268	700,758	138,957
Other debt securities
As per Statement of Financial Position	—	112,515	4,182,846
Other debt securities not considered as cash equivalents	—	(400)	(4,182,846)
As per the Statement of Cash Flows	—	112,115	—

		Cash Flow
Items	Balances as of 12/31/2018	Collections	Payments	Other movements without cash	Balances as of 12/31/2019
Negotiable obligations issued	28,023	—	(29,038)	1,015	—
Total	28,023	—	(29,038)	1,015	—

1.7.       Financial instruments

Other financial assets and other deb securities

i)       Financial assets at amortize cost

Financial assets shall be measured at amortized cost if:

(a)       the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

(b)       the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss.

The effective interest method uses the rate that allows the estimated future cash flows to be discounted to be received or paid over the life of the instrument or a shorter period, if appropriate, equalizing the net book value. By applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)       Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)       the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(b)       the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive incomes. Gains and losses arising out of changes in fair value shall be included in other comprehensive incomes within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of sale or disposal, the accumulated gain or loss previously recognized in other comprehensive incomes are reclassified from equity to the income statement.

Investments in Mutual Funds: they have been valued according to the value of the share in force on the last business day corresponding to the end of the fiscal year.

iii)       Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading
-	Instruments specifically designated at fair value through profit or loss
-	Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

The fair value of these instruments was calculated using the prices prevailing at the end of each year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out in conditions of mutual independence, between interested parties and duly informed, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or the analysis of discounted cash flows. The estimation of fair values is explained in more detail in the section "critical accounting policies and estimates".

Additionally, financial assets can be valued ("designated") at fair value through profit or loss when, in doing so, the Group eliminates or significantly reduces an inconsistency in measurement or recognition.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

iv)	Financial liabilities – Negotiable obligations issued

Negotiable obligations issued by Group are measured at amortize cost.

v)	Investment in subsidiaries, associates and joint ventures

Subsidiaries are entities over which the Group has control. The Group controls an entity when such entity is exposed, or holds control, to receive variable yields as a result of its interest, and has the capacity to utilize its power to run operating and financial policies of such entity to impact on yields. Subsidiaries are consolidated as from the date on which the control is transferred to the Company, and are excluded from consolidation as from the date such control ceases.

Associates are entities on which the Group has a significant influence, that is, the power to intervene in financial-and-business-related decision making processes of such associate, but without gaining control.

Pursuant to IAS 27 and 28, separate financial statements, investments in subsidiaries and associates may be recorded through the use of “interest method” or “proportional equity value method”.

In virtue of the utilization of Interest Method, investments are initially recognized at cost, and such amount increases or decreases for the recognition of investor´s interest in earnings and losses of the entity after the acquisition/set-up date.

Likewise, net indentifiable assets and contingent liabilities acquired in the initial investment in a subsiadiary and/or associateare initially valuated at fair value as of investment date. When applicable, the value of interest in subsidiaries and associates includes the goodwill recognized on such date. When the interest of the group in losses is equivalent to or exceeds the value of the interest in such entities, the Entity does not recognize additional losses, except upon the existence of legal or assumed obligations related to the provision of funds or payments on behalf of such entities.

The interest in earnings and losses of subsidiaries and associates is recognized in the line “Income from associates and joint ventures” in the separate income statement. The interest of the Entity in other income from subsidiaries and associates is recognized in the line “Interest of associates and joint ventures recorded through the utilization of Interest method of the separate statement of other comprehensive results.

The Group determines the date of each report upon the existence of objective evidence showing that an investment in a subsidiary or associate is not recovereable. If so, the devaluation amount is calculated as the difference between the recovereable value of such investment and its accounting value, while recognizing the resulting amount in “Income from associates and joint ventures” in the separate income statement.

1.8.       Intangible Assets

a)       Goodwill:

Goodwill resulting from the acquisition of subsidiaries, affiliates or joint ventures accounts for the excess between:

(i)       the cost of one acquisition, which is valued as the amount of the transferred payment, valued at fair value as of the acquisition date plus the amount of non-controlling interest; and

(ii)       the fair value of recognizable acquired assets and assumed liabilities of such acquisition.

All goodwill is included in the item intangible assets in the consolidated statement of financial position.

Goodwill is not amortized. The Group evaluates, annually or upon devaluation indicators, the recoverability of goodwill based on future discounted fund flows plus any other information available as of the preparation of consolidated Financial Statements. Earnings and losses from the sale of an entity include the goodwill balance in the sold entity.

Goodwill is assigned to cash-raising units with the purpose of carrying out recoverability tests. Such assignment applies to those cash-raising units (or group of units), identified in accordance with the operating segment criterion and benefiting from the combination of businesses from which goodwill resulted.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

Goodwill’s impairment test

Goodwill are assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2019	12/31/2018
Supervielle Seguros S.A.	1,130	1,130
Cordial Compañía Financiera S.A.	1,154	1,154
InvertirOnline S.A.U. / InvertirOnline.Com Argentina S.A.U.	674,487	667,787
Micro Lending S.A.U.	525,796	525,796
Futuros del Sur S.A.	3,766	—
TOTAL	1,206,333	1,195,867

The recoverable amount of a cash generating unit is determined on the basis of use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined on the basis of past results, other external sources of information and their expectations of market development.

The discount rates used are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The goodwill values recorded as of December 31, 2019 and 2018, have been tested as of the date of the financial statements and no adjustments for impairment have been determined as a result of the analyzes performed.

b)       Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combinations are recognized at their estimated fair value at the acquisition date.

As of the closing date of the separate financial statements , intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject, annually or whenever there are indications of devaluation, to annual assessment for impairment, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

c)       Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

Development, acquisition or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition or implementation of software, recognized as intangible assets are amortized through the application of straight-line method during their estimated useful lives, over a term not exceeding five years.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

1.9.       Property, plant and equipment

Lots and buildings were recorded at their revaluated values based on periodically appraisals; for which purpose independent appraisers were hired, net of the consequent building depreciation. A revaluation reserve is recognized in Other Comprehensive Income.

Any property, plant and equipment are recorded at their net historical cost of accrued depreciations and/or accrued devaluation losses, if any. The cost includes expenses directly attributable to the acquisition or building of these ítems.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of a property, plant and equipment within a range of estimates of their fair value and considering the currency in which transactions are carried out in the market. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the active value or are recognized as a separate asset, as appropriate, if and only if it is probable that they generate future economic benefits for the Entity, and their costs can be fairly measured. The book value of the asset that is being replaced is withdrwan, thus the new asset is amortized by the number of years of useful life left at the moment of the improvement.

The maintenance and reparations expenses are recognized in the consolidated income statement of the fiscal year in which they are incurred.

The depreciation is calculated utilizing the straight-line method, applying annual rates sufficient to extinguish the values of goods at the end of their estimated useful life. In the event that an asset includes significant components with different useful lives, they are recognized and depreciated as separate items.

The following chart presents the useful life for each of the items forming part of the item property, plant and equipment:

Property, plant and equipment	Estimated Useful Life
Buildings	50 Years
Furnitures and Facilities	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
Others	5 Years

The residual value of the property, plant and equipment, useful lives and depreciation methods are reviewed and adjusted if necessary, at each fiscal year closing or when there are devaluation signs.

The book value of the property, plant and equipment is immediately reduced at its recoverable amount when the book amount is greater than the estimated recoverable amount.

1.10.       Other receivables and debts

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each financial year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

1.11.       Reserved Earnings and dividend distribution

As for income resulting from dividends, there are certain restrictions for Companies where the Group holds interest. Such restrictions are mentioned in Note 1.29 as per Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

1.12.       Recognition of income

Financial income and expenses are recorded for all assets and liabilities measured at amortized cost in accordance with the effective rate method, thus the differentiation from all positive and negative results which are an integral part of the operation effective rate.

Results contained in the effective rate include expenses or income related to the creation or acquisition of a financial asset or liability.

The Group´s income from services are recognized in the income statement in accordance with the performance obligations compliance.

1.13.       Shareholders‘ equity

Accounts included in this item are re-expressed at its nominal value.

The paid in capital has been decreased by expenses related to the issuance of shares.

1.14.       Profit and Loss Accounts

Profit and loss accounts were stated in nominal currency, except for charges for results produced by permanent investments in companies, which were determined – as from their inclusion date – following the proportional net worth value method applied on the issuers’ last Financial Statements as of year closing.

2.	FINANCIAL INSTRUMENTS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2019 and 2018:

Financial Instruments as of 12/31/2019	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Cash and due from banks	—	119,498	—	119,498
- Other financial assets	722,108	—	—	722,108
Total Assets	722,108	119,498	—	841,606

Financial Instruments as of 12/31/2018	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Cash and due from banks	—	3,150	—	3,150
- Other financial assets	965,715	—	—	965,715
- Other debt securities	—	—	112,515	112,515
Total Assets	965,715	3,150	112,515	1,081,380
Liabilities
- Financial debts	—	28,023	—	28,023
Total Liabilities	—	28,023	—	28,023

3.	FAIR VALUES

The Group classifies fair values of financial instruments in three levels according to the quality of the data utilized for such classification.

Fair Value level 1: The fair value of financial instruments in active markets (such as publicly negotiated derivatives, negotiable or available investments for sale) is based on market quotation prices as of report period date. The market prices utilized in financial assets held by the Group accounts for the current purchase price. These instruments are included in level 1.

Fair Value level 2: The fair value of financial instruments which are not negotiated in active markets, such as over-the-counter derivatives, is fixed by means of valuation techniques that maximize the use of observable information and relies the least possible on specific estimates of the Group. If all variables necessary for the definition of the fair value of a financial instrument are observable variables, such instrument is included in level 2.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

Fair Value level 3: If one or more relevant variables are not based on market observable information, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on December 31, 2019 and 2018:

Portfolio of instruments at 12/31/2019	Reasonable Value - Results	Amortized cost	Total
Assets
- Other financial assets	722,108	—	—
Total Assets	722,108	—	—

Portfolio of instruments at 12/31/2018	Reasonable Value - Results	Amortized cost	Total
Assets
- Other financial assets	965,715	—	—
- Other debt securities	112,515	—	—
Total Assets	1,078,230	—	—

Fair Value of Other Financial Instruments

The following describes methodologies and assumptions utilized to determine fair values of financial instruments that have not been recorded at fair value in these financial statements:

-	Assets which fair value is similar to that of the book value: For financial liquid assets and liabilities with short term maturity (less than three months), it has been determined that the book value is similar to the fair value.

-	Fixed rate financial instruments: The fair value of financial assets has been determined by discounting future fund flows at current offered market rates for each fiscal year for financial instruments of similar features. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group’s portfolio.

-	For quoted assets and quoted debt issued at fair value, the fair value has been determined in accordance to market prices.

-	Other financial instruments: For financial liquid assets and liabilities with short term maturity, the fair value is deemed to be similar to that of the accounting value. Such assumption also applies to savings account deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31, 2019 and 2018:

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	119,498	119,498	119,498	—	—
Total Assests	119.498	119.498	119.498	—	—

Other Financial Instruments as of 12/31/2018	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	3,150	3,150	3,150	—	—
Total Assests	3,150	3,150	3,150	—	—

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

4.	PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount				Depreciation				Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Of the period	At the end of the period	12/31/2019	12/31/2018
Vehicles	1,947			1,947	(155)	20%	(389)	(544)	1,403	1,792
Total	1,947			1,947	(155)		(389)	(544)	1,403	1,792

5.	INTANGIBLE ASSETS

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the period	12/31/2019	12/31/2018
Goodwill	1,195,867	10,466	—	1,206,333	—	—	—	—	—	1,206,333	1.195.867
Relations with clients	254,465	—	—	254,465	(10,603)	—	—	(15,905)	(26,508)	227,957	243.862
Brand	72,348	—	—	72,348	—	—	—			72,348	72.348
Proprietary Software & Technology	24,948	—	—	24,948	(4,158)	—	—	(6,237)	(10,395)	14,553	20.790
Total	1,547,628	10,466	—	1,558,094	(14,761)		—	(22,142)	(36,903)	1,521,191	1.532.867

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

6.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 12.31.2019	Book value at 12.31.2018
					Main Activity	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	17,563,082	16,933,196	12,772,528
	Cordial Compañía Financiera S.A.	Ord.	1	12,847,878	Financial Company	256,957	2,519,093	125,936	63,026
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	863,950	540,453	421,657
	Tarjeta Automática S.A.	Ord.	1	397,091,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	339,703	292,974	341,657
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	186,569	177,240	172,707
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	251,761	199,109	278,646
	Supervielle Seguros S.A.	Ord.	1	1,393,391	Insurance company	14,667	784,626	731,642	500,088
	FF Fintech SUPV I	-	-	655,000	Financial Trust	30,817	41,586	41,586	25,106
	Micro Lending S.A.U.	Ord.	1	362,000,000	Financing investments	362	97,127	41,954	199,232
Invertir Online	InvertirOnline S.A.U	100	100	2,400	Settlement and Clearing Agent	240	238,126	249,206	161.019
	InvertirOnline.Com Argentina S.A.U	0,01	0,01	80,451,077	Representations	805	12,541
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	95,000	Insurance Broker	100	100	95	-
	Bolsillo Digital S.A.U	Ord.	1	100,000	Computer Services	100	30	30	-
	Futuros del Sur S.A.	Ord.	1	560	Settlement and Clearing Agent	560	3,424	3,502
Total investments in subsidiaries, associates and joint ventures								19,336,923	14,935,666

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

7.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF FINANCIAL POSITION ANDSEPARATED STATEMENT OF COMPREHENSIVE INCOME:

	12/31/2019	12/31/2018

7.1 Other financial assets
Mutual funds investments	304,820	181,791
Other investments	416,448	776,976
Miscellaneous Debtors	840	6,948
	722,108	965,715
7.2 Other debt securities
Public securities	—	112,515
	—	112,515
7.3 Other non-financial assets
Advances to employees	2,157	3,102
Payments made in advance	—	1,052
Retirement insurance	146,895	123,391
Other non-financial assets	—	897
	149,052	128,442
7.4 Negotiable Obligations Issued
Class XIII	—	28,023
	—	28,023

7.5 Other non-financial liabilities
Compensation and social charges payable	25,791	14,153
Miscellaneous creditors	187,341	319,736
Provision for long-term incentive	50,312	33,448
	263,444	367,337

7.6 Interest income
Earned interests	15	3,673
Profit by government securities measure at amortized cost	75,605	125,676
	75,620	129,349

7.7 Interest expenses
Interest paid for overdraft	(1)	—
Expenses from NO issuance	(19)	(570)
Lost interest from NO issuance	(995)	(9,224)
	(1,015)	(9,794)

7.8 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	87,012	17,447
Income from Holding – MF	69,970	22,042
Income from Holding –Government Securities	71,943	618,421
Income from Hedge – Forward contract	—	45,196
	228,925	703,106

7.9 Other operating income
Subsidiaries’ advisory fees	84,888	65,129
Third parties’ advisory fees	918	2,666
Royalties	684	4,648
Other incomes	1,946	2,022
Revaluation of retirement insurance contributions	46,721	57,631
Gains from Tax credits provisions	—	25,902
Income from sale of shares	88	628
	135,245	158,626

7.10 Personnel expenses
Personnel expenses	126,303	176,879
	126,303	176,879

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

	12/31/2019	12/31/2018

7.11 Administration expenses
Bank expenses	1,213	2,147
Professional fees	42,153	44,657
Fees to directors and syndics	59,256	12,408
Taxes, rates and contributions	13,167	18,219
Insurance	1,219	2,818
Expenses and office services	4,736	3,044
Other expenses	18,659	12,548
	140,403	95,841
7.12 Other operating expenses
Turnover tax from Service Activities	4,334	3,882
Turnover tax from Financial Activities	7,512	5,010
Tax credit prescription	153	—
Compensatory interests	645	156
Lost interests	5,344	1,215
	17,988	10,263
7.13 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	3,130,327	1,588,667
Results from equity investment in Cordial Compañía Financiera S.A.	(12,090)	(30,744)
Results from equity investment in Tarjeta Automática S.A.	(48,683)	(79,546)
Results from equity investment in Supervielle Asset Management S.A.	170,513	166,438
Results from equity investment in Espacio Cordial de Servicios S.A.	81,962	143,283
Results from equity investment in Supervielle Seguros S.A.	600,096	306,278
Results from equity investment in Sofital S.A.F. e I.I.	141,213	88,57
Results from equity investment in Micro Lending S.A.U.	(157,277)	(164,454)
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	146,563	68,925
Results from equity investment in FF Fintech S.A.	7,323	11,128
Results from equity investment in Bolsillo Digital S.A.U.	(104)	—
Results from equity investment in Futuros del Sur S.A.	304	—
	4,060,147	2,098,545

8.	RESTRICTED ASSETS

As of December 31, 2019 and 2018, the Group does not hold restricted assets.

9.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of December 31, 2019 and 2018, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

				Percentage of direct participation		Percentage of direct and indirect participation
Company	Condition	Legal Adress	Principal Activity	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Commercial Bank	97.10%	97.03%	99.90%	99.89%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320. C.A.B.A.. Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Credit Card	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Mutual Fund	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Real State	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance Broker	95.00%	-	100.00%	-
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Computer Services	100.00%	-	100.00%	-
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	-	100.00%	-

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99.87% as of 12/31/19 and 12/31/18,

As of January 16, 2018, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 19,000 and 361,000 respectively. On January 24, 2018, CCF held an Ordinary Shareholders' meeting by which it resolved to accept the contributions received on July 24, 2017, December 12, 2017 and January 16, 2018, and increase the capital stock in the amount of 56,751 with a paid in capital from 973,249.

On March 14, 2018, Grupo Supervielle S,A,, Banco Supervielle S,A, and Cordial Compañía Financiera made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of 262,500, 30,000 and 7,500 respectively, On March 19, 2018, Tarjeta Automática S,A, held Ordinary Shareholders' meeting by which it resolved to capitalize such contributions on September 20, 2017 and March 14, 2018 and increase the capital stock in the amount of 450,000.

On February 16, 2018, Grupo Supervielle S.A.´ s Board of Directors approved the set-up of Fideicomiso Financiero Finterch Supervielle I, aimed at the investment of new projects in financial technology and insurance technology for an amount of USD 3 million.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

On May 14, 2018, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S.A. for an amount of 861,000, On April 19, 2018, Banco Supervielle S.A. held Ordinary Shareholders' meeting by which it resolved to capitalize contributions received increasing the capital stock in the amount of 27,578,475 with a paid in capital from 833,421.

On May 2, 2018 Grupo Supervielle S.A. has acquired Micro Lending S.A.U.

On May 24, 2018 Grupo Supervielle S.A. has acquired InvertirOnline S.A.U. e InvertirOnline,Com Argentina S.A.U.

On August 21, 2018 and November 12, 2018, the Board of Grupo Supervielle S.A. approved to make irrevocable contributions in advance of future capital increases in Micro Lending S.A.U., for 58,000 and 100,000, respectively. On November 12, 2018, Micro Lending S.A.U., held an Ordinary General Assembly in which it was decided to capitalize the contributions received, increasing the Social Capital by the sum of 158,000.

On November 21, 2018, the assembly of Banco Supervielle S.A. approved the capitalization of a contribution in kind made by Grupo Supervielle S.A. in the amount of $ 1,000,000. This capitalization was authorized by the Central Bank of the Argentine Republic on January 17, 2019, under the terms of Communication "A" 6304. As a result, the period for the exercise of the right to pre-emptive subscription and accretion as arranged by art, 194 of the General Law of Companies No. 19,550, the share capital was increased by 36,887,438 shares.

On December 17, 2018, Grupo Supervielle S.A. received a non-capitalized contribution refund in Invertir Online.com S.A. for 276.

On December 18, 2018, Grupo Supervielle S.A. made effective the capital contribution in kind of 200,000 to Micro Lending S.A.U., by virtue of what was authorized by the meeting of that company held on December 17, 2018, which resolved to raise the capital by 200,000,000 ordinary shares.

On December 21, 2018, "Supervielle Asesores Productores de Seguros S.A." was created, which will have the exclusive purpose of carrying out the intermediation activity, promoting the conclusion of life, property and pension insurance contracts, advising insured and insurable persons, Grupo Supervielle S.A. owns 95% of the Share Capital.

On February 12, 2019, Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañía Financiera S.A. for 950,000, while Grupo Supervielle S.A. committed a capital contribution in cash and / or in kind for the sum of 50,000. On February 27, 2019, the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions, subject to the authorization of the Central Bank of the Argentine Republic in the terms of Communication "A" 6304, by virtue of the contribution in kind made by Grupo Supervielle.

On June 12, 2019, Grupo Supervielle S.A. made an irrevocable contribution of capital to Banco Supervielle S.A. for 475,000. On July 10, 2019, the assembly of Banco Supervielle S.A. resolved to capitalize contributions received increasing the capital stock in the amount of 21,345,787, through the issuance of up to 21,345,787 new Class B shares. The period of preferential subscription and accretion in accordance with article 194 of the Law 19,550, the capital increase amounted to $ 20,711,607, corresponding to issue 20,711,607 Class B shares (with an issue premium of $ 21,9340 per share), in favor of Grupo Supervielle SA as a contributing shareholder. This capital increase is being processed by the corresponding regulators.

On June 14, 2019, Grupo Supervielle S,A, and Banco Supervielle S,A, made an irrevocable contribution of capital to Cordial Compañia Financiera S,A, for 25,000 and 475,000 respectively, On July 10, 2019 the assembly of Cordial Compañía Financiera S,A, resolved to capitalize said contributions increasing the capital stock in the amount of 28,415,064 by issuing 28,415,064 new shares (with a paid in capital from 16,5963 per share). This capital increase is being processed by the corresponding regulators.

On July 24, 2019 “Bolsillo Digital S.A.U.” was created, which will have the purpose of carrying out the design, programming and development of software, mobile phone applications, web pages and / or any other digital means for the marketing of products and services related to management and processing of payments made by and in favor of third parties. Grupo Supervielle S.A. owns 100% of the Share Capital.

On December 18, 2019 Grupo Supervielle S.A. has acquired Futuros del Sur S.A.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

The following describes Controlled Companies’ shareholders’ equity and results:

As of December 31, 2019 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	141,598,981	124,035,899	17,437,127	3,320,416
Cordial Compañía Financiera S.A.	8,130,975	5,611,882	2,519,093	(241,783)
Tarjeta Automática S.A.	438,533	98,830	339,703	(274,341)
Supervielle Asset Management S.A.	266,235	79,666	186,569	140,178
Sofital S.A. F. e I.I.	916,518	52,568	863,950	(109,101)
Espacio Cordial de Servicios S.A.	416,005	164,244	251,761	3,111
Micro Lending S.A.U.	224,036	126,909	97,127	(258,836)
InvertirOnline.Com Argentina S.A.U.	22,292	9,751	12,541	(1,790)
InvertirOnline S.A.U.	2,605,079	2,366,953	238,126	36,693
Supervielle Seguros S.A.	1,554,555	769,929	784,626	267,515
Bolsillo Digital S.A.U.	139	109	30	(93)
Futuros del Sur S.A.	3,619	195	3,424	(554)

(1)	The net equity and the net result attributable to the owners of the parent company are reported,

As of December 31, 2018 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	137,186,230	123,937,707	13,185,479	1,670,515
Cordial Compañía Financiera S.A.	8,153,920	6,893,044	1,260,876	(614,617)
Tarjeta Automática S.A.	494,076	93,767	400,309	(291,194)
Supervielle Asset Management S.A.	241,395	59,560	181,835	157,504
Sofital S.A. F. e I.I.	668,263	23,684	644,579	12,916
Espacio Cordial de Servicios S.A.	414,158	98,073	316,085	83,205
Micro Lending S.A.U.	523,434	292,038	231,396	(255,417)
InvertirOnline.Com Argentina S.A.U.	15,780	6,464	9,316	(2,363)
InvertirOnline S.A.U. (2)	825,645	677,663	147,982	62,525
Supervielle Seguros S.A.	950,527	402,105	548,422	190,892

(1)	Corresponds to the Shareholders´Equity and Net Income attributable to parent company,
(2)	Corresponds to the Financial Statement of InvertirOnline S.A.U. as of November 30, 2018,

As of December 31, 2019 balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	12/31/2019	12/31/2018

Cash and due from banks
Banco Supervielle S.A.	1,388	677
InvertirOnline S.A.U. Cta. Cte.	114,908	356
	116,296	1,033

Other financial assets
Debtors for service to subsidiaries CCF	816	972
Debtors for service to subsidiaries TA	24	19
Debtors for service to subsidiaries BS	—	5,868
Debtors for service to subsidiaries ECS	—	89
Time deposits – Cordial Comoañia Financiera	416,448	430,997
Time deposits – Banco Supervielle	—	345,979
	417,288	783,924
Liabilities

Other non financial liabilities
Pending contributions – Supervielle Productores Asesores de Seguros S.A.	71	—
Provisions - Banco Supervielle S.A.	68	170
	139	170

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

As of December 31, 2019 and 2018, results with Grupo Supervielle S.A‘s controlled are as follows:

	12/31/2019	12/31/2018
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	15	10
Interests from loans - Micro Lending S.A.U.	—	3.663
	15	3.673
Interest expense
Interests from current accounts – Banco Supervielle S.A.	1	—
	1	—

Other operating income
Banco Supervielle S.A.	75,852	58,200
Sofital S.A.F. e I.I.	84	60
Supervielle Asset Management S.A.	816	621
Tarjeta Automática S.A.	240	188
Cordial Compañía Financiera S.A.	8,088	9,640
Espacio Cordial de Servicios S.A.	492	880
	85,572	69,589
Administrative expenses
Bank expenses – Banco Supervielle S.A.	1,081	2,270
Rent – Banco Supervielle S.A.	3,968	2,500
Legal and accounting consultancy services- Banco Supervielle S.A.	480	480
Fees for market operations - InvertirOnline S.A.U.	608	1863
	6,137	7,113

Net income from financial instruments at fair value through profit or loss
Income from forward contracts – Banco Supervielle S.A.	—	45,196
Interest from time deposits– Cordial Compañía Financiera S.A.	83,929	2,015
Interest from time deposits – Banco Supervielle S.A.	3,083	15,432
	87,012	62,643

10.	INCOME TAX

Law 27,451 has been recently enacted, which mainly establishes the following accounting impacts:

Article 27 of the Law stipulates that the inflation adjustment, positive or negative, corresponding to the first and second fiscal year beginning on January 1, 2019, should allocate a sixth (1/6) in that fiscal period and the remaining five sixth (5/6), in equal parts, in the next five (5) immediate fiscal periods.

In turn, it is clarified that said provision does not preclude the allocation of the remaining thirds corresponding to previous periods, calculated in accordance with the previous version of article 194 of the Income Tax Law.

Article 48 of the Law 27,541 establishes that until the fiscal years beginning as of January 1, 2021 inclusive, the tax rate will be thirty percent (30%) -Dividends or distributed profits will be 7%.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

The following table reconciles the statutory income tax rate in Argentina to the Group´s effective tax rate as of December 31, 2019 and 2018:

	12/31/2019	12/31/2018
Comprehensive Income of the financial year Income Tax	4,189,690	2,757,882
Tax Rate in Force	30%	30%
Result of financial year before Income Tax at the tax rate	1,256,907	827,365
Permanent differences (at tax rate):
Result of equity investments	(1,218,044)	(629,564)
Breakdown of previous financial years	(4,781)	(33,317)
Untaxed results	15,237	25,829
Tax Inflation adjustment	(87,845)	—
Affidavit adjustment 2018	(37,036)	—
Deferred tax rate difference	7,320	—
Income Tax/(Breakdown) of the fiscal year (*)	(68,242)	190,313

(*) The income tax for the financial year ended on December 31, 2017 was compensated with breakdowns of previous years

Additionally, minimum presumed income tax is determined by applying the 1% tax over computable assets as of financial year closing. This tax complements income tax.

The Group’s tax obligation in the financial year will coincide with the highest amount of both taxes. However, if, in a financial year, the minimum presumed income tax exceeds income tax, such excess may be recorded as a down-payment of any income tax excess over the minimum presumed income tax that might be produced in any of the following ten financial years.

The evolution of liabilities balance from deferred tax is expressed as follows:

Item	Valuation of Common Investment Funds	Tax Inflation adjustment	Balance
Balance at the beginning of financial year	1,424	—	1,424
Changes of the fiscal year	(17,828)	65,883	48,055
Balance as of year closing	(16,404)	65,883	49,479

11.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2019 is as follows:

	Other financial assets	Current income tax assets	Deferred income tax assets	Other non-financial assets	Other non-financial liabilities
To mature:
1st. Quarter	722,108	43,827	—	38,880	213,132
2nd. Quarter	—	—	—	36,724	—
3rd. Quarter	—	—	—	36,724	—
4th. Quarter	—	—	—	36,724	—
Over a year	—	—	49,479	—	50,312
Subtotal to mature:	722,108	43,827	49,479	149,052	263,444
Matured term	—	—	—	—	—
Total	722,108	43,827	49,479	149,052	263,444
At fixed rate	357,953	—	—	—	—
At floating rate	304,820	—	—	—	—
Not accrue interest	59,335	43,827	49,479	149,052	263,444
Total	722,108	43,827	49,479	149,052	263,444

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

12.	CAPITAL STOCK

As of December 31, 2019, 2018 and 2017 the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 12/31/2017	456,722
Capital stock as of 12/31/2018	456,722
Capital stock as of 12/31/2019	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank,

13.	ECONOMIC CONTEXT IN WHICH THE GROUP OPERATES

The Group operates in a complex economic context, whose main variables have been strongly volatile both at a national and international level.

The following circumstances are taken into account at a national level:

•	The first semester of the year recorded a 2.5% fall in GDP year-to-year.
•	Accrued inflation between January 1, 2019 and December 31, 2019 amounted to 53.8%.
•	The significant devaluation of the peso as from August produced and unexpected dollar deposit outflow from the financial system (thus the fall in reserves of the Argentine Central Bank) and an increase in the reference interest rate above 74%.

In face of the aforementioned events, the government decided to implement certain measures, among which the following:

•	Limits in the acquisition of foreign currency.
•	Specific terms to enter and settle exports.
•	Prior authorization to be issued by the Argentine Central Bank to set up external assets for companies.
•	Prior authorization to be issued by the Argentine Central Bank for the payment of debts to foreign related companies related.
•	Deferring of the payment of certain government debt instruments.
•	Control of fuel prices.

This volatility and uncertainty context remain as of the issuance of these financial statements.

The Group’s Board is permanently controlling the evolution of variables that affect its business in virtue of the definition of its course of action and identification of potential impacts on its equity and financial situation. The Group’s financial statements must be read in virtue of these circumstances.

14.	RISK MANAGEMENT POLICIES

The financial risk factor policy has been developed by the Management of Banco Supervielle S.A., the Group's main investment See Note 18 as per Consolidated Financial Statements.

15.	SUBSEQUENT EVENTS

There are no events or operations that occurred after December 31, 2019 that could materially affect the equity situation or the results of the Group as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2019 presented on comparative basis

(Expressed in thousands of pesos)

SCHEDULE A – OTHER DEBT SECURITIES

	HOLDING
Item	Balance at 12/31/19	Balance at 12/31/18
Argentine

LTPA9 - Treasury Bill $ - Mat. 04/30/2019	—	401
LTPE9 - Treasury Bill $ - Mat. 01/31/2019	—	112,114

Total other debt securities	—	112,515
Total	—	112,515

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

			As of December 31, 2019 (per currency)	As of December 31, 2018
Items	Headquarters and branches in the country	As of December 31, 2019	Dollar
ASSETS
Cash and Due from Banks	118,254	118,254	118,254	2,129
Other financial assets	185,647	185,647	185,647	143,932
Other non-financial assets	146,895	146,895	146,895	123,391
TOTAL ASSETS	450,796	450,796	450,796	269,452

LIABILITIES
Other non-financial liabilities	235,989	235,989	235,989	345,951
TOTAL LIABILITIES	235,989	235,989	235,989	345,951

NET POSITION	214,807	214,807	214,807	(76,499)

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine months period started on January 1, 2019 and ended on December 31, 2019,

presented on comparative basis,

(Expressed in thousands of pesos)

NOTE 1:	SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS,

None.

NOTE 2:	SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS,

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

See Note 11 to the Financial Statements.

NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

See Note 1.5, 1.7, 11 and schedule L to the Financial Statements.

NOTE 5:	BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART, 33 GENERAL LAW OF COMPANIES

See Note 9 to the Separate Financial Statements.

NOTE 6:	RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of December 31, 2019 and 2018, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:	INVENTORIES

As of December 30, 2019 and 2018 the Group did not have inventories.

NOTE 8:	MARKET VALUE

See Note 1.8 and 1.11 to the Financial Statements.

NOTE 9:	PREMISES AND EQUIPMENT

See Note 1.10 to the Financial Statements.

NOTE 10:	EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art, 31 of General Law of companies equity investments.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine months period started on January 1, 2019 and ended on December 31, 2019,

presented on comparative basis,

(Expressed in thousands of pesos)

NOTE 11:	RECOVERABLE AMOUNTS

As of December 31, 2019 and 2018, the criterion used to determine the recoverable amount of premises and equipment is value in use, set by the likelihood of absorption of depreciations with the company results.

NOTE 12:	INSURANCE

As of December 31, 2019 and 2018, the Company did not record tangible assets to be ensured.

NOTE 13:	NEGATIVE AND POSITIVE CONTINGENCIES

a)	Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.
b)	Contingent situations as of the date of Financial Statements with a probability of occurrence more than remote, and not recorded:

As of December 31, 2019 and 2018, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:	IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)	Status of procedure for its capitalization:

As of December 31, 2019 and 2018, no balances of irrevocable contributions in advance of future capital increases were recorded.

b)	Cumulative and unpaid dividends of preferred stock:

As of December 31, 2019 and 2018, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:	RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 16.6 to the consolidated financial statement.

Grupo Supervielle S,A,

INFORMATIVE REVIEW as of December 31, 2019

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on December 31, 2019, yields a profit of 4,249,929, which represents a return on average net worth of 22,5%, This result was originated, mainly, by the results of our investments in companies.

On April 26, 2019, the Ordinary General Shareholders' Meeting approved the following distribution of the results of the 2018 fiscal year, which had shown a profit of $ 2,567,569, by adoption of the International Financial Reporting Standards from January 1, 2018, adjustments were made to results of previous years in the amount of $ (911,607), which leaves a net result of outstanding profits of $ 1,655,962:

*	Dividends in cash: 303,000
*	Other reserve: 1,352,962

Grupo Supervielle S.A. is the parent company of the economic group and As of December 31, 2019 and 2018, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	12/31/2019	12/31/2018
Banco Supervielle S.A.	Commercial Bank	99.90%	99.89%
Cordial Compañía Financiera S.A.	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.99%	99.99%
Supervielle Asset Management S.A.	Asset management company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance Company	100.00%	100.00%
Micro Lending S.A.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	—
Bolsillo Digital S.A.U.	Computer Services	100.00%	—
Futuros del Sur S.A.	Settlement and Clearing Agent	100.00%	—

Grupo Supervielle S,A,

Informative Review as of December 31, 2019

(in thousands of pesos)

Brief description of Related Companies

Banco Supervielle (“The Bank”) entered the Argentine financial services industry in 1887 and maintain a leading competitive position in certain attractive market segments, The bank is the main subsidiary of Grupo Supervielle S,A, a holding company, The bank offered financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. As of December 31, 2019, the Bank infrastructure supports the multi-channel distribution strategy with a strategic national footprint through 283 access points, which include 182 bank branches, 78 of these bank branches are fully dedicated to serve senior citizens, 22 banking payment and collection centers and 79 CCF sales points located in Walmart supermarkets and 539 ATMs, 217 self-service terminals and 191 Cash Dispensers with biometric identification. Moreover, the Bank offered financial services through 35 consumer financing branches of Tarjeta and other points of sale, 7 Mila’s customer support offices, completing a network of 600 car dealer, As of December 31, 2019, the Bank records 141,598,981 worth assets and shareholders’ equity attributable to parent company of 17,437,127. Net income recorded in the nine months period ended on December 31, 2019 amounted to 3,320,416which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of December 31, 2019, recorded negative results of 241,783.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. The period ended on December 31, 2019, recorded negative results of 274,341. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 13 active funds. As of December 31, 2019, earnings amounted to 140,178.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of December 31, 2019, recorded negative results of 109,101.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of December 31, 2019, earnings amounted to 3,111.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 784,626 and assets for 1,554,555. As of December 31, 2019, earnings amounted to 267,515.

Micro Lending S.A., specializes in the financing of pledge credits, particularly used cars. As of December 31, 2019, recorded negative results of 258,836.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of December 31, 2019 InvertirOnline S.A.U obtained earnings of 36,693 and InvertirOnline.Com Argentina S.A.U. it obtained negative results of 1,790.

Grupo Supervielle S,A,

Informative Review as of December 31, 2019

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	12/31/2019	12/31/2018
Total Assets	146,493,108	141,115,541
Total Liabilities	124,794,461	123,945,364
Changes in Shareholders’ Equity	21,698,647	17,170,177
Total Liabilities plus Changes in Shareholders’ Equity	146,493,108	141,115,541

Income Statement	12/31/2019	12/31/2018
Net income from interest	8,524,989	10,462,368
Net income from commissions	6,112,717	4,639,038
Net income before income tax	3,228,005	3,407,850
Net income of the period - Earnings	4,827,067	3,029,982

Consolidated Cash Flow Statement	12/31/2019	12/31/2018
Total operating activities	(18,135,127)	17,289,350
Total investment activities	(939,169)	(3,814,403)
Total financing activities	(4,352,334)	5,680,988
Effect of changes in exchange rate	4,386,557	6,395,255
Net increase in cash and cash equivalents	(19,040,073)	25,551,190

Grupo Supervielle S,A,

Informative Review as of December 31, 2019

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, comparative to the previous period:

Indicators (figures in thousands of pesos)	12/31/2019	12/31/2018

Liquidity	31.39%	49.50%
- Cash and cash equivalents (*1)	27,936,485	46,976,558
- Deposits	89,008,177	94,906,014

Solvency	17.39%	13.85%
- Shareholders Equity	21,698,647	17,170,177
- Total Liabilities	124,794,461	123,945,364

Immobilization of Capital	8.28%	3.88%
-Immobilized Assets (*2)	12,122,961	5,474,200
-Total Assets	146,493,108	141,115,541

ROE (*3)	22.6%	16.5%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S,A,

informative review as of December 31, 2019

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	the investment in financial entities and in the insurance company accounts for 82,0% of Grupo Supervielle S.A.’s assets, being the main assets of the Group,
•	85,2% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results,
•	Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the financial year 2020, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 30, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer